LeapFrog Annual Report 2008

09010635


It starts with a product...
...and leads to another...

Learning Path CONNECTED

See your child's play and learning online exclusively with the Learning Path!

The Award-Winning

Tag™ Reading System

28 awards in 6 countries



Ozzie and Mack



Platinum Award
Oppenheim Toy Portfolio
U.S.A.



Top Ten Toy of the Year Award
FamilyFun Magazine
U.S.A.

Silver Honors Award
Parents' Choice Foundation
U.S.A.



Gold Award
Practical Pre-School Magazine
United Kingdom

Children's Choice Award
Canadian Toy Testing Council
Canada



Toy of the Year Award
Australian Toy Association
Australia

★ ★ ★ ★ ★



Dear fellow shareholders:

What a year! It was a year of exhilarating favorable momentum (the first nine months), and a year of jarring economic collapse (the last three months).

As planned, LeapFrog successfully brought to market a portfolio of new and innovative products in 2008 including three compelling connected products: our acclaimed Tag reading system, a web-connected version of the original Leapster handheld called Leapster2, and Didj, the first customizable gaming and learning system for kids. Tag, our strategically important new reading system, launched to enthusiastic customer satisfaction results and received 28 awards including Educational Toy of the Year in the United States, Australia, and France. Importantly, we also introduced our breakthrough learning feedback technology, LeapFrog Learning Path, and the extensive network of reward systems, parent community and advice forums, online demonstration areas, and consumer marketing systems associated with it.

The momentum created by our new products accelerated into the first three quarters, driving sales results up 23 percent. Gross margins trended upwards, and we produced a healthy operating profit in the third quarter. Then consumer sentiment in the all-important fourth quarter fell off sharply...a nine percent year-over-year reduction in retail demand according to U.S. Department of Commerce estimates[1]...and resulted in the worst holiday toy industry performance in over 25 years. Weakening demand led to steep competitive discounting and the consumer shifted her orientation towards less expensive products. Our holiday sell-through was poor in this environment, and our net sales declined 24 percent year-over-year in the fourth quarter. We ended the year with a very high level of inventory in the channel, and we expect the first half of 2009 to reflect the continuing drag of a weak global economy.

Despite the surge of challenges during the fourth quarter, LeapFrog drove financial progress. Sales grew seven percent year-over-year in the United States and four percent overall to $459 million for 2008. Our net loss narrowed 33% to $68 million, or $1.07 per share. We recognized several unique charges and provisions directly tied to the weak economy, yet our gross margin improved slightly and we reduced operating expenses by 12 percent year-over-year. Operating cash flow was $12 million, an improvement of $27 million from a year ago, and total cash use for the year was only $14 million. We maintained a healthy balance sheet and ended the year with a solid cash position of more than $79 million, inventories of approximately $58 million, and no debt.

We have done extensive post-analysis and research regarding the year 2008, with a particular focus on the fourth quarter. In hindsight, we believe that we could have discounted more at the end of the holiday, and perhaps adjusted our ad campaign to "sell harder." However, we do not see any marketing technique, or product adjustment, or supply-chain demand forecasting model that could have compensated for the unprecedented drop in general consumer demand throughout the economy which occurred.

[1] Based on data from the Advance Monthly Retail Trade & Food Services Survey as published through the U.S. Census Bureau. Data compares Retail Sales Excluding Food Service for the months of October through December 2008 to the months of October through December 2007.

As companies worldwide begin the process of organizing themselves for the slowly recovering and de-leveraged economy which lies ahead, where is LeapFrog? Simply put, we think that with our brand, new products, our much lower cost structure, and strong balance sheet, we have a bright future. Let me be specific:

A Strong Brand and a Connected Product Portfolio

LeapFrog brand awareness and product purchase intent scores increased in 2008 with the rollout of our new web-connected products including one clear strategic "winner," the Tag reading system, our first new reading platform since our LeapPad system was introduced in 1999. Based on industry data, LeapFrog gained market share in the electronic learning category of toy products and is the clear sales and brand recognition leader in the category within the United States. The introduction of our proprietary Learning Path was well received and this online tool for parents and kids has become one of our key differentiators in the learning toy space. Early data indicates that a consumer who has engaged with the Learning Path has a value to LeapFrog over 10 times that of a non-Learning Path consumer. As we head into 2009, we have nearly one million connected consumers, and we believe that by year-end that number should increase to nearly three million consumers in our play-and-learn "ecosystem." In 2009 and 2010, we will see our connected portfolio, and our online product portfolio, improve and expand.

Retaking Reading

Tag performed well in its introductory year, beating internal sales plans and delivering tie ratios (ratio of software unit sales to hardware unit sales) exceeding those of our former hit product, LeapPad. Historically, the reading category dominated our business at about 60 percent of sales, and by the end of 2007 had declined to about 10 percent of sales. Because of Tag, today our reading segment is back and growing among four to six year-olds. Our Tag Junior book pal will launch in summer 2009 to help children ages two to four develop a love for reading and books. We will add to our expansive Tag library with the release of more than one dozen exciting new Tag book titles this year.

Expanding Our Leadership in Educational Gaming

Handheld educational gaming is, by far, our largest and most successful business area. We had our biggest year ever in educational gaming led by Leapster and Leapster2 and the introduction of Didj. This category was a strong performer during the 2008 holiday season, despite widespread competitive discounting. The Leapster franchise remains the clear handheld category leader in our age range with a high level of brand awareness among moms with children in the target age range of four to six year olds.

Building Exceptional Learning Content

LeapFrog content (our books and games) is our best opportunity to drive margins upwards and smooth the seasonality of product sales. With that in mind, we have developed relationships with software developers and the best-selling entertainment brands and educational publishers to establish an exceptional array of games and characters from leading media properties. Our library of 22 Tag books, 33 Leapster titles and 11 Didj games includes exclusive titles introduced during 2008. In 2009 and 2010, we expect to see the breadth and caliber of our content expand and the integration of the content with our Learning Path improve. We also expect that our Learning Path system will improve our ability to sell more content.

Creating Value through the Learning Journey

Web connectivity enhances the play and learning value of our products and is a cornerstone of the Learning Path, our online application that communicates each child's progress and skill development along his or her "learning journey" and helps customers transition to new products along the way. Web sales on LeapFrog.com, a major focus area for 2008, grew 20 percent year-over-year driven in part by more than two million Tag audio downloads through the Learning Path. Research results to-date show that Learning Path users have a significantly stronger affinity for the LeapFrog brand and, as I noted above, they are likely to be much bigger buyers of LeapFrog products. We believe there is substantial value to be created through this learning "ecosystem," and future investments will emphasize the development, marketing, and monetization of the Learning Path.

Our Mission for 2009 and Beyond

Nobody has clear visibility as to what 2009 will bring economically, but nearly all key indicators point to another challenging year in the marketplace. The recession will end eventually, and we will be in a good position to grow when that occurs. We are taking decisive actions to improve our products, stimulate content sales, sharpen price points where sell-through velocity or competition warrant, and introduce new lower price-point products into the learning toy line. We will also continue to find ways to run our business more efficiently and further reduce our cost structure as needed while maintaining the quality and liquidity of our balance sheet. In 2009, we are expecting substantial sales declines given current levels of retailer inventory and the challenges ahead. Yet, we still believe we will improve on 2008 cash flow performance due to higher gross margin products and a lower operating expense base. We have built our internal plans around break-even cash usage for the year.

LeapFrog's strategic priorities are to invest in the core categories of reading, educational gaming, and our Learning Path "ecosystem." Our marketing will be oriented to increasing consumer sales in these categories, to drive a higher percentage of content sales, and to catalyze new growth in the learning category. In 2009, we will see the launch of new connected products in our reading and gaming categories, as well as our learning toy line. Importantly, we will also expand our learning toy line, including our attractively-priced Scout assortment and the Zippity learning system, our first co-branded product with Disney. For 2010, our product development efforts are underway and we will "up the ante" in all of our product categories. By doing so, we believe we'll be positioned for substantial earnings growth as the consumer begins to feel the benefits of a strengthening economy.

We are focused on the interests of our shareholders, and we are driving very hard to improve cash flow, strengthen our product line, and build demand among consumers and retailers for the LeapFrog brand. We have a lot of work ahead of us, but we firmly believe that with our brand, our products, our balance sheet, and our team, LeapFrog's future is a bright one.

Sincerely,



Jeffrey G. Katz
Chairman and Chief Executive Officer
LeapFrog Enterprises, Inc.

April 20, 2009

This letter to shareholders contains forward-looking statements, including statements about future financial results and anticipated product launches. Please see the special note on forward-looking statements on page i of the enclosed LeapFrog Enterprises, Inc. 2008 Annual Report on Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission file number 001-31396

LEAPFROG ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**95-4652013** **(I.R.S. Employer Identification No.)**

6401 Hollis Street
Emeryville, CA 94608
(Address of principal executive offices)

(510) 420-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2008 calculated using the closing market price as of that day, was approximately $150.8 million. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding voting power of the registrant's common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of June 30, 2008. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of March 2, 2009 was 36,663,678 and 27,140,794, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this report on Form 10-K portions of its definitive Proxy Statement for the 2009 Annual Meeting of Stockholders, to be filed with the Commission.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1—Business," "Item 1A—Risk Factors," and "Item 7—Management's Discussion and Analysis of Financial Condition and Result of Operations," contains forward-looking statements, including statements regarding, the effects of global economic conditions on our business, our expectations for sales trends, margins, profitability, liquidity, expenses, inventory or cash balances, capital expenditures, cash flows, or other measures of financial performance in future periods, future products and services we may offer, anticipated competitive benefits of our strategy or of current or future products or services, and the effects of strategic actions on future financial performance. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of this Form 10-K and those found elsewhere in this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

SPECIAL NOTE ON FISCAL PERIOD DATES

This report on Form 10-K presents information regarding LeapFrog's performance during the fiscal years ended December 31, 2004, through the fiscal year ended December 31, 2008, as well as future financial obligations for the fiscal years ending December 31, 2009 through the fiscal year ending December 31, 2016. At the beginning of each Part of this report, and in all Tables, we remind the reader that our fiscal year ends December 31. Otherwise, we refer to each fiscal year as the year, for example: "2008" refers to the fiscal year ended December 31, 2008.

SPECIAL NOTE ON FINANCIALS

Unless otherwise noted all financial information is presented in thousands except for per share data and percentages.

TRADEMARKS AND SERVICE MARKS

"Alphabet Pal," "ClickStart," "Crammer," "Didj," Didj (stylized), the Didj logos, "Fly," the Fly logo, "Fly Fusion," the Fly Fusion logo, "Fridge Phonics," "Fridge Farm," "Leap," "LeapFrog," the LeapFrog logo, the LeapFrog Connect logo, the LeapFrog Learning Path logo, the LeapFrog School logo, "LeapPad," "Leapster," "Leapster L-Max," "Leapster TV," the Leapster2 logo, "LeapTrack," "Learn & Groove," "Learning Friend," "Learning Friend Tad," "Letter Factory," "Little Leaps," "LittleTouch," "Odyssey," "Play Anywhere...Learn Everywhere!," "See the Learning," "Tag," the Tag logo, the Tag Junior logo, the Tag School logo, "Talking Words Factory," and "Word Whammer" are some of our trademarks or service marks. This report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this report on Form 10-K are the property of their respective owners.

LEAPFROG ENTERPRISES, INC.

FORM 10-K
For the Fiscal Year Ended December 31, 2008
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

LeapFrog Enterprises, Inc. ("LeapFrog" or "we"), founded and incorporated in the State of Delaware in 1995, designs, develops and markets a family of innovative technology-based learning platforms and related proprietary content for children of all ages at home and in schools around the world. LeapFrog has developed a number of learning platforms, including the LeapPad Learning System, Leapster, Tag reading system, Clickstart, and Didj, that support a broad library of software titles. We have created more than 150 interactive software titles, covering subjects such as phonics, reading, writing, and math. In addition, we market a broad line of stand-alone educational toys that do not require the separate purchase of software. These learning toys are generally targeted at young children—from infants to five year olds. Our products are available in six languages and are sold globally through retailers, distributors, directly to consumers via the leapfrog.com webstore, and directly to schools. Our goal is to create educational products that kids love, parents trust and teachers value.

Form 10-K

Since April 2004 we have been a majority-owned subsidiary of Mollusk Holdings, LLC ("Mollusk"), an entity controlled by Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation.

Impact of Economic Environment and Strategic Implications

The world has been suffering the effects of a nearly unprecedented meltdown in the global economy, the pace of which accelerated during the fourth quarter of 2008. Many reports indicate that most, if not all, consumer product companies have been severely affected due to the impact of weaker consumer spending, particularly with respect to discretionary items. The prevailing adverse and macroeconomic conditions continued to deteriorate into December of 2008; this crisis resulted in what many analysts have characterized as the worst shopping holiday season in decades. In 2008, the toy industry experienced its first year-over-year sales decline in 30 years. In line with the broader trends, the timing and severity of the economic collapse also had a negative impact on us.

Our sales increased 23% during the first nine months of 2008 as compared to the same 2007 period as in 2008, we launched our first four web-connected products, an expansive new library of content, and the learning feedback technology we market as LeapFrog Learning Path. However, we were not immune to the increasingly chaotic macroeconomic conditions in the fourth quarter of 2008. Our fourth quarter sales results were weaker than expected, declining 24% year-over-year, which slowed 2008 full year-over-year sales growth to 4%. In addition to the lower than expected sales, we recorded approximately $23.5 million in charges that reduced our operating income during the fourth quarter of 2008. Anticipating strong consumer response to our new products and a reasonable, though late-arriving holiday season for toy products, we shipped to retailers just as the economic deterioration accelerated. The $23.5 million in charges related primarily to the higher than expected levels of inventory remaining on hand at our retailers at year end, which drove increases in promotional allowances to assist our retailers in selling through to consumers and increases to the sales return reserves, and an increase to our bad debt reserves due to the deteriorating financial conditions of certain retailers.

We expect these adverse macroeconomic conditions to continue throughout most of 2009; therefore, achieving profitability during this challenging environment will require enhanced discipline and focus. We will continue to identify and develop opportunities to drive efficiencies and reduce our cost structure in 2009. However, we also plan to invest where prudent; our 2009 strategies will be focused on driving sales of our learn-to-read and educational gaming market platforms, introducing additional connected products, expanding our content library, establishing parents' familiarity with the LeapFrog Learning Path, expanding our online play components, introducing learning toy products with lower price points and finally, continuing to hire, retain and reward our key talent. Also in 2009, we plan to substantially reduce spending to fully reflect our estimates of softer net sales given high retail inventories at the end of 2008 and a weak 2009 economy.

Business Segments and Operations

We organize, operate and assess our business in two primary operating segments: United States and International. Historically, we operated a School segment that sold products tailored for the United States educational market directly to schools, teacher supply stores and through catalogs and websites aimed at educators. After several years of extensive investments in direct sales and in research and development, our School segment experienced continuing sales declines, which accelerated in 2008. We believe this was primarily due to industry consolidation and severe funding constraints that limited the availability of school funds for the supplemental category of products that LeapFrog School marketed. As a result we decided to change our strategy with respect to the School segment to eliminate our direct sales force and other direct facilities expenses and instead, to leverage education resellers. During 2008, we significantly reduced our direct marketing to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S Consumer operating segment. This is consistent with how the chief operating decision maker reviews performance, allocates resources and manages the business. Accordingly, we have consolidated and reclassified the results of the operating segments formerly known as the U.S. Consumer and School segments into the United States segment for the fiscal years ended December 31, 2008, 2007 and 2006. See Footnote 20—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K for certain detailed information on our segments and their financial results for the fiscal years ended December 31, 2008, 2007 and 2006. The information included throughout this Form 10-K reflects the reclassification of prior period segment information to conform to the presentation of the current period.

Since 2006, we have focused on reducing our cost structure by improving efficiency in our operations and reducing relatively unproductive expenditures. These efforts have included headcount reductions, migration of certain aspects of our product development cycle to external parties and a restructuring in the fourth quarter of 2008, involving the closure of some of our offices and a company-wide reduction in force. During 2009, we will continue our efforts to reduce our cost structure by continuing to implement process improvements and other efficiencies. Also, in light of the continuing economic uncertainty affecting 2009, we plan to invest our resources especially carefully, focusing on building out our core product lines, adding content, and establishing our web-based LeapFrog Learning Path service described below.

Overview of Business Segments

The operations of LeapFrog's business segments are described below.

- ***United States:*** The United States segment is responsible for the development, design and marketing of electronic educational hardware products and related software, or content, sold primarily through retail channels and through our website in the United States. We market and sell our products directly to national and regional mass-market and specialty retailers, other retail stores and distributors and school-related distributors and resellers through a combination of sales representatives. We also sell our products through our online store and other Internet-based channels. The United States segment represented approximately 79%, 77% and 77% of LeapFrog's consolidated net sales in 2008, 2007 and 2006, respectively. The vast majority of this segment's sales are to a few large retailers. Sales invoiced to Wal-Mart, Toys "R" Us and Target in aggregate accounted for approximately 69%, 64% and 62% of the segment's gross sales in 2008, 2007 and 2006, respectively. Each of these customers accounted for more than 10% of our consolidated and United States segment's gross sales in each of 2008, 2007 and 2006. Accordingly, the loss of any of these three customers would have a material adverse effect on our business.
- ***International*:** The International segment is responsible for the localization and marketing of electronic educational hardware products and related software originally developed for the United States, sold primarily in retail channels outside of the United States. We market and sell our products to retailers outside the United States through various distribution arrangements. We have sales offices in Canada, France, Mexico and the United Kingdom, or U.K. We also maintain various distribution and marketing

arrangements in countries such as Australia, Japan, Germany and Korea, among others. Our International segment represented approximately 21%, 23% and 23% of our consolidated net sales in 2008, 2007 and 2006, respectively. No single country represented 10% or more of LeapFrog's consolidated net sales in any of the three years. In 2008, Toys "R" Us and Wal-Mart accounted for 10% and 13%, respectively of our International segment's gross sales. In 2007, no single customer accounted for 10% or more of our International segment's gross sales.

Product Portfolio

LeapFrog's product portfolio for both of our business segments includes the following:

- *Reading Solutions:*
  - Our Tag reading system, or Tag, introduced worldwide in 2008, is a pen-based reading system that leverages the core technology of optical hardware and optical character reading software. The Tag reading system focuses on fundamental reading skills and offers an extensive library of interactive books based on both children's classic book titles and popular licensed characters such as Dr. Seuss' Cat in the Hat, Disney Princess, and Nickelodeon's SpongeBob Squarepants.
  - The LeapPad learning system, or LeapPad, was historically our most popular learn-to-read product. It includes devices that introduce basic vocabulary and reading concepts for preschool and kindergarten children through music, talking characters, engaging narration and interactive play, and that can also be used to reinforce learning English as a second language. Tag was developed as a next generation replacement for LeapPad.
- *Educational Gaming and Grade School Products:*
  - We produce educational gaming products primarily for children ages four to twelve years old. Our educational games embed learning skills into action-packed games often featuring well known licensed content. The Leapster Educational Gaming system, Leapster, or classic Leapster, was launched in 2003. The platform is a handheld device targeted at four to eight year olds, with a multi-directional control pad and a touch-screen enabled by a built-in stylus. During 2008 we introduced the Leapster2 platform, a web-connected version of our Leapster handheld, which connects to the LeapFrog Learning Path. We also launched five Leapster software titles including "Star Wars: The Clone Wars" and Disney's "Wall-e." Our library of over 40 Leapster software titles is compatible with both Leapster and Leapster2.
  - The Leapster L-MAX, a television compatible version of the Leapster platform, has been phasing out in the United States and some international retail markets in 2008.
  - We expanded our educational gaming line in 2008 with the introduction of the Didj Custom Gaming System, or Didj. Didj is a web-connected handheld device that allows for customization of curriculum and game play. Didj has higher resolution graphics and is also integrated with the LeapFrog Learning Path. The Didj software library contains approximately ten titles, including some popular licensed content, such as LucasArts' "Clone Wars," and "Hannah Montana" by Disney.
  - In October 2008, we introduced the Crammer Study and Sound System, or Crammer, a hybrid music player and study device. Targeted at kids eight to twelve years old, the Crammer is an electronic study device featuring custom flash cards, on-board games and free downloadable educational content, all playable while listening to music.
- *Learning Toys:*
  - Learning Toys are stand-alone products that help develop fine motor skills, color, and sound and letter recognition for infants and children through age five. The products are generally more affordable and simpler to localize for foreign markets than our platform and content suites.

- In 2008, the majority of our Learning Toys sales came from three product lines: the Fridge Series, a line of magnetic toys designed for preschoolers and kindergarteners that teaches letter names, letter sounds and learning songs: the Learn and Groove Series, led by the Learn and Groove musical table which features bilingual musical learning toys: and Pre-school Games, a line of fast-paced handheld learning games.
- Clickstart, My First Computer, launched in 2007, introduces computer and preschool skills by turning any TV into a child's first computer. We introduced five new Clickstart titles in 2008 including "Cars" by Pixar and "Thomas and Friends" by HIT Entertainment.
- Learning toy products, because of their low price points and focus on younger children, can create customer entry points to our Reading Solutions and Educational Gaming product families. Our product strategy centers on products that are designed to "age up" with our child end users.

- *LeapFrog Learning Path:*

  In 2008, we introduced a web-based service, the LeapFrog Learning Path, or Learning Path. Learning Path is an online tool that helps parents track what their children are learning with our web-connected products, Tag, Leapster2 and Didj. Learning Path gives our consumers access to a variety of downloadable content and to online rewards programs that encourage learning. Parents are able to "see the learning" and gain personalized insight into their child's learning progress. Learning Path was introduced in the United States and Canada in 2008. We believe that Learning Path adds value to all of our products and expands our relationships with existing customers through personalized product recommendations and relevant information. In addition to the Learning Path, in 2008 we began to introduce online kids' content as part of our connected product strategy. Kids, for example, can earn and redeem rewards for their achievements with Tag, classic Leapster, Leapster2, and Didj. With Didj they can earn free mini-games; kids can also upload their art files from Leapster2 for printing and recognition of their friends and family. We expect to expand the content and features of Learning Path and online play/reward for kids as part of LeapFrog's connected strategy in 2009 and beyond.

For more information about the risks associated with our new products, particularly LeapFrog's Learning Path software, see Part I, Item 1A.—Risk Factors—*"Our business depends on highly changeable preferences and toy trends"* and *"Our growing strategic focus on web-based products and customer relationship management may not yield the returns we expect, and may limit the adoption of our products in some international markets"* in this Annual Report on Form 10-K. All references to risk factors throughout this Form 10-K are to risk factors contained herein.

Competition

Our products compete most directly in the toy industry in the pre-school toy and electronic learning aids categories, both in the United States and in selected international markets. The educational toy category continues to attract new entrants as well as new innovative products, and competition is significant. We believe the principal methods of competition in our industry are performance, features, quality, brand recognition, price and learning content. We believe our learning toys, reading system, gaming platforms, and the related games and books, compete favorably on these bases. However, we face the challenge of competitors introducing similar products or functionality soon after we introduce our new products or product lines, and these competitors may be able to offer their products at lower prices using cheaper manufacturing or materials, more limited functions, or higher volume. In addition, many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do.

Our learning toy product category is important strategically because it introduces parents to the LeapFrog brand. The educational toy category continues to attract new entrants as well as new innovative products, and competition is significant. We believe the LeapFrog brand is recognized for quality educational products, enabling us to compare favorably with many of our current competitors on some or all of these toy factors. As our competitors in the reading solutions and learning toys categories seek competitive advantages and differentiation, they are making larger investments in product research and development and advertising, focusing on global product launches and key distribution channels, expansion of retail shelf space and expansion of products sold through the web. Our principal competitors in the reading solutions and learning toy categories have included Mattel, Inc., primarily under its Fisher-Price brand, Hasbro, Inc. and its Playskool division, and Vtech Holdings Ltd.

Our products must also compete for leisure time of children and discretionary spending of parents with other forms of media and entertainment. We design our products to bring fun to learning in order to compete favorably with these outside competitive influences. We believe that the educational content and innovation in our products allows us to compete favorably in these categories as well.

As we pursue our strategies, we increasingly face a broader competitive arena with a variety of products including computer products, electronic and online games and entertainment gaming systems. Products in our educational gaming category, such as our Leapster platform and related software, compete against handheld and console-based gaming platforms from Sony, Microsoft, and Nintendo and against games and other software produced for these platforms. Online gaming and learning is also increasingly becoming a factor in our competitive environment.

Manufacturing

As is the case with most toy manufacturers and many consumer electronics companies, most of our products are manufactured in China. While China has legislated national standards intended to control the use of lead-based paint, particularly in toys, we actively manage our supplier base, mandating compliance with local and international safety inspections and reinforcing our product standards, which require meeting or exceeding all applicable regulatory requirements regarding safety in the design, manufacture, packaging, and delivery into the hands of each product's ultimate customer, a child.

Our manufacturing and operations strategy is designed to maximize the use of outsourced services particularly with respect to the actual production and physical distribution of our products. In order to work closely with our manufacturing service providers, we have established subsidiaries in Hong Kong and Shenzhen, China. We manage our outsourced manufacturing by allowing LeapFrog's engineering resources to focus on the product design and manufacturability while our contract manufacturers manage the supply of raw materials, labor and the assembly process. Most of our products are manufactured from basic raw materials such as plastic and paper, and the majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant fluctuations in price. Some of our electronic components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from single suppliers. We do not have long-term agreements with any suppliers. If our suppliers were unable to meet our demand for components and raw materials, and if no alternative sources were available at a reasonable cost, or available at all, our ability to produce our products on a timely and cost-effective basis would be impaired. For information as to how this concentration of suppliers could affect our business, see Part I, Item 1A.—Risk Factors—*"We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available."*

We use contract manufacturers located in Asia, primarily in China, to build all of our finished products. These suppliers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. For information as to how this concentration of manufacturing could affect our business, see Part I, Item 1A.—Risk Factors—*"We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities."*

In 2006, we implemented a world-wide quality system that supports the strict European Risk of Hazardous Substances directive or "RoHS," which banned certain substances, such as lead and mercury, in the production of consumer products. In addition, we monitor compliance with standards set by the United States Consumer Product Safety Commission, or CPSC and the International Council of Toy Industries.

We are subject to the Consumer Product Safety Improvement Act of 1972, as amended by the Consumer Product Safety Improvement Act, or CPSIA, the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the CPSC, and other similar federal, state and international rules and regulatory authorities. The CPSIA regulations enacted in August 2008 required our customers to remove from the stream of commerce certain of our products that did not meet the new federal standards for lead and other substances by February 10, 2009. We have notified retailers to send back affected products in the retailers' inventories. We estimated the total financial exposure related to both product returns and inventory write-offs at approximately $2.5 million and accrued for this amount at December 31, 2008. The $2.5 million accrual was primarily related to remaining inventories of our discontinued FLY Fusion PenTop Computer ("FLY Fusion") product. FLY Fusion is not compliant with the CPSIA regulations due to the lead contained in the ballpoint pen. Since we have previously discontinued FLY Fusion, we decided to dispose of and write off all remaining inventories on hand and at retailers as of December 31, 2008, rather than invest in redesigning the ballpoint pen. We believe this estimate will be adequate to cover the majority of all costs we expect to incur; however, there can be no assurance that we will not ultimately incur total costs of more than $2.5 million, which could have a negative impact on our results of operations for 2009 and beyond. Additional requirements under CPSIA will become effective through 2011, some of which could require additional product returns and inventory write-offs. For more information about the adverse effects that could result from possible errors or defects in our products, see Part I, Item 1A.—Risk Factors—*"Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments and rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action."*

LeapFrog's quality control system processes include product testing and verification for safety and reliability, starting in the design phase of a product's life cycle and continuing through production and field support. Our testing for safety is generally more frequent than standards require, and focused testing for special areas of interest such as chemical compliance controls is undertaken even more frequently. We set standards for supplier performance and we make routine assessments of and take steps to verify compliance with our quality standards. We communicate those expectations to our suppliers regularly and work with them to sustain the process of consistently producing safe products. We work with a relatively small group of contract manufacturers, some of which are specialized for the consumer electronics manufacturing sector.

LeapFrog is committed to designing and manufacturing products that meet applicable safety and regulatory requirements.

Research and Development

LeapFrog designs the hardware platforms and related software-based content using in-house research and development resources and outside consultants as necessary. Generally, once the design phase of the product is complete, the remaining development and manufacturing of the products are outsourced to third parties. Our total research and development costs were $48.5 million, $59.4 million and $54.5 million in 2008, 2007 and 2006, respectively.

- ***Hardware and Software Development:*** We believe that investment in research and development is a critical factor in strengthening our portfolio of products. We have assembled a team of specialists with backgrounds in a wide variety of fields including education, child development, hardware engineering, software development, video games and toys. We have internally developed each of our current platforms and stand-alone products, although we use licensed technology if warranted. For example, we use a version of Macromedia's Flash player in our Leapster handheld platform. We also use optical reader hardware and optical character recognition software from Anoto AB in our Tag reading system.

- ***Content Development:*** Our content production department has developed large portions of the content for our interactive books, educational games, and stand-alone products, applying our proprietary pedagogical approach, which is based on established educational standards. We have developed a portion of our content using licensed characters such as the Disney Princesses, Thomas the Tank Engine, Spider-Man, SpongeBob SquarePants and characters from the movies "Indiana Jones," "Hannah Montana," "Star Wars" and "Wall-e." We develop most of our concept designs in-house. Most members of our in-house content development and production team have prior experience in the education, entertainment and educational software or video game industries. In 2007 we began migrating certain aspects of our product development cycle and most of our game production to third-party contract manufacturers to drive efficiencies and to keep our costs competitive.

Form 10-K

Advertising and Marketing

Our advertising and marketing strategy is designed to position LeapFrog as a leader in providing engaging, effective, technology-based learning solutions primarily for children. Our communication supports a strong brand that parents seek out to teach children in a fun and engaging way, with the goal of building their love of learning. We strive to utilize the best practices in integrated marketing campaigns. Our strategy includes cross-media advertising methodology, using network and national cable television, national print and online advertising.

We have well-established retailer relationships and communicate our messages and offers through advertisements in store and in local newspapers. These advertisements run by our retail partners, such as Target, Toys "R" Us, and Wal-Mart, highlight promotional activities and the availability of particular LeapFrog products at these retailers' outlets. In key retail stores, we use in-store demonstration display units to highlight LeapFrog products and demonstrate the features of our products through in-store user experience.

We leverage public relations globally as a strategy to gain additional momentum for our brand and products through media outreach focused on garnering both product-specific and corporate media coverage. We strive to utilize best practices in media outreach campaigns that target both traditional print and broadcast media with Internet/viral media outreach globally.

Distribution

Our customers generally fit into one of the following categories:

- **Retailers** that resell our products to consumers in the United States and some international regions;
- **Distributors** that purchase our products for resale to retailers, generally internationally;
- **Direct consumers** who purchase our products via our website, www.LeapFrog.com;
- **U.S. schools and school districts** that purchase our products for use in their classrooms either through education market resellers or directly, through our website, www.LeapFrog.com.

Retailers and distributors purchase our products either through free on board, or FOB, terms, in which case the products are picked up in China and the customer pays through pre-established letters of credit or upon payment terms, or via "domestic" terms, in which case we ship goods from our regional warehouses to the distributor or retailer, and the distributor or retailer generally has payment terms based on the date of shipment. Generally we do not provide rights of return or extended payment terms to our customers, except for industry standard terms surrounding the return of defective merchandise. We direct our manufacturers to build products and we maintain inventories in our regional warehouses to meet expected short-term demand. Additional information regarding our inventory levels is included in Note 4—*"Inventories"* in our Consolidated Financial Statements included in this Form 10-K.

Intellectual Property and Licenses

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our brand and our proprietary technology and information.

We maintain an active program to protect our investment in technology and brands by attempting to secure patent rights, trademark registrations and other intellectual property registrations. We have filed and obtained a number of patents in the United States and abroad. We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. While our patents are an important element of the protection of our intellectual property, our business as a whole is not materially dependent on any one patent.

For a discussion of how our intellectual property rights may not prevent our competitors from using similar or identical technology, Part I, Item 1A.—Risk Factors—*"Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results* ." For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see Part I, Item 1A.—Risk Factors—*"Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks."*

In addition to proprietary materials we have developed, we license content from third parties under exclusive and nonexclusive agreements, which allow us to use third-party characters, stories, illustrations and trade names in specified geographic territories. These inbound licenses are typically limited to use of the licensed content in specific products for specific time periods. Significant portions of the software content for our platforms contain content that is licensed from third parties. Our continued use of these rights is dependent on our ability to continue to obtain license rights at reasonable rates.

We also license our trademarks or service marks to third parties for manufacturing, marketing, distribution and sale of various products. Our licensing strategy concentrates on extending our current brand through third-party products that are consistent with our core commitment to the design and development of educational products that make learning fun and engaging.

Seasonality

Our business is highly seasonal in both of our segments, with our retail customers making a large percentage of all purchases in preparation for the traditional holiday season. Our business, being subject to these significant seasonal fluctuations, generally earns the majority of our net sales and all of our net income, if any, during the third and fourth calendar quarters. Our seasonal sales patterns for the years ended December 31, 2008, 2007 and 2006 are shown in the table below.

	Years Ending December 31,		
	2008	2007	2006
Percent of total net sales:			
1st quarter	13%	14%	13%
2nd quarter	15%	13%	13%
3rd quarter	43%	32%	37%
4th quarter	29%	41%	37%
Total	100%	100%	100%

These seasonal purchasing patterns and their related production lead times create risk in our business due to possible under-production of popular items and over-production of items that do not match consumer demand. In addition, as recession has progressed, we have seen our customers start to manage their inventories more stringently, requiring us to ship products closer to the time they expect to sell to consumers. This can increase our risk that we will not be able to meet the demand for specific products at peak demand times, or have an adverse impact our own inventory levels if we pre-build products to meet the demand. For more information about the effects of seasonality on our business see Part I, Item 1A.—Risk Factors—*"Our business is seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season"*

Financial Information about United States and International Operations

Financial information regarding export sales and international operations is included in Note 20—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K. For information regarding risks attendant to our foreign operations upon which our international segment depends, see Part I, Item 1A.—Risk Factors—*"Our international business may not succeed and subjects us to risks associated with international operations."*

Employees

As of December 31, 2008, we had 626 full-time employees. The total number of our full-time employees declined by 218, or 26% from December 31, 2007 to December 31, 2008 due to headcount reductions and migration of some of our product development cycle to external parties. We also retain independent contractors to provide various services, primarily in connection with our content development. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. Some of our foreign subsidiaries are subject to collective bargaining agreements whose benefits and terms are codified and required under local labor laws.

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of March 2, 2009:

Name	Age	Position Held
Jeffrey G. Katz	53	Chief Executive Officer, President and Director
William B. Chiasson	56	Chief Financial Officer
William K. Campbell	47	Senior Vice President, Consumer Sales
Michael J. Dodd	49	Senior Vice President, Supply Chain and Operations
Nancy G. MacIntyre	49	Executive Vice President, Product, Innovation and Marketing
Peter M. O. Wong	42	Senior Vice President, General Counsel and Corporate Secretary

Jeffrey G. Katz has served as our Chief Executive Officer and President since July 2006 and as a member of our board of directors since June 2005. From 2000 to 2004, Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc., an online travel company. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair, a publicly held airline. From 1980 to 1997, he served in a variety of roles at American Airlines, a publicly held airline, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Sojern, Inc., a privately held company that operates a targeted advertising network. Mr. Katz earned a B.S. in mechanical engineering from the University of California, Davis, and M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

William B. Chiasson has served as our Chief Financial Officer since November 2004. Prior to joining us, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology for Kraft Foods, Inc. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson is a certified public accountant and received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

William K. Campbell has served as our Senior Vice President, Consumer Sales since May 2006, as Vice President, Consumer Sales from December 2002 to May 2006 and as Director of Sales from January 2000 to December 2002. Prior to joining LeapFrog, he served in varying capacities at Lego Systems, Inc., most recently as national account manager from February 1997 to December 1999. Mr. Campbell received his B.A. from Stephen F. Austin State University.

Michael J. Dodd has served as our Senior Vice President, Supply Chain and Operations since April 2005. Prior to joining us, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol, or IP, routers from September 2000 to May 2002. From November 1989 to September 2000, Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of operations and strategic procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

Nancy G. MacIntyre has served as our Executive Vice President, Product Innovation, and Marketing since February 2007. Previously, Ms. MacIntyre served on the executive team at LucasArts, a LucasFilm company engaged in the production of video games, most recently from February 2006 to January 2007 as Vice President of Global Sales and Marketing and, prior to that, from May 2005 to February 2006, as Senior Director, Online Gaming. Prior to that Ms. MacIntyre was with Atari, Inc., a video game company, as Vice President, Marketing from 2001 through 2005 and with Atari, Inc.'s predecessor, Hasbro Interactive, from 1998 to 2001 in senior sales and marketing positions. Between 1988 and 1998 Ms. MacIntyre held sales and marketing positions at Broderbund Software and Lotus Development Corp. Ms. MacIntyre received her B.S. in finance and accounting from Drexel University.

Peter M. O. Wong has served as a Senior Vice President since October 2007, as our General Counsel since April 2006 and as our Corporate Secretary since February 2005. Mr. Wong served as our Vice President, Legal Affairs from August 2004 to March 2006 and as our Corporate Counsel from November 2001 to July 2004. From 1999 to 2001, he worked at Quokka Sports, Inc., a digital sports entertainment company, most recently as Associate General Counsel and Vice President, Corporate Development. Prior to that, he was a business attorney at Cooley Godward Kronish LLP (formerly Cooley Godward LLP) and Howard, Rice, Nemerovski, Canady Falk & Rabkin. Mr. Wong received his B.A. from the University of California, Berkeley, and his J.D. from the University of California, Hastings College of the Law.

Available Information

We are subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room of the SEC by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available (free of charge), or through the investor relations section of our website located at www.LeapFrog.com under "About LeapFrog—Investor Relations—SEC Filings," as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this report on Form 10-K.

ITEM 1A. RISK FACTORS

Our business and the results of its operations are subject to many factors, some of which are beyond our control. The following is a description of some of the risks and uncertainties that may affect our future financial performance.

The current economic crisis has had a material adverse effect on our sales, and we cannot be certain when sales will recover.

The global economic crisis led to a severe drop-off in sales in the fourth quarter of 2008 and we expect to continue to experience an unusually challenging environment in 2009. Our sales for the fourth quarter of 2008 were significantly below our expectations, and constituted a substantially smaller percentage of our annual sales than they have in previous years. Fourth quarter sales in 2007 and 2006 were 41% and 37% of total net sales for those years, respectively. However in 2008, our fourth quarter net sales were only 29% of total net sales for the year. Our fourth quarter net sales declined by 24% in 2008 compared to 2007. We rely heavily on sales to retailers during the third and fourth quarters of each year to achieve our overall sales goals. Also we rely on strong consumer sales in these periods to prevent unsold inventory from building up at our retailers, which can have a continuing negative effect on our sales in the follow first and second quarters of the next year. We cannot predict whether or when economic conditions will change and many economists predict that the recession will be prolonged and that conditions may deteriorate further before there is any improvement.

Sales trends in 2008 also caused us to reduce our prices or offer promotional incentives or other concessions in sales terms to stimulate retailers' sales to consumers. As the economic weakness continues, we are likely to provide more of these concessions in 2009 than we have in the past which may lead to, among other things, a lower-than-expected gross margin. Consumers may become used to paying lower prices for some of our products and we may be unable to restore normal pricing as a result. Continuing weak economic conditions in the United States or abroad as a result of the current global economic crisis, lower consumer spending, lower consumer confidence, higher inflation or even deflation, higher commodity prices, such as the price of oil, political conditions, natural disaster, labor strikes or other factors could negatively impact our sales or profitability in 2009, or beyond.

Retailer liquidity problems could harm our liquidity and financial results.

If retailers encounter liquidity problems due to weak sales or their inability to raise sufficient capital because of credit constraints, we may not be able to collect the accounts receivable we generate based on the orders we fulfill. In recent months, some retailers have not paid us in a timely manner and others have indicated that they are unable to pay any vendors. In addition, there have been an escalating number of bankruptcies among retailers, including Woolworths in the United Kingdom and Circuit City and eToys in the United States. In those circumstances, we are likely to collect less money than we are owed, and may collect nothing. This is particularly true where the retailer had significant secured debt ahead of our claims. There have been reports and speculation regarding the financial viability of several of our major customers. If any of our large retailers suspend or reduce payments to us or file for bankruptcy, the resulting bad debt expense we would incur would likely have a material adverse effect on our results of operations. Further, the combined effect of any smaller retailers failing to make payments could seriously harm our results. In our balance sheet as of December 31, 2008, we reduced our accounts receivable by an allowance for doubtful accounts, but the allowance would need to be increased if retailers continued to struggle or more bankruptcies were filed. Even where we are not owed money, we may be unable to accept orders from troubled retailers, which would reduce sales.

In addition to harming our results of operations, an inability to collect on accounts receivable after the 2009 holiday season could create serious liquidity problems. We generally depend on our collections in the first and second quarters of each year to fund our operations for the rest of the year. If in 2010 or beyond we are unable to collect a material portion of our accounts receivable, and other sources of financing are not available on reasonable terms, we may be unable to execute our business plan or maintain operating levels. See *"Our liquidity may be insufficient to meet the long-term or periodic needs of our business"* below.

Our liquidity may be insufficient to meet the long-term or periodic needs of our business.

The current global credit crisis could increase the cost of capital or limit our ability to raise additional capital should we need it, and unforeseen events could stress or exceed our current or future liquidity. In addition to cash received from the collection of accounts receivable, from time to time, we fund our operations and ensure our liquidity through borrowings under our line of credit. Our line of credit terminates in November 2010 and we cannot be sure whether we will be able to renew it on similar terms or at all. If we are unable to borrow sufficient funds in a timely manner or at an acceptable cost, we may need to alter our business practices. For example, we may be required to manufacture at levels that lag rather than anticipate future order levels. This could limit our ability to sell and ship our products as demand increases, delaying our ability to benefit from improvements in the retail sales environment.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments and rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action.

We are subject to the Consumer Product Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act, or CPSIA, the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the Consumer Product Safety Commission, or CPSC, and other similar federal, state and international rules and regulatory authorities, some of which have conflicting standards and requirements. Our products could be subject to involuntary recalls and other actions by these authorities. We may also have to write off inventory and allow our customers to return products they purchased from us. In addition, any failures to comply could lead to significant negative media attention and consumer dissatisfaction, which could harm our sales and lead to widespread rejection of our products, particularly since we rely so heavily on the integrity of our brand. The CPSIA, which was enacted in August 2008, requires our customers to remove from the stream of commerce certain of our products that did not meet the new federal standards for lead and other substances by February 10, 2009. We have notified retailers to return affected products in the retailers' inventories. We estimated the total financial exposure of these product returns at approximately $2.5 million and accrued for this amount at December 31, 2008. We believe this estimate of costs will be adequate to cover the majority of all costs we expect to incur; however, there can be no assurance that we will not ultimately incur additional costs, which could have a negative impact on our results of operations for 2009 and beyond. Additional requirements under CPSIA will become effective through 2011, some of which could require additional product returns and inventory write-offs.

Concerns about potential public harm and liability may involve involuntary recalls or lead us to voluntarily recall selected products. For example, in October 2008, we announced a recall of a recharging station made for our Didj handheld gaming system because of concerns about batteries overheating when the charger was used improperly. Recalls or post-manufacture repairs of our products could harm our reputation and our competitive position, increase our costs or reduce our net sales. Costs related to unexpected defects include the costs of writing down the value of inventory of defective products and providing product replacement, as well as the cost of defending against litigation related to the defective products. Further, as a result of recent recalls and safety issues related to products of a number of manufacturers in the toy industry, some of our retailer customers have been increasing their testing requirements of the products we ship to them. These additional requirements may result in delayed or cancelled shipments, increased logistics and quality assurance costs, or both, which could adversely affect our operations and financial results. In addition, recalls or post-manufacturing repairs by other companies in our industry could affect consumer behavior and cause reduced purchases of our products and increase our quality assurance costs in allaying consumer concerns.

Our products may contain errors or defects that are discovered after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future.

Our business depends on three retailers that together accounted for approximately 60% of our consolidated gross sales and 69% of the United States segment's gross sales in 2008, and our dependence upon a small group of retailers may increase.

Gross sales ("sales") comprise the total customer billings for the year. Our top three retailers in 2008 were Wal-Mart, Toys "R" Us and Target, which continue to account for the vast majority of our total sales. For the foreseeable future, we expect to continue to rely on a small number of large retailers for the bulk of our sales and expect that our sales to these retailers may increase as a percentage of our total sales.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a future downturn in their business or constraint on their credit and ability to pay their invoices as they become due, our business and operating results could be harmed.

If we do not maintain sufficient inventory levels or if we are unable to deliver our products to our customers in sufficient quantities, or on a timely basis, or if our retailers' inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory levels of the desired products. If our inventory forecasting and production planning processes result in our maintaining manufacturing inventory in excess of the levels demanded by our customers, we could be required to record inventory write-downs for excess and obsolete inventory, which would adversely affect our operating results. If the inventory of our products held by our retailers is too high, they may not place or may reduce orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results.

Since we import our finished goods from overseas to our domestic warehouses in California, any disruption at the ports from which our products are shipped from or to may result in us failing to meet our desired shipping schedules, which in turn could adversely affect our operating results.

Our business is seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing the substantial majority of our sales to retailers to occur during the third and fourth quarters. In 2008, approximately 72% of our total net sales occurred during the second half of the year and 73% occurred during the same 2007 period. This percentage of total sales may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems. Generally, retailers time their orders so that suppliers like us will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand. If a decline in the economy or other factors lead to a decline of sales in the third or fourth quarter in particular, it can have disproportionate negative impact on our results for the year. For example, with the drastic economic downturn in the third and, particularly, the fourth quarter of 2008, our sales in the fourth quarter declined to 29% of total net sales for the year, compared to 41% and 37% of total net sales in 2007 and 2006, respectively.

Failure to predict accurately and respond appropriately to retailer and consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period, such as may result from the current economic crisis, would harm our business and operating results. For example, the recession of 2008 caused a rapid decline in consumer spending trends and occurred after many retailers had already ordered products for the holiday season. This resulted in retailer inventory levels being higher than expected as the year ended. We expect we will incur losses in the first and second quarters of each year for the foreseeable future.

Our business depends on highly changeable consumer preferences and toy trends.

Even our successful products typically have a relatively short period of high demand and then sales decrease as the products mature. For example, net sales of the classic LeapPad platforms in our U.S. Consumer business peaked in 2002 and have since been declining. We operate in an industry where consumer preferences can change drastically from year to year. Unlike a subscription or other recurring revenue model, we depend on our ability to correctly identify changing consumer sentiments well in advance and supply new products that respond to such changes on a timely basis. Consumer preferences, and particularly children's preferences, are continually changing and are difficult to predict. Since our products typically have a long development cycle, in some cases lasting many years, it can be difficult to predict correctly changing consumer preferences and technology, entertainment and education trends. To remain competitive, we must continue to develop new technologies and products and enhance existing technologies and product lines, as well as successfully integrate third-party technology with our own.

In 2008, we introduced a number of new products and services to the market, and these new products represented a substantial portion of our 2008 sales. We cannot assure you that any new products or services will be successful or accepted and adopted by the consumers, and if these new products are not successful, our business and operating results will be adversely affected. Some of key products launched in 2008 have a high price point compared to other children's products. Consumers may be especially resistant in the current economic climate to purchasing higher-priced products and may elect to defer or omit these discretionary purchases, at least until the economy improves. This could limit or delay sales of our new products and services and create pressure to lower our prices.

Our growing strategic focus on web-based products and customer relationship management may not yield the returns we expect, and may limit the adoption of our products in some international markets.

Our efforts to build a marketing and sales model that relies more on linking directly to consumers through the Internet remains in its early stages and we cannot be sure whether we will realize our expected return on investment. Many of our current and planned key products, such as the Tag reading system, the Leapster2 and its successors, and some of our upcoming learning toys, are built as web-enabled products designed to be connected to a computer that has Internet access in order to access content and features. As our strategy shifts to web-enabled products and consumer relationship management, any resistance by parents to buying children's products requiring installation of software and connecting the product to a computer could have a more pronounced effect on our business. Also, launch or adoption of web-enabled products may be limited in regions where broadband Internet access is not widespread, such as in some international markets. If parents fail to sign up for the Learning Path or to use it at the rates we expect, or choose not to permit us to send them marketing e-mail, our investment in building, maintaining and improving our web-based services may not yield the return on our investment that we anticipate. See also *"System failures related to our web store or the websites that support our web-connected products could harm our business."*

Privacy concerns about our web-connected products and related software and applications could harm our reputation and hinder adoption of these products.

By using the Internet-based LeapFrog Learning Path application, information captured by our web-connected products about a child's performance and activities will be transferred and stored on our website servers. Due to privacy, confidentiality and security concerns, parents may not want our products collecting information about their child's activities and performance and may not feel comfortable uploading and storing this information on our website servers. If these concerns prevent parents from accepting or adopting our connected products, the sales of our products and our business results could suffer. In addition, if the confidentiality of such information stored on our website servers is compromised or breached by third parties or our mismanagement, our reputation could be tarnished, which in turn could adversely affect our operating results.

System failures in our web-based services or store could harm our business.

The Internet-based aspects of our business have grown substantially in strategic importance to our overall business. However, we still have limited experience operating an e-commerce system and providing web services in connection with our products. Any failure to provide a positive user experience could have a negative impact on our reputation, sales and consumer relationships. If demand for accessing our websites exceeds the capacity we have planned to handle peak periods or other technical issues arise when customers attempt to use these systems to purchase products or to access features or content for our increasing number of web-connected products, then customers could be inconvenienced or become dissatisfied with our products. For example, in the past, our website has suffered service disruptions and delays from time to time, particularly during the December holidays, due, for example, to the number of consumers attempting to access it and errors in the systems processing transactions and account creations. Any significant disruption to our website or internal computer systems or malfunctions related to transaction processing on our e-commerce store or content management systems could result in a loss of potential or existing customers and sales. This risk has become particularly acute as we rely increasingly on our web-based consumer relationship management efforts to drive sales and position our business. Any significant system failures in our web-based services or store could have a substantial adverse effect on our sales and operating plan.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Any unplanned disruption of our systems could results in adverse financial impact to our operations.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the learning toy and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe we compete to some extent, and will increasingly compete in the future, with makers of popular game platforms, electronic entertainment devices and smart mobile devices. We also compete in the U.S. supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies, and may be able to use their economies of scale to produce the products more cheaply. Further, with greater economies of scale and more distribution channels, they may be successful even if they sell at a lower margin. Our larger competitors may also be able to devote substantially greater resources, including personnel, spending and facilities to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets.

We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.

Some of the components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from single suppliers. Additionally, the demand for some components such as liquid crystal displays, integrated circuits or other electronic components is volatile, which may lead to shortages.

If our suppliers are unable to meet our demand for our components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer. In addition, as we do not have long-term agreements with our major suppliers, they may stop manufacturing our components at any time. If we are required to use alternative sources, we may be required to redesign some aspects of the affected products, which may involve delays and additional expense.

We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.

Recently, there have been product quality issues for other producers of toys and other companies that manufacture goods in China. In addition, there have been concerns about foreign exchange rates and rising labor and energy costs related to doing business in China. We outsource substantially all of our finished goods assembly, using several Asian manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory quality and cost levels and in accordance with our and our customers' terms of engagement. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities, or if any of our products are found to be tainted or otherwise raise health or safety concerns, our reputation and operating results would suffer. In addition, as we do not have long-term agreements with our manufacturers, they may stop manufacturing for us at any time, with little or no notice. We may be unable to manufacture sufficient quantities of our finished products or we may be unable to manufacture them at targeted cost levels, and our business and operating results could be harmed.

Our international business may not succeed and subjects us to risks associated with international operations.

We derived approximately 21% and 23% of our net sales from markets outside the United States during 2008 and 2007, respectively. Our efforts to increase sales for our products outside the United States may not be successful and may not achieve higher sales or gross margins or contribute to profitability.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- developing successful products that appeal to the international markets;
- difficulties managing and maintaining relationships with vendors, customers, distributors and other commercial partners;

- political and economic instability, military conflicts and civil unrest;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- complications in complying with laws in varying jurisdictions and changes in governmental policies;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations;
- public health problems, especially in locations where we manufacture or otherwise have operations,
- effectively monitoring compliance by foreign manufacturers with U.S. regulatory requirements for product safety,
- natural disasters; and
- limitations, including taxes, on the repatriation of earnings.

Currency conversion risks and fluctuations have recently become more pronounced. Sales to our international customers are transacted primarily in the country's local currency. If, as in 2008, foreign currency weakens compared to the U.S. dollar, our international segment sales results suffer. For 2008, our international segment sales declined by 7% compared to 2007 and 4% of this decline was attributed to foreign currency fluctuations

Any difficulties with our international operations could harm our future sales and operating results.

Our intellectual property rights may not prevent other companies from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.

Our success depends in large part on our proprietary technologies that are used in our learning platforms and related software. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, service trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. The contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the United States. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results.

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed.

Our net loss would be increased and our assets would be reduced if we are required to record impairment charges related to the value of our intangible assets.

Our intangible assets include the excess purchase price over the cost of net assets acquired, or goodwill, capitalized website development costs, patents, trademarks and licenses. Goodwill arose from our September 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies in July 1998. Total intangible assets are fully allocated to our United States business segment. Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangibles with indefinite lives are tested for impairment at least annually. In determining the existence of impairment, we consider changes in our strategy and in market conditions, which could result in adjustments to our recorded asset balances. Specifically, we might be required to record impairment charges if the carrying values of our intangible assets exceeded their estimated fair values. Such impairment recognition would decrease the carrying value of intangible assets and increase our net loss. At December 31, 2008, intangible assets, net, totaled $22.6 million, of which $19.5 million was attributable to goodwill.

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment with international, federal, state and local governmental entities regulating many aspects of our business, including products and the importation of products. Regulations with which we must comply include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, environmental regulations, advertising directed toward children, safety and other administrative and regulatory restrictions. Compliance with these and other laws and regulations could impose additional costs on the conduct of our business. While we take steps that we believe are necessary to comply with these laws and regulations, there can be no assurance that we have achieved compliance or that we will be in compliance in the future. Failure to comply with the relevant regulations could result in monetary liabilities and other sanctions, which could have a negative impact on our business, financial condition and results of operations. In addition, changes in laws or regulations may lead to increased costs, changes in our effective tax rate, or the interruption of normal business operations that would negatively impact our financial condition and results of operations.

Natural disasters, armed hostilities, terrorism, labor strikes or public health issues could have a material adverse effect on our business.

Armed hostilities, terrorism, natural disasters, or public health issues, whether in the United States or abroad could cause damage and disruption to our company, our suppliers, our manufacturers, or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain by making it difficult or impossible for us to deliver products to our customers, or for our manufacturers to deliver products to us, or suppliers to provide component parts.

Notably, our U.S. distribution centers, including our distribution center in Fontana, California, and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. In addition to the factors noted above, our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations.

One stockholder controls a majority of our voting power as well as the composition of our board of directors.

Holders of our Class A common stock will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders.

As of December 31, 2008, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 16.2 million shares of our Class B common stock, which represents approximately 52.4% of the combined voting power of our Class A common stock and Class B common stock. As a result, Mr. Ellison controls all stockholder voting power, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets;
- our financing activities; and
- payment of dividends on our capital stock, subject to the limitations imposed by our credit facility.

Mr. Ellison could have interests that diverge from those of our other stockholders. This control by Mr. Ellison could depress the market price of our Class A common stock; deter, delay or prevent a change in control of LeapFrog; or affect other significant corporate transactions that otherwise might be viewed as beneficial for other stockholders.

Our stock price has declined rapidly in recent months and could decline further, resulting in losses for our investors and harming the employee-retention and recruiting value of our equity compensation.

Our stock price has been extremely volatile since the markets began suffering rapid declines in stock prices, particularly since the third quarter of 2008. Our closing stock price declined to $2.01 as of the market close on January 30, 2009 from $10.56 on September 30, 2008. All the factors discussed in this section could affect our stock price. The timing of announcements in the public markets regarding new products, product enhancements or product recalls by us or our competitors, or any other material announcements could affect our stock price. Speculation in the media and analyst communities, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, adversely affecting our business.

Our future success depends partly on the continued contribution of our key executives and technical, sales, marketing, manufacturing and administrative personnel. Part of our compensation package includes stock and/or stock options. To the extent our stock performs poorly, it may adversely affect our ability to retain or attract key employees, potentially resulting in lost institutional knowledge and key talent. Nearly all of our outstanding stock options have exercise prices that significantly exceed current prices. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our fiscal year 2008 that remain unresolved.

ITEM 2. PROPERTIES

The table below lists our current significant properties. In addition to these properties, we have leased properties for administration, sales and operations in Texas, Canada, England, France, Mexico and China, each of which is less than 15,000 square feet of space.

Location	Use	Segment	Condition	Square Feet	Type of Possession	Lease Expiration Date
Fontana, California	Distribution center	All	Satisfactory	600,000	Lease	2010
Emeryville, California	Headquarters and operations	All	Satisfactory	137,200	Lease	2016
Ontario, California	Distribution center	All	Satisfactory	109,000	Lease	2010

ITEM 3. LEGAL PROCEEDINGS

From time to time, in the normal course of business, we are party to various pending claims and lawsuits. We are not aware of any such actions as of the date of this Form 10-K that are expected to have a material impact on our financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to our stockholders during the fourth quarter of our 2008 fiscal year.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCK HOLDER MATTERS

Market Information and Holders

Our Class A common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "LF." On March 2, 2009, there were 2,717 holders of record of our Class A common stock and nine holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two years. The values stated below are actual high and low sales prices, inclusive of intra-day trading.

	High	Low
2008		
First quarter	$ 7.75	$4.95
Second quarter	$ 9.38	$7.09
Third quarter	$10.63	$7.51
Fourth quarter	$10.47	$3.14
2007		
First quarter	$11.56	$9.15
Second quarter	$11.48	$9.90
Third quarter	$10.82	$6.80
Fourth quarter	$ 9.33	$5.80

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Form 10-K

Stock Price Performance Graph(1)

The following graph shows the total stockholder return on an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index for the period beginning on December 31, 2003 (based on the closing price of LeapFrog's Class A common stock as reported on the New York Stock Exchange) through December 31, 2008. The stockholder return shown on the graph below is not necessarily indicative of future performance and we do not make or endorse any predictions as to future stockholder returns.


$350
$300
$250
$200
$150
$100
$50
$0
1/2/04
4/2/04
7/2/04
10/1/04
12/31/04
4/1/05
7/1/05
9/30/05
12/30/05
3/31/06
6/30/06
9/29/06
12/29/06
3/30/07
6/29/07
9/28/07
12/28/07
3/28/08
6/27/08
9/26/08
12/31/08
LF
S&P 500
S&P Consumer Discretionary

---

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 6. SELECTED FINANCIAL DATA

The following selected significant consolidated financial data for the five fiscal years from January 1, 2004 through December 31, 2008, have been derived from our audited consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with Part II, Item 7—*"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the Consolidated Financial Statements and related Notes thereto.

	2008	2007	2006	2005	2004
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$459.1	$ 442.3	$ 502.3	$649.8	$640.3
Gross profit	181.5	173.3	147.0	279.6	259.0
Operating expenses	241.6	274.5	271.7	258.6	273.0
Income (loss) from operations	(60.1)	(101.2)	(124.7)	21.0	(14.0)
Net income (loss)	$ (68.3)	$(101.3)	$(145.1)	$ 17.5	$ (6.5)
Net income (loss) per common share:					
Basic	$ (1.07)	$ (1.60)	$ (2.31)	$ 0.28	$ (0.11)
Diluted	$ (1.07)	$ (1.60)	$ (2.31)	$ 0.28	$ (0.11)
Shares used in calculating net income (loss) per share: (1)					
Basic	63.6	63.4	62.8	61.8	60.0
Diluted	63.6	63.4	62.8	62.3	60.0

(1) Weighted average shares outstanding of Class A and Class B common stock

	2008	2007	2006	2005	2004
	(In millions, except per share data)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 79.1	$ 93.5	$ 148.1	$ 72.1	$ 88.7
Restricted cash	—	—	—	—	8.4
Working capital (2)	140.0	192.1	209.2	410.7	376.6
Total assets	307.3	370.5	439.2	594.7	559.8
Total stockholders' equity	$179.9	$ 243.5	$ 334.0	$466.3	$434.5

(2) Current assets less current liabilities.

	2008	2007	2006	2005	2004
	(In millions, except per share data)				
Consolidated Statements of Cash Flows Data:					
Net cash provided by (used in):					
Operating activities **	$ 12.0	$ (15.4)	$ 90.4	$ (24.7)	$ —
Investing activities **	(23.4)	41.0	(77.5)	—	—
Financing activities **	—	1.9	4.2	10.3	13.0
Effect of exchange rate changes on cash	(2.8)	(1.3)	1.8	2.3	2.2
Increase (decrease) in cash and cash equivalents	$ (14.4)	$ 26.2	$ 18.9	$ (12.1)	$ 15.2

** Dashes (—) indicate amounts significantly less than $500 thousand

Form 10-K

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of LeapFrog Enterprises, Inc. This MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements ("Notes") in Part II, Item 8 of this report.

OVERVIEW

We design, develop and market a family of innovative technology-based learning platforms and related proprietary content for children of all ages at home and in schools around the world. We have created more than 150 interactive software titles, covering important subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone educational products, or toys, that do not require the separate purchase of software and are generally targeted at young children—from infants to five year olds. Our products are available in six languages and are sold globally through retailers, distributors and directly to schools. Our goal is to create educational products that kids love, parents trust and teachers value.

We generate revenue from developing, manufacturing, and selling platform hardware including the Tag and Leap Pad reading systems, classic Leapster, Leapster2 and Didj gaming platforms, and the Clickstart: My First Computer learning computer, along with a range of learning toys. We also generate revenue from developing and licensing a wide range of content for our platforms.

In 2008, we introduced the Learning Path, a web-based service that helps parents track what their children are learning with our web-connected products in the United States and Canada and in early 2009 in the United Kingdom. Learning Path gives our consumers access to a variety of downloadable content and to online rewards programs that encourage learning, as well as making it easier for our consumers to "age up" with our products. Parents are able to "see the learning" and gain personalized insight into their child's learning progress. Some of our 2008 products, including the Tag reading system, which was launched in the United States, Canada, the United Kingdom and France, and the Leapster2 handheld gaming system, which was launched in the United States, Canada, and the United Kingdom, are designed to be connected to the Learning Path. We expect to introduce Learning Path in other LeapFrog international markets in 2009.

Our business is highly seasonal with a significant portion of our revenues occurring in the second half of the year. Given relatively low sales volumes in the first half of the calendar year and the relatively fixed nature of many of our operating expenses which occur fairly evenly throughout the year, our results of operations are generally stronger in our third and fourth quarters relative to our first and second quarters. Conversely, our cash flow from operations tends to be highest in the first quarter of the year when we collect the majority of our accounts receivable related to the prior year's fourth quarter sales. Cash flow from operations generally tends to be lowest in our third quarter, as accounts receivables collections taper off and we are building inventory in preparation for the fourth quarter holiday season. However, as discussed below, this pattern may differ in 2009 based on declines in sales in the fourth quarter of 2008. The reduction in cash flow in the third quarter generally means that our available cash is at its lowest point for the year in the first month of the fourth quarter. We borrowed on our asset-backed line of credit facility in October 2008 to provide sufficient liquidity for fourth quarter operations. We repaid the borrowed funds by year-end 2008 from cash provided by operations during the quarter.

In 2008, the global economic crisis led to a severe decline in sales in the fourth quarter of 2008. Our sales for the fourth quarter of 2008 were significantly below our expectations and constituted a substantially smaller percentage of our annual sales than they have in previous years. Fourth quarter sales in 2007 and 2006 were 41% and 37% of total net sales for those years, respectively. However in 2008, our fourth quarter net sales were only

29% of total net sales for the year. Our fourth quarter net sales declined by 24% in 2008 compared to 2007. Given the seasonality of our business, declines in sales in the third and fourth quarters can have a disproportionate impact on our annual operating results as well as our cash flows from operations at the beginning of the following year.

We continue to invest in research and development of existing and new lines of business that we believe may contribute to our long-term growth. We also invest in research and development of advanced technologies for future hardware platforms and content, providing for standalone and online experiences. We believe delivering innovative and high-value solutions through our platforms and online experiences is the key to meeting customer needs and to our future growth.

Since 2006 we have focused on reducing our cost structure by improving efficiency in our operations and eliminating unnecessary expenditures. This effort has included headcount reductions, migration of certain aspects of our product development cycle to external parties and a restructuring in the fourth quarter of 2008 involving the closure of some of our offices and a company-wide reduction in force, including employees in our former School business segment. During 2009, we will continue our efforts to reduce our cost structure by continuing to implement process improvements and other efficiencies. In light of the continuing economic uncertainty affecting 2009, we plan to invest our resources with particular focus on improving cash flow. Thus, we will continue to focus our research and development, or R&D, resources on building out our core product lines and adding to our content library, as well as further reducing other expenditures, particularly those related to selling, general and administrative activities to correspond to our best ongoing estimates of consumer spending trends.

In 2009 and succeeding years we plan to introduce new products in our reading solutions, educational gaming, and learning toy product lines. Additional focus will be placed on expanding our content library, establishing parents' familiarity with the Learning Path, and expanding our online play components. The next few years will reflect more methodical efforts to concurrently launch our core product range internationally to boost our performance outside of the U.S., as well as to drive efficiencies and reduce costs throughout the company. We are also pursuing partnership relationships with third-party school publishers and developers to render some of their proprietary content compatible with selected LeapFrog technology platforms.

We face significant risks associated with the economic downturn and continuing uncertainty through at least 2009. Weak sales in the fourth quarter of 2008 meant that retailers built up inventories of our products, which could harm our sales in the first part of 2009 and beyond. In addition, an increasing number of retailers have encountered liquidity problems. If any of our most significant retailers suspend or reduce payments to us or declare bankruptcy, or file for bankruptcy, the resulting bad debt expense we would incur would likely have a material adverse effect on our results of operations. The potential business risk for us from macroeconomic conditions anticipated for 2009 is discussed further in Part I. Item 1A.—Risk Factors—*"The current economic crisis had a material adverse effect on our sales in 2008, and we cannot be certain when sales will recover," "Retailer liquidity problems could harm our liquidity and financial results in 2009"* and *"Our liquidity may be insufficient to meet the long-term or periodic needs of our business."*

We organize, operate and assess our business in two primary operating segments: United States and International. Historically, we operated a School segment that sold products tailored for the United States educational market directly to schools, teacher supply stores and through catalogs and websites aimed at educators. During 2008, we significantly reduced our direct marketing to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S. Consumer operating segment. This is consistent with how the chief operating decision maker reviews performance, allocates resources and manages the business. Accordingly, we have consolidated and reclassified the results of the former U.S. Consumer and School segments into the United States segment for the fiscal years ended December 31, 2008, 2007 and 2006. See Footnote 20—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K for certain detailed information on our segments and their financial results, our customers and our products for the fiscal years ended December 31, 2008, 2007 and 2006.

RESULTS OF OPERATIONS

SUMMARY OF CONSOLIDATED RESULTS FOR FISCAL YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
		(Dollars in millions)			
Net sales	$459.1	$ 442.3	$ 502.3	4%	-12%
Gross margin (1)	40%	39%	29%	1	10(2)
Operating expenses	241.6	274.5	271.7	-12%	1%
Loss from operations	(60.1)	(101.2)	(124.7)	41%	19%
Net loss per share—basic and diluted	$(1.07)	$ (1.60)	$ (2.31)	33%	31%

(1) Gross profit as a percentage of net sales

(2) Percentage point change in gross margin

Fiscal Year 2008 Compared to Fiscal Year 2007

Net sales increased by 4%, primarily driven by the launch of several new product platforms including Tag, Leapster2 and Didj, the positive effect of which was partially offset by declining sales of our older products, some of which were being retired. Foreign currency exchange rates accounted for approximately $4.9 million or a 1% decrease in net sales during the year. Net sales related to new platform products and related content introduced in 2008 totaled approximately $121.2 million, or 26% of total net sales.

Gross margin percentage improved slightly as new products launched in 2008 generally had higher margins and we did not experience the same level of asset write-offs as in 2007. Specifically, the large unamortized balances of the FLY Fusion-related assets were written down to reflect declining sales trends in 2007. These improvements to gross margin were partially offset by lower sales through the school channel, increased discounting, higher sales returns allowances related to weakening consumer demand and higher than expected retail inventory levels at the end of 2008, and costs associated with a voluntary recall of the Didj recharging station.

Operating expenses declined 12% reflecting reduced headcount-related expenses and the absence of costs for legal settlements, offset slightly by an increase in bad debt expense. Over the past three years we have focused on reducing our cost structure through driving efficiencies. Total fulltime employees declined by 218, or 26%, from December 31, 2007 to December 31, 2008, due to a combination of reductions in force and the migration of certain aspects of our product development cycle to external parties. Legal costs were considerably lower in 2008 as 2007 included $11.4 million in patent defense and settlement expenses associated with a patent lawsuit. Bad debt expense increased by $5.3 million in 2008 due to several customer bankruptcies as well as an increase in the allowance for doubtful accounts given the weakening retail environment.

The combination of higher net sales and declining operating expenses resulted in an improvement in loss from operations.

Our basic and diluted net loss per share improved by $0.53 in 2008 as compared to 2007 due primarily to the decrease in our total net loss, as the weighted average of basic and diluted common shares outstanding remained relatively level.

Fiscal Year 2007 Compared to Fiscal Year 2006

Net sales decreased by 12% as the decline in sales of products being phased out more than offset the increase in sales of continuing products. Foreign currency exchange rates accounted for approximately $7.1 million or a 1.4% increase in net sales during the year.

Gross margin improved by 10 percentage points in 2007, primarily due to providing lower allowances for excess and obsolete inventories, a higher ratio of sales of higher-margin products to total net sales and sales of previously written down inventory, partially offset by a write-off of our FLY Fusion-related assets to levels consistent with the then expected future sales trends.

Operating expenses increased slightly, reflecting higher selling, general and administrative and research and development costs, offset somewhat by lower advertising cost. The increase in selling, general and administrative costs was driven by increased legal and settlement costs related to a patent lawsuit. Research and development costs increased due to the extensive product introductions slated for 2008 and 2009. Advertising expenses declined due to lower retail inventory levels which had a direct impact on sales and promotion allowances.

Loss from operations improved by 19%, primarily due to the 18% improvement in gross profit. Although net sales decreased, cost of sales improved by 24%, primarily due to improved inventory management, which resulted in lower allowances for excess and obsolete inventory.

Basic and diluted net loss per share improved by $0.71 due to the decrease in our total net loss as the weighted average of basic and diluted common shares outstanding remained relatively level from year to year.

SUMMARY OF RESULTS BY SEGMENT FOR FISCAL YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

The net sales, gross margin, total operating expenses and operating loss amounts in this section are presented on a basis consistent with accounting principles generally accepted in the United States ("GAAP") and on an operating segment basis as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, *"Disclosures about Segments of an Enterprise and Related Information,"* (SFAS 131"), which is consistent with our internal management reporting structure. During 2008 we significantly reduced our direct marketing to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S Consumer operating segment. Accordingly, and following the guidance in SFAS 131, we consolidated our School segment into our U.S. Consumer segment, which was renamed the United States segment. All prior year School segment-related data has been combined into the United States ("U.S.") segment and prior period financial data has been recast to conform to the current presentation. Certain corporate-level costs, including expenses related to corporate operations associated with broad-based sales and marketing, product support services, human resources, legal, finance, information technology, corporate development and procurement activities, broad-based research and development costs, legal settlements and other corporate costs are charged entirely to our U.S. segment, rather than being allocated between the U.S. and International segments.

United States Segment

The U.S. Segment includes net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers, other retail stores and distributors and school-related distributors and resellers through a combination of sales representatives. We also sell our products through our online store and other Internet-based channels.

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
			(Dollars in millions)		
Net sales	$363.4	$338.9	$ 387.7	7%	-13%
Gross margin (1)	40%	40%	30%	—	10(2)
Operating expenses	202.8	234.9	232.4	-14%	1%
Loss from operations	$ (55.8)	$ (99.8)	$(115.4)	44%	14%

(1) Gross profit as a percentage of net sales
(2) Percentage point change in gross margin

Fiscal Year 2008 Compared to Fiscal Year 2007

Net sales increased 7% primarily due to the strong performance of platform and related content products associated with the key 2008 product launches of Tag, Leapster2 and Didj and solid net growth in LeapFrog.com, offset by declining sales of older products such as the classic Leapster, LeapPad, Little Leaps, LeapTrack and other school market-related products.

Net sales related to new platform products and related content introduced in 2008 totaled approximately $104.5 million, or 29% of total 2008 United States net sales. Additionally, the ratio of platforms sold as a percentage of total net sales increased to 42% in 2008 as compared to 36% and 34% in 2007 and 2006, respectively. The increase in the ratio of platforms to net sales in 2008 was driven by the Tag, Leapster2 and Didj launches; typically, new platform-related software sales lag platform adoption for a period after the platform is initially released for sale.

Gross margin remained level at 40% year-over-year reflecting a number of offsetting factors. The 2008 gross margin benefited from sales of new, higher margin products launched during the year, lower asset write-offs than those experienced in 2007, specifically the FLY Fusion assets which were written down to reflect declining sales trends in 2007, and reductions in the allowances for unclaimed reimbursements due to customers under promotional and co-operative advertising agreements, based on lack of customer performance and aging of the claim. These improvements were essentially offset by lower sales through the school channel, increased discounting and higher sales returns allowances related to weakening consumer demand and higher than expected retail inventory levels at the end of 2008 and costs associated with a voluntary recall of the Didj recharging station.

Loss from operations improved, reflecting the net sales increase and a decline in operating expenses. The decrease in operating expenses is largely a result of lower headcount-related expenses due to headcount reductions and lower legal and settlement costs in 2008.

Fiscal Year 2007 Compared to Fiscal Year 2006

U.S. net sales constituted 77% of LeapFrog's total net sales for both 2007 and 2006. Net sales in the U.S. decreased as the decline in sales of products being phased out and the decline in school-related revenue offset the cost savings from the migration of certain aspects of our product development cycle to external parties, relatively robust growth on LeapFrog.com and strong sales of our classic Leapster products.

Our gross margin improved significantly in 2007 as compared to 2006 due to lower allowances for excess and obsolete inventory and an increased ratio of higher margin products sold to total net sales in 2007. These positive effects were partially offset by a non-cash write-off of $8.0 million in 2007 associated with FLY Fusion-related assets, which was made to bring the carrying values of the assets to levels we believed were recoverable, given the then expected future sales trends. The FLY Fusion assets included inventories, advance royalty payments, tooling equipment and capitalized content. The write-off negatively impacted the 2007 gross margin by approximately 2.6 percentage points.

Loss from operations improved, reflecting an increase in gross profit during the year. The 13% decline in net sales was more than offset by a 25% decline in cost of sales. The improvement in cost of sales was primarily attributable to providing lower allowances for excess and obsolete inventory.

2009 Outlook

Given higher-than-expected retail inventory levels and the current economic crisis, we expect our net sales to lag behind any improvement in our retailers' sales to consumers, which will depress sales during the first part of 2009. We expect content sales will represent a higher percentage of net sales, which we expect to lead to improvements in gross margin. We anticipate that further planned reductions in expenditures, primarily due to the decreased headcount, should result in improving our 2009 operating results and net cash flows.

International Segment

The International segment includes the net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers and other outlets through the LeapFrog offices in the United Kingdom, France, Canada and Mexico as well as through distributors in markets such as Spain, Germany and Australia. Certain corporate-level costs, including expenses related to corporate operations associated with broad-based sales and marketing, product support services, human resources, legal, finance, information technology, corporate development and procurement activities, broad-based research and development costs, legal settlements and other corporate costs are charged entirely to our U.S. Segment, rather than being allocated between the U.S. and International segments.

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
	(Dollars in millions)				
Net sales	$95.7	$103.4	$114.6	-7%	-10%
Gross margin (1)	36%	37%	26%	(1)	11(2)
Operating expenses	38.8	39.6	39.3	-2%	1%
Loss from operations	$(4.4)	$ (1.4)	$ (9.3)	-214%	85%

(1) Gross profit as a percentage of net sales
(2) Percentage point change in gross margin

Fiscal Year 2008 Compared to Fiscal Year 2007

International segment net sales constituted 21% of LeapFrog's total 2008 net sales as compared to 23% in 2007. Net sales decreased 7%, primarily due to declining sales of our mature and retiring products, partially offset by the launches of Tag in selected markets, and of Leapster2 during the third quarter of 2008. Excluding the impact of foreign currency, our International segment's sales would have decreased by 3% year-over-year. The sales declines were broad-based. Declines in our European markets were attributable to lower sales of older products, the effects of which were only partially offset by first year sales of Tag. Our Asian market sales declined significantly in 2008 as our new products were not introduced in those markets in 2008. We experienced only modest growth in the Mexico and Canadian markets.

Our gross margin percentage remained relatively constant, decreasing one percentage point in 2008. Although during the second half of 2008 there was an increase in sales of higher gross margin products, this improvement was offset by a weighted average decline in the value of the dollar during the fourth quarter of approximately 20%. The most significant decline in the dollar was against certain Asian currencies.

The increase in our loss from operations reflected declining net sales.

Fiscal Year 2007 Compared to Fiscal Year 2006

International segment net sales constituted 23% of LeapFrog's total net sales for both 2007 and 2006. International net sales decreased as declining sales of products being phased out, primarily the LeapPad family, more than offset the increase in sales of continuing products. Distributor net sales decreased significantly due to high inventory levels at the end of 2006. On a constant currency basis, net sales declined 15%.

Gross margin improved by 11 percentage points, primarily due to lower charges for excess and obsolete inventory and lower levels of retailer promotions and discounts.

Loss from operations decreased 85%, reflecting the gross margin improvement which offset the majority of the net sales decline.

OPERATING EXPENSES

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses consist primarily of salaries and related employee benefits including stock-based compensation expense and other headcount-related expenses associated with executive management, finance, legal, IT, facilities, human resources, other administrative headcount, rent, legal and other professional fees, indirect selling expenses, marketing expenses, systems costs, rent, office equipment and supplies.

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
			(Dollars in millions)		
SG&A expense	$115.4	$141.6	$131.9	-19%	7%
As a percent of net sales	25%	32%	26%	(7)	6(1)

(1) Percentage point change

Fiscal Year 2008 Compared to Fiscal Year 2007

SG&A expenses decreased during 2008 reflecting decreased headcount-related expenses and decreased legal fees and settlement expenses, offset slightly by higher bad debt expense and restructuring charges. Attrition and workforce reductions implemented during 2008 resulted in full time headcount declining 26% year-over-year. Legal fees and legal settlement expenses declined significantly due to the settlement reached in a patent lawsuit in 2007.

The 2008 decrease in employee-related expenses was partially offset by fourth quarter restructuring charges of $3.9 million, comprising $1.5 million in one-time termination benefits and $2.4 million in costs associated with vacating space in Austin, Texas and part of our Emeryville, California facilities. Bad debt expense increased by $5.3 million in 2008 due to the escalating number of retailer bankruptcies in the US and the overall weakening financial environment in the fourth quarter of 2008.

Fiscal Year 2007 Compared to Fiscal Year 2006

In 2007, SG&A expenses increased by 7%, primarily due to $11.4 million in legal and settlement costs incurred in connection with a patent lawsuit. The higher legal and settlement costs were partially offset by a net reduction of $1.6 million in employee-related expenses, attributable primarily to reductions in force specifically related to the team selling to the school channel.

Selling, general and administrative expenses are expected to decline further in 2009 due to continued efforts to manage costs.

Research and Development Expenses

Research and development, or R&D, expenses consist primarily of salaries, employee benefits, stock-based compensation and other headcount-related expenses associated with content development, product development, product engineering, third-party development and programming and localization costs to translate content for international markets. We capitalize external third-party costs related to content development. These costs are subsequently amortized into cost of sales in the statements of operations.

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
			(Dollars in millions)		
R&D expense	$48.5	$59.4	$54.5	-18%	9%
As a percent of net sales	11%	13%	11%	(2)	2(1)

(1) Percentage point change

Fiscal Year 2008 Compared to Fiscal Year 2007

R&D expenses decreased in 2008, reflecting improvements in our overall R&D process, increased reliance on third-party development partners and the timing of our platform development cycle. In 2007 we invested heavily in developing the Tag, Didj and Leapster2 platforms, while 2008 R&D activity was focused on developing content for these platforms.

Fiscal Year 2007 Compared to Fiscal Year 2006

R&D expenses increased in 2007 due to the platform development cycle as spending ramped up in 2007 to support extensive new product introductions planned for 2008 and 2009.

We expect research and development expenses to decline again in 2009, given lower headcount and a shift to more content development as compared to platform development.

Advertising Expenses

Advertising expense consists of costs associated with marketing, advertising and promoting our products, including customer-related discounts and promotional allowances.

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
	(Dollars in millions)				
Advertising expense	$67.4	$64.0	$75.4	5%	-15%
As a percent of net sales	15%	14%	15%	1	(1)(1)

(1) Percentage point change

Fiscal Year 2008 Compared to Fiscal Year 2007

Advertising expense increased during 2008 to support the Tag, Leapster2 and Didj product launches.

Fiscal Year 2007 Compared to Fiscal Year 2006

Advertising expense decreased in 2007 relative to 2006 primarily due to lower sales and promotional spending. In 2006, promotional spending was increased to drive reductions in LeapFrog and retailer inventory levels.

Advertising expenses are expected to decline in 2009 as spending will be weighted more toward retailer and online advertising and less toward mass media communication channels.

Other Income (Expense)

The components of other income (expense) were as follows:

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
	(Dollars in millions)				
Other income (expense):					
Interest income	$ 2.5	$ 7.0	$ 7.2	-64%	-3%
Interest expense	(0.3)	(0.1)	(0.1)	-200%	0%
Impairment losses on long-term investments (ARS)	(6.6)	(2.5)	—	-164%	n/a
Other, net	(1.9)	(0.8)	(0.9)	-138%	11%
Total	$(6.3)	$ 3.6	$ 6.2	-275%	-42%

Fiscal Year 2008 Compared to Fiscal Year 2007

Interest income declined, due both to lower average excess cash balances available for investment and a change in investment vehicles from a combination of money-market funds, commercial paper and other similar short-term instruments in 2007 to only money market funds invested in high quality short-term U.S. government obligations in 2008, which have lower yields due to their relatively low risk. Impairment losses on our auction rate securities ("ARS") increased in 2008 as the general economic uncertainty and adverse credit market conditions deepened, driving lower valuations of these securities. The "other, net" category consists primarily of gains (losses) on foreign exchange forward contracts, net of gains (losses) on the underlying transactions denominated in foreign currency.

Fiscal Year 2007 Compared to Fiscal Year 2006

Other income (expense) declined in 2007 relative to 2006, primarily due to the impairment charge of $2.5 million related to our ARS investment which was recorded in the fourth quarter of 2007. The impairment resulted from the deteriorating economy and the related auction failures held for ARS securities which severely impacted their liquidity and market values.

INCOME TAXES

Our provision for income taxes and our effective tax rates were $1.9 million, $3.7 million and $26.6 million, and (2.8) %, (3.8) % and (22.5) % for the years ended December 31, 2008, 2007 and 2006, respectively. Our pretax losses were $66.4 million, $97.6 million and $118.5 million for the same periods, respectively. Calculation of the effective tax rates for all periods included a non-cash valuation allowance recorded against our domestic deferred tax assets.

The tax expense for 2008 and 2007 was primarily attributable to our foreign operations. In 2008 we received an income tax refund of $5.2 million from the IRS in settlement of an audit related to our research and development carryback claims for the years 2001 through 2003. The total 2008 tax benefit attributable to this refund was $1.9 million, including interest paid by the IRS. Tax expense for 2006 included a valuation allowance of $25.0 million related to pre-2006 deferred tax assets; the remaining 2006 tax expense was largely attributable to our foreign operations.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Cash and cash equivalents totaled $79.1 million and $93.5 million at December 31, 2008 and 2007, respectively. All cash equivalents were invested money market funds that held only high-grade United States government obligations at December 31, 2008. At the end of 2007 we made a policy decision to invest our excess cash in short-term U.S. government obligations only due to the continuing financial market crisis.

As of December 31, 2008, we held $5.0 million, stated at fair value, in long-term investments in auction rate securities. The uncertainties in the credit and financial markets since the fourth quarter of 2007 have prevented us from liquidating our ARS holdings as the amount of securities submitted for sale in periodic auctions has exceeded the amount of purchase orders. The fair value of our auction rate securities investment has declined by $9.0 million from its original cost value of $14.0 million, resulting in a total unrealized loss of the same amount, which has been recorded as a loss on investments in our statements of operations in the appropriate periods. Due to the illiquidity of these investments we have not included and do not intend, for the foreseeable future, to include them as potential sources of liquidity in our future cash flow projections. Thus, we do not anticipate that future declines in value, if any, will have an adverse impact on our future ability to support operations and meet our obligations as they come due. Because the fair value of $5.0 million for the auction rate securities investment constitutes less than 2% of our total assets at December 31, 2008, we also do not anticipate any material adverse impact on our overall capital position should the fair value of these investments decline to zero.

We have an asset-backed revolving credit facility with a potential borrowing availability of $100.0 million which is discussed in more detail below. There were no borrowings outstanding on this line of credit at December 31, 2008.

Our retained deficit of $182.5 million at December 31, 2008 is not expected to impact our future ability to operate, given our anticipated cash flows from operations, our strong cash position and the availability of our credit facility.

Future capital expenditures are planned to be primarily for new product development and purchases related to the upgrading of our information technology capabilities. We expect that capital expenditures in 2009, including those for capitalized content and website development costs, will be lower than in prior years. Capital expenditures were $23.4 million, $26.6 million and $20.4 million in 2008, 2007 and 2006, respectively. We expect future capital expenditures will be funded with cash flows generated by operations.

We believe that cash on hand, cash flow from operations and amounts available under our revolving credit facility will provide adequate funds for our foreseeable working capital needs and planned capital expenditures over the next twelve months. We plan to invest where prudent; our 2009 strategies will be focused on driving sales of our learn-to-read and educational gaming market platforms, introducing additional connected products, expanding our content library, establishing parents' familiarity with the Learning Path and expanding our online play components. Our ability to fund our working capital needs and planned capital expenditures, as well as our ability to comply with all of the financial covenants of our credit facility depend on our future operating performance and cash flows, which in turn are subject to prevailing economic conditions, including the limited availability of capital in light of the current financial crisis and to financial, business and other factors, some of which are beyond our control.

Changes in Cash Flows

The table below shows our sources and uses of cash for the three fiscal years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006	% Change 2008 vs. 2007	% Change 2007 vs. 2006
	(Dollars in millions)				
Cash flows provided by (used in):					
Operating activities	$ 12.0	$(15.4)	$ 90.4	178%	-117%
Investing activities	(23.4)	41.0	(77.5)	-157%	153%
Financing activities	(0.2)	1.9	4.2	-111%	-55%
Effect of exchange rate fluctuations on cash	(2.8)	(1.3)	1.8	-115%	-172%
Increase (decrease) in cash and cash equivalents	$(14.4)	$ 26.2	$ 18.9	-155%	39%

Fiscal Year 2008 Compared to Fiscal Year 2007

Net cash flow from operations in 2008 improved over 2007 by $27.4 million. A primary contributor to the improvement in 2008 over 2007 was the $33.0 million decrease in our net loss from 2007 to 2008. Other significant operating cash flow changes included: an increase in 2008 of $27.0 million in accounts receivable-related allowances which included the amounts attributable to the effects of the 2008 financial crisis on our business, primarily the allowances for bad debts, sales and product returns; a decrease in inventories of $28.9 million in 2008, primarily attributable to increased allowances for potential product returns including those affected by the 2008 CPSIA safety regulations and a $30.2 million decrease in accrued liabilities and deferred revenue in 2008 caused by lower accruals for employee bonuses, legal settlement expenses and general marketing expenses in 2008.

Net cash flow used in investing activities increased by $64.3 million in 2008 as net proceeds from the sales and purchases of investments declined by $67.6 million, offset by a $3.3 million decline in capital expenditures.

Net cash used by financing activities increased by $2.1 million as proceeds from stock option exercises and employee stock purchase plans declined significantly due to the deteriorating stock price in 2008 which depressed stock purchases.

Fiscal Year 2007 Compared to Fiscal Year 2006

Net cash used in operations in 2007 increased $105.8 million due to accrued liabilities, offset by reduced net losses and reduced inventory levels. Net cash provided by investing activities in 2007 was $41.0 million in 2007 as compared to net cash used in investing activities of $77.5 million in 2006. In 2006, part of the $113.0 million in cash generated by accounts receivable was invested in short-term investments, including auction rate securities and commercial paper. During 2007, we liquidated part of our short-term investment portfolio to provide funding for our 2007 net loss. As of December 31, 2007, due to having liquidated the majority of our short-term securities, impairment losses incurred on auction rate securities during the fourth quarter of 2007 and the reclassification of the auction rate securities to long-term investments, we had no short-term investments on the balance sheet as compared to $80.8 million at the end of 2006.

Net cash provided by financing activities declined by $2.3 million due primarily to a decrease in cash inflows from employee stock option exercises and reduced purchases of our Class A common stock for the employee stock purchase plan.

Seasonal Patterns of Cash Provided By or Used in Operations

The table below shows our seasonal patterns of cash flow provided by (used in) operations by quarter for the fiscal years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
	(Dollars in millions)		
1st quarter	$ 18.1	$ 49.6	$133.1
2nd quarter	(30.7)	(37.6)	(21.2)
3rd quarter	(35.4)	(52.4)	(40.1)
4th quarter	60.0	25.0	18.6
Total cash provided by (used in) operations	$ 12.0	$(15.4)	$ 90.4

Generally, our cash flow from operations tends to be highest in the first quarter of the year when we collect the majority of our accounts receivable booked in the fourth quarter of the prior year. Cash flow used in operations tends to be highest in our third quarter, as collections from prior accounts receivables taper off and we invest heavily in inventory in preparation for the fourth quarter holiday season. Cash flow generally turns positive again in the fourth quarter as we start to collect on the current holiday season accounts receivables.

However, our 2008 quarterly cash flows did not fully conform to our historical pattern due to the following factors. Net sales fell on a year-over-year basis from 2005 through 2007. This resulted in a decline in cash collected from accounts receivable from year to year for the three-year period, negatively impacting cash flows in the first quarter of each subsequent year. In 2008, this net sales-related cash flow decline was partially offset during the fourth quarter as we tightened our cash management practices in response to the economic crisis, resulting in an increase in accounts payable of approximately $10 million at the end of 2008 as compared to the end of 2007. Thus, cash flow provided by operations was higher in the fourth quarter of 2008 than in the first quarter. As described elsewhere in this Form 10-K, decreased sales in the fourth quarter of 2008 and potential retailer liquidity issues may reduce or delay collections of cash in the first quarter of 2009, which could mean that cash flow provided by operations in the fourth quarter of 2008 could exceed cash flow provided by operations in the first quarter of 2009.

Line of Credit and Borrowing Availability

In November 2005, we entered into a $75 million asset-based revolving credit facility with Bank of America. In May 2008 we, certain banks, financial institutions and other institutional lenders and Bank of America entered into an amendment to the original credit facility agreement, increasing the maximum borrowing availability on the credit line from $75 million to $100 million. We granted security interests in substantially all of our assets as collateral for the loans under the credit facility agreement, as amended. The borrowing availability varies according to the levels of our eligible accounts receivable, eligible inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Availability under this agreement was $28.2 million as of December 31, 2008. The termination date of the agreement and the maturity date for any outstanding loans under the facility is November 8, 2010. Among other customary covenants, the credit facility contains a fixed charge coverage ratio covenant. We are required to maintain a ratio of EBITDA to fixed charges, as defined in the agreement, of at least 1.0 to 1.0 when the covenant is required to be tested. The ratio is measured only if certain borrowing-availability thresholds are not met. We expect that we will meet or exceed these borrowing-availability thresholds and be in compliance with all related requirements in 2009. The agreement also contains customary events of default and prohibits the payment of cash dividends on our common stock. If an event of default occurs, the lenders may terminate their commitments, declare all borrowings under the credit facility as due immediately, and foreclose on the collateral. As of December 31, 2008 we were in compliance with all covenants under this agreement. Bank of America is committed to lend up to 75% of the total borrowing and Wachovia Capital Finance Corporation is committed to lend the remaining 25%.

The interest rate for our revolving credit facility is, at our election, the Bank of America prime rate (or base rate) or a LIBOR rate defined in the credit agreement, plus in each case an applicable margin. The applicable margin for a loan depends on the average monthly usage and type of loan. We had no borrowings outstanding under this agreement at December 31, 2008.

During the fourth quarter of 2008, we borrowed a total of $30.0 million on the line and repaid $30.0 million during the same quarter from cash provided by operations.

Contractual Obligations and Commitments

LeapFrog has no off-balance sheet arrangements.

We conduct our corporate operations from leased facilities and rent equipment under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. We account for rent expense on a straight-line basis over the term of the lease. The following table summarizes our outstanding long-term contractual obligations at December 31, 2008.

	Contractual Obligations at December 31, 2008				
		Payments Due by Period			
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(Dollars in millions)				
Operating leases	$37.4	$ 8.6	$16.2	$ 3.8	$ 8.8
Royalty guarantees	14.3	5.1	8.7	0.5	—
Capital leases	0.4	0.3	0.1	—	—
Purchase obligations	24.8	24.8	—	—	—
Total	$76.9	$38.8	$25.0	$ 4.3	$ 8.8

At December 31, 2008, we had no outstanding borrowings or letters of credit under our asset-backed line of credit facility with Bank of America. At December 31, 2008, we had $100.0 million of potential availability on the line. In addition, we had commitments to purchase inventory totaling approximately $24.8 million at December 31, 2008.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP" or "GAAP"). Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We believe that certain accounting policies, which we refer to as critical accounting policies, are particularly important to the portrayal of our financial position and results of operations and require the use of significant estimates and the application of significant judgment by our management. On an on-going basis, we evaluate our estimates, particularly those related to our critical accounting policies which include: revenue recognition, evaluation of our accounts receivable-related allowances for doubtful accounts, sales and product returns and cooperative advertising arrangements with customers, the valuation and nature of impairments of financial instruments, valuation and amortization of capitalized content costs, inventory valuation, the recognition, measurement and valuation of current and deferred income tax assets and liabilities, valuation of goodwill and stock-based compensation assumptions.

Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. For online downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training has been performed. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions. A small portion of our revenue related to subscriptions is recognized as revenue over the period of the subscription.

We reduce accounts receivable by an allowance for amounts we believe may become uncollectible. Determining the amounts that may become uncollectible requires judgment that may have a significant effect on the amounts reported in accounts receivable. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. If changes in the economic climate or in the financial condition of any of our customers impair their ability to make payments, additional allowances may be required. We provide estimated allowances against revenues and accounts receivable for product returns, defective products, charge-backs, discounts, promotions and cooperative advertising arrangements with customers in the same period that we record the related revenue. We estimate our allowances by utilizing our historical information for existing products. For new products, we estimate our allowances by utilizing our historical experience with similar products. We also take into account current inventory levels of our retailers, sell-through of our retailers and distributors, current trends in retail for our products, changes in customer demand for our products and other related factors. We continually evaluate our historical experience, changes in the current environment and adjust our allowances as appropriate. The current challenging economic climate has impacted our estimates considerably as retailer inventory levels are much higher than normal levels and the number of retailer bankruptcies has been increasing. Changes in the assumptions underlying our estimates can have a significant impact on our results of operations. In the latter half of 2008, as the economy and the financial condition of some of our retailers worsened, we reviewed our outstanding accounts receivable and provided allowances for specific customers based on how current their receivables were and their most recent financial information. Our provision for bad debts in 2008 was $5.0 million as compared to a net recovery on bad debts of $0.3 million in 2007.

We account for our financial instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157") and related guidance and SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS 115"). Our financial instruments consist of long-term investments in auction rate securities ("ARS") and certain foreign currency forward contracts. Our foreign currency forward contracts are widely traded and generally have a 30 day term; therefore we consider them to be Level 1 assets; as such, their fair values are equivalent to market value. We have not been able to liquidate our ARS since the fourth quarter of 2007 due to the adverse financial market conditions that arose at that time and that have continued to the date of this Form 10-K. For this reason, we consider these securities to be Level 3 assets and we determine their fair value based on a variety of unobservable inputs, including our assessments of general market conditions, changes in the credit ratings of the issuers of the securities, the quality of the collateral, if any, and independent valuations of our portfolio's fair value. We update our estimates of the fair values of our financial instruments quarterly and adjust the instruments' carrying values as appropriate. Any impairment losses are classified as either temporary or other-than-temporary. Temporary losses are charged to "other accumulated comprehensive income (loss)" on the balance sheet and other-than-temporary losses are charged to the statements of operations in "other income (expense)." Determining the appropriate classification of impairment losses requires us to make complex and subjective judgments, using currently available data as well as projections about the potential impact of possible future events and conditions, which judgments and projections are inherently uncertain. In 2008, we recognized a total of $6.0 million in impairment losses on our ARS. During 2007 and 2008, we have recognized total losses of $9.0 million on the ARS investments, reducing their total carrying value from their original par value of $14.0 million to $5.0 million as of December 31, 2008, a reduction in value of 65%.

Inventories are stated on a first-in, first-out basis at the lower of cost or market value. Inventory valuation primarily involves our management's estimation of slow-moving, obsolete or excess products. Our estimate of the write-down for slow-moving, excess and obsolete inventories is based on our management's review of on-hand inventories compared to their estimated future usage, our product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for our products and anticipated product selling prices were less favorable than those projected by our management, additional inventory write-downs would be required resulting in a negative impact on our gross margin. We monitor the estimates of inventory write-downs on a quarterly basis. When considered necessary, we make additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold. Our assessment of the pessimistic economic outlook for 2009 caused us to provide an increased reserve of approximately $4.7 million for inventories in 2008 due to overstocks at some of our retailers at year-end. The $4.7 million increase also includes $2.5 million primarily associated with FLY Fusion inventory, which became non-CPSIA compliant as of February 10, 2009.

We capitalize certain external costs related to the development of content for our learning products according to the guidance provided in Emerging Issues Task Force ("EITF") Issue No. 96-6, *"Accounting for Film and Software Costs Associated with Developing Entertainment and Educational Software Products"* and SFAS No. 86, *"Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,"* ("SFAS 86"). Our capitalized external costs generally relate to design, artwork, animation, layout, editing, voice, audio and software included in the learning products. We capitalize these costs once technological feasibility has been established for the related projects. We evaluate the future recoverability of capitalized content and website costs on a quarterly basis. Capitalized costs for products that are cancelled, abandoned or otherwise deemed impaired are charged to expense in the period of cancellation. We also capitalize external website development costs ("website costs") in accordance with Emerging Issues Task Force ("EITF") No. 00-02, *"Accounting for Website Development Costs."* Website costs presently comprise primarily third-party costs related to developing applications that are an integral component of certain products we market, as well as some costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates. We evaluate the future recoverability of website costs on a quarterly basis and if an impairment loss is considered to have occurred during the period, the loss is recorded in the statement of operations in the same period. Our evaluations of capitalized content and website costs require us to make complex and subjective judgments, using currently available data as well as projections about the potential impact of possible future events and conditions, which judgments and projections are inherently uncertain. If future events and conditions do not meet expectations, we make additional adjustments to reduce the expected realizable value of the assets, with corresponding increases to cost of sales. Both of these capitalized costs are included in "Capitalized product costs" on the balance sheet.

In accordance with the requirements of SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"), we evaluate goodwill for impairment at the end of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the applicable reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors or operating performance indicators. Application of the goodwill impairment test involves numerous assumptions, estimates and the application of significant judgment, including the identification of reporting units, evaluation of current market indicators and projections of future product sales and net cash flows, among others. These judgments and projections are inherently uncertain. Any future impairment tests may result in a write-down of goodwill and a corresponding non-cash charge to earnings if we experience sales shortfalls, fail to reduce our expenses or if our market capitalization as of the measurement date exceeds the carrying value of our net assets at the same date by an amount that cannot be attributed to any specific asset on our balance sheet. As discussed above, after analyzing our goodwill at December 31, 2008 and 2007, we concluded no impairment charge was required in either period. See Footnote 2—"Significant Accounting Policies" in our Consolidated Financial Statements included in this Form 10-K for more information on our goodwill policy and its application.

We account for income taxes in accordance with the requirements of SFAS 109, *"Accounting for Income Taxes"* and FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes,"* ("FIN 48"). We calculate our deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates and laws that we expect will be in effect when the differences are expected to reverse. We accrue for uncertain tax positions in accordance with FIN 48. Determining our income tax assets, liabilities and expense requires us to make significant estimates and judgments in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or cash flows. We provide valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determining whether a valuation allowance is warranted requires judgment about factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Our financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. Such adjustments could have a material impact on our financial position, results of operations or cash flows.

We account for stock-based compensation in accordance with the provisions of SFAS No. 123(R), *"Share-Based Compensation"* ("SFAS 123(R)"). Under the fair value provisions of SFAS 123(R), stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized in compensation expense over the requisite service period. Determining the fair value of stock-based compensation awards at grant date requires significant judgment and estimates regarding valuation variables such as volatility, expected forfeiture rates and the expected term of the awards. Stock-based compensation expense may be significantly affected by changes in our stock price, our actual forfeiture rates and the extent of future grants of equity awards. If actual results differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially affected.

Recent Accounting Pronouncements

Effective January 1, 2008, we adopted SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), with respect to our financial assets and liabilities only, pursuant to the guidance of FASB Staff Position No. FSP FAS 157-2, *"Effective Date of FASB Statement No. 157,"* ("FSP 157-2"), issued in February 2008. FSP 157-2 is effective for fiscal years beginning after November 15, 2008. We are currently assessing the potential impact of SFAS No. 157-2 on our financial statements.

On October 10, 2008, the FASB issued Staff Position No. FSP FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,"* ("FSP 157-3"). This pronouncement provides more detailed guidance on issues such as evaluating when the inputs used to calculate fair value for an instrument should be considered observable or unobservable and the use of valuation techniques such as the discounted cash flow approach or reference to broker quotes in an inactive market. We are currently following the guidance in FSP 157-3 as applicable.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,"* ("SFAS 159"). SFAS 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option is elected will be recognized in net earnings at each subsequent reporting date. The adoption of SFAS 159 in 2008 did not have an effect on our consolidated financial statements during 2008 as we did not elect the fair value option.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), which requires us to estimate and accrue for all potential income taxes on uncertain tax positions we have taken.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in United States dollars ("USD"). Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results have been and are expected to continue to be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

We manage our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program is to minimize the foreign currency exchange gain or loss reported in our financial statements. The table below shows the results of our hedging program for the fiscal years ended December 31, 2008, 2007 and 2006.

	Years Ending December 31,		
	2008	2007	2006
Gains (losses) on foreign currency forward contracts	$ 874	$(2,967)	$(3,872)
Gains (losses) on underlying transactions denominated in foreign currency	(2,092)	2,964	2,812
Net losses	$(1,218)	$ (3)	$(1,060)

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts that were outstanding as of December 31, 2008 and 2007 follows:

	2008			2007		
	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)
Currencies:						
British Pound (USD/GBP)	1.435	4,238	$ 55	2.008	645	$ (17)
Euro (USD/Euro)	1.388	6,381	303	1.441	8,144	(152)
Canadian Dollar (C$/USD)	1.236	4,476	72	0.998	5,512	(57)
Mexican Peso (MXP/USD)	13.960	33,409	110	10.919	177,421	34
Total fair value of instruments in USD			$540			$(192)

(1) In thousands of local currency
(2) In thousands of USD

Cash and cash equivalents are presented at fair value on our balance sheet. We invest our excess cash in accordance with our investment policy. At December 31, 2008 and 2007 our cash was invested primarily in high-grade U.S. government obligations and money market funds.

LeapFrog experiences interest rate risk and impairment risk only on its long-term investment in auction rate securities, as we have no long-term borrowings. Due to the financial market collapse that commenced in the fourth quarter of 2007, we have incurred a total of $9.0 million in unrealized impairment losses on our auction rate securities, which have been recognized as losses in the statements of operations in 2007 and 2008. We evaluate this investment on a quarterly basis and will continue to recognize impairment losses in the statements of operations if and when they occur.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements beginning at page F-1 below are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer and the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934 or the Rule 13a-14(a) Certifications. This Controls and Procedures section of the annual report on Form 10-K includes the information concerning the controls evaluation referred to in Rule 13a-14(a) Certifications.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, or disclosure controls, as of the end of the period covered by this annual report on Form 10-K. This controls evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed or submitted in our reports filed under the Exchange Act, such as this Form 10-K, are recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our reports. In the course of the controls evaluation, we reviewed and identified data errors and control problems and sought to confirm that appropriate corrective actions, including process improvements, were undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our CEO and CFO, concerning the effectiveness of the disclosure controls can be reported in our periodic reports filed with the Securities and Exchange Commission on Forms 10-Q, 10-K, and others as may be required from time to time.

Based upon the controls evaluation, our CEO and CFO have concluded that our disclosure controls were effective as of December 31, 2008.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company.

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of December 31, 2008, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on management's assessment of our internal control over financial reporting, management concluded that, as of December 31, 2008, our internal control over financial reporting was effective. Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited our internal control over financial reporting as of December 31, 2008, as stated in its attestation report appearing herein.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure system are met.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required by Part III is omitted from this Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2009 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2009 Proxy Statement, which we expect to file with the SEC no later than April 30, 2009.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing in our 2008 Proxy Statement under the following headings is incorporated herein by reference:

- "Proposal 1: Election of Directors,"
- "Board of Directors and Corporate Governance—Committees of the Board—Audit Committee"
- "Section 16(a) Beneficial Ownership Reporting Compliance"

The information under the heading "Executive Officers of the Registrant" in Item 1 of this Form 10-K is also incorporated by reference in this section.

In April 2005, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics, which applies to all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, who is our principal financial officer, and our Vice President, Corporate Controller, who is our principal accounting officer. In August 2006, our Board adopted a number of versions of our Code of Business Conduct and Ethics that are specifically tailored to the various international locations in which we have operations. The United States and international versions of our Code of Business Conduct and Ethics are posted in the corporate governance section of our website located at www.leapfroginvestor.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. We will disclose any reportable waivers, if and when granted, of our Code of Business Conduct and Ethics in the corporate governance section of our website located at www.leapfrog.com. at "About LeapFrog—Investor Relations—Corporate Governance."

On July 7, 2008 we filed with the NYSE the Annual CEO Certification regarding LeapFrog's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. In addition, we are filing as exhibits to this annual report, the applicable certifications of our Chief Executive Officer and our Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of our public disclosures.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in our 2009 Proxy Statement under the following headings is incorporated herein by reference:

- "Board of Directors and Corporate Governance—Compensation of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee—Compensation Committee Interlocks and Insider Participation" and "—Report of the Compensation Committee," which report shall be deemed to be "furnished," not "filed" with the SEC.
- "Executive Compensation"

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in our 2009 Proxy Statement under the following headings is incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock to be issued in connection with our 2002 Equity Incentive Plan and our 2002 Non-Employee Directors' Stock Award Plan as of December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,036,702	$10.96	6,309,031(1)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	9,036,702	$10.96	6,309,031

(1) Includes 1,443,033 shares reserved for issuance under our 2002 Employee Stock Purchase Plan, 3,746,970 shares reserved for issuance under our 2002 Equity Incentive Plan, and 1,119,028 shares reserved for issuance under our 2002 Non-Employee Directors' Stock Award Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in our 2009 Proxy Statement under the following headings is incorporated herein by reference:

- "Transactions with Related Persons"
- "Board of Directors and Corporate Governance—Independence of the Board of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board"

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in our 2009 Proxy Statement under the heading "Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information" and "Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Accounting Firm" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL SCHEDULES

(1) Financial Statements: See "Index to Consolidated Financial Statements" at page F-1 below.

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this Form 10-K:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC.

By: /s/ William B. Chiasson
William B. Chiasson
Chief Financial Officer and Principal Financial Officer

Date: March 6, 2009

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Jeffrey G. Katz and William B. Chiasson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JEFFREY G. KATZ **Jeffrey G. Katz**	Chief Executive Officer (Principal Executive Officer), President and Director	March 6, 2009
/s/ WILLIAM B. CHIASSON **William B. Chiasson**	Chief Financial Officer (Principal Financial Officer)	March 6, 2009
/s/ MARK A. ETNYRE **Mark A. Etnyre**	Vice President, Corporate Controller and Principal Accounting Officer	March 6, 2009
/s/ STEVEN B. FINK **Steven B. Fink**	Chairman and Director	March 6, 2009
/s/ THOMAS J. KALINSKE **Thomas J Kalinske**	Vice Chairman and Director	March 6, 2009
/s/ STANLEY E. MARON **Stanley E. Maron**	Director	March 6, 2009

Signatures	Title	Date
/s/ E. STANTON MCKEE, JR. E. Stanton McKee, Jr.	Director	March 6, 2009
/s/ DAVID C. NAGEL David C. Nagel	Director	March 6, 2009
/s/ CADEN WANG Caden Wang	Director	March 6, 2009
/s/ RALPH R. SMITH Ralph R. Smith	Director	March 6, 2009

[THIS PAGE INTENTIONALLY LEFT BLANK]

LEAPFROG ENTERPRISES, INC.
FORM 10-K

Index to Consolidated Financial Statements
For the Fiscal Year Ended December 31, 2008

Form 10-K

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three fiscal years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 15. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, under the heading Income Taxes, the Company adopted Statement of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 5, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LeapFrog Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of LeapFrog Enterprises, Inc. and our report dated March 5, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 5, 2009

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 79,101	$ 93,460
Accounts receivable, net of allowances for doubtful accounts of $3,872 and $97 at December 31, 2008 and 2007, respectively	89,918	126,936
Inventories	58,196	52,415
Prepaid expenses and other current assets	10,822	20,427
Deferred income taxes	3,189	3,405
Total current assets	241,226	296,643
Long-term investments	4,962	10,925
Deferred income taxes	497	213
Property and equipment, net	19,611	19,616
Capitalized product costs, net	16,227	14,401
Goodwill	19,549	19,549
Other assets	5,260	9,116
Total assets	$ 307,332	$ 370,463
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 56,357	$ 46,868
Accrued liabilities and deferred revenue	44,596	57,591
Income taxes payable	229	93
Total current liabilities	101,182	104,552
Long-term deferred income taxes	22,404	20,292
Other long-term liabilities	3,820	2,146
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Class A common stock, par value $0.0001; 139,500 shares authorized; shares issued and outstanding: 36,627 and 35,857 at December 31, 2008 and 2007, respectively	4	4
Class B common stock, par value $0.0001; 40,500 shares authorized; shares issued and outstanding: 27,141 and 27,614 at December 31, 2008 and 2007, respectively	3	3
Treasury stock	(185)	(185)
Additional paid-in capital	364,657	353,857
Accumulated other comprehensive income (loss)	(2,055)	4,036
Accumulated deficit	(182,498)	(114,242)
Total stockholders' equity	179,926	243,473
Total liabilities and stockholders' equity	$ 307,332	$ 370,463

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ending December 31,		
	2008	2007	2006
Net sales	$459,059	$ 442,271	$ 502,255
Cost of sales	277,574	268,965	355,221
Gross profit	181,485	173,306	147,034
Operating expenses:			
Selling, general and administrative	114,713	141,628	131,928
Research and development	48,473	59,371	54,475
Advertising	67,361	64,013	75,441
Depreciation and amortization	11,044	9,464	9,853
Total operating expenses	241,591	274,476	271,697
Loss from operations	(60,106)	(101,170)	(124,663)
Other income (expense):			
Interest income	2,508	7,037	7,186
Interest expense	(349)	(111)	(97)
Other, net	(8,435)	(3,348)	(907)
Total other income (expense)	(6,276)	3,578	6,182
Loss before income taxes	(66,382)	(97,592)	(118,481)
Provision for income taxes	1,874	3,723	26,611
Net loss	$ (68,256)	$(101,315)	$(145,092)
Net loss per share:			
Class A and B—basic and diluted	$ (1.07)	$ (1.60)	$ (2.31)
Weighted average shares used to calculate net loss per share:			
Class A and B—basic and diluted	63,641	63,361	62,817

Form 10-K

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Years Ending December 31,		
	2008	**2007**	**2006**
Common stock and paid-in capital:			
Balance, beginning of year:			
Class A shares	$ 4	$ 4	$ 3
Class B shares	3	3	3
Treasury stock	(185)	(185)	(148)
Paid-in capital	353,857	343,310	332,740
Total, beginning of year	353,679	343,132	332,598
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	624	2,836	4,059
Net cash paid for payroll taxes on restricted stock unit releases	(840)	(921)	—
Conversion of 473 Class B common shares into 473 Class A common shares	—	—	—
Purchases of treasury stock	—	—	(37)
Stock-based compensation expense	11,011	9,511	7,303
Other	5	(879)	(791)
Balance common stock and paid-in capital, end of year	364,479	353,679	343,132
Accumulated other comprehensive income:			
Balance, beginning of year	4,036	3,122	925
Cumulative translation adjustment	(6,689)	1,512	2,197
Temporary impairment loss on investment in auction rate securities	598	(598)	—
Balance accumulated other comprehensive income, end of year	(2,055)	4,036	3,122
Retained earnings (accumulated deficit):			
Balance, beginning of year	(114,242)	(12,292)	132,800
Cumulative effect of adopting FIN 48	—	(635)	—
Net loss	(68,256)	(101,315)	(145,092)
Balance accumulated deficit, end of year	(182,498)	(114,242)	(12,292)
Total stockholders' equity, end of year	$ 179,926	$ 243,473	$ 333,962

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ending December 31,		
	2008	**2007**	**2006**
Net loss	$(68,256)	$(101,315)	$(145,092)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	22,954	19,610	17,926
Unrealized foreign exchange loss	3,146	2,448	427
Deferred income taxes	(68)	(2,314)	25,999
Stock-based compensation expense, net of tax benefit	11,011	9,511	7,303
Impairment of investment in auction rate securities	6,561	2,477	—
Accretion on investments	—	(836)	(512)
Provision for (recovery on) doubtful accounts	5,045	(286)	(544)
Impairment of property and equipment	434	2,014	—
Increase (decrease) in other accounts receivable-related allowances	10,289	(11,354)	(24,035)
Other changes in operating assets and liabilities:			
Accounts receivable	17,461	15,678	141,182
Inventories	(8,294)	20,605	96,052
Prepaid expenses and other current assets	8,950	(2,252)	(2,578)
Other assets	1,860	4,985	(2,361)
Accounts payable	11,463	148	(27,609)
Accrued liabilities and deferred revenue	(11,398)	18,834	5,104
Long-term liabilities	3,785	2,768	(136)
Income taxes payable	155	(631)	(499)
Other	(3,140)	4,478	(226)
Net cash provided by (used in) operating activities	11,958	(15,432)	90,401
Investing activities:			
Purchases of property and equipment	(11,434)	(17,382)	(11,351)
Capitalization of product costs	(11,863)	(9,243)	(8,967)
Purchases of investments	—	(460,329)	(509,395)
Sales of investments	—	527,949	452,261
Net cash (used in) provided by investing activities	(23,297)	40,995	(77,452)
Financing activities:			
Proceeds from stock option exercises and employee stock purchase plans	624	2,836	4,059
Net cash paid for payroll taxes on restricted stock unit releases	(840)	(921)	—
Proceeds from release of restricted cash	—	—	150
Purchases of treasury stock	—	—	(37)
Borrowings on asset-backed line of credit	30,000	—	—
Repayment of asset-backed line of credit	(30,000)	—	—
Net cash (used in) provided by financing activities	(216)	1,915	4,172
Effect of exchange rate changes on cash	(2,804)	(1,332)	1,771
Net change in cash and cash equivalents for the period	(14,359)	26,146	18,892
Cash and cash equivalents at beginning of period	93,460	67,314	48,422
Cash and cash equivalents at end of period	$ 79,101	$ 93,460	$ 67,314
Supplemental Disclosures of Cash Flow Information			
Cash paid during year for:			
Interest expense	$ 247	$ —	$ —
Income taxes, net of refunds	(5,654)	3,727	4,321
Non-cash investing and financing activities:			
Temporary impairment loss / (reclass to other-than-temporary) on auction rate securities	$ (598)	$ 598	$ —
Assets acquired under capital lease	—	58	—

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1. Description of Business

LeapFrog Enterprises, Inc. (collectively, the "Company" or "LeapFrog" unless the context indicates otherwise) designs, develops and markets a family of innovative technology-based learning platforms and related proprietary content for children of all ages at home and in schools around the world. LeapFrog has developed a number of learning platforms that support a broad library of software titles covering important subjects including phonics, reading, writing, and math. In addition, LeapFrog has created a broad line of "stand-alone" educational products ("toys") that do not require the separate purchase of software and are generally targeted at young children—from infants to five year olds. In the United States, the Company's products are sold through retailers, distributors, directly to consumers at our web store and directly to schools. LeapFrog products are available in six languages (including Queen's English) and are sold in international markets, primarily through major global retailers.

Based on voting control, Leapfrog is a majority-owned subsidiary of Mollusk Holdings, LLC ("Mollusk"), an entity controlled by Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation.

2. Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements include the accounts of LeapFrog and its wholly owned subsidiaries organized in the United Kingdom, Canada, France, Mexico, Hong Kong and China. Inter-company accounts and transactions have been eliminated in consolidation.

Foreign Currencies

LeapFrog measures and records the assets, liabilities and operations of its foreign operations using the functional currency of the country in which the operations are located and utilizes the U.S. dollar as its reporting currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments resulting from this process are charged or credited to "accumulated other comprehensive income," an equity account. Foreign currency transaction gains and losses are included in income as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles that are generally accepted in the United States ("U.S. GAAP") requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult, and subjective judgments include the evaluation of our accounts receivable-related allowances for doubtful accounts, sales returns, product returns and promotional and cooperative advertising arrangements with customers, the valuation and nature of impairments of financial instruments, valuation and amortization of capitalized product costs, inventory valuation, the recognition, measurement and valuation of current and deferred income tax assets and liabilities, valuation of goodwill and stock-based compensation assumptions. These estimates involve the consideration of complex factors and require management to make judgments. The analysis of historical and future trends can require extended periods of time to resolve, and are subject to change from period to period. The actual results experienced may differ from management's estimates.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Revenue Recognition

The Company derives the majority of its revenue from sales of its technology-based learning products and related proprietary content. The Company recognizes revenue based on the criteria set forth in Staff Accounting Bulletin *"Revenue Recognition"* ("SAB 104"). Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. For online downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training has been performed. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales consist of gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions and other cooperative advertising arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

Allowances for Doubtful Accounts, Sales Returns, Defective Products, Discounts and Promotions

The Company reduces gross accounts receivable by an allowance for amounts it believes may become uncollectible. Determining the amounts that may become uncollectible requires judgment that may have a significant effect on the amounts reported in accounts receivable. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. The provision for uncollectible accounts is included in selling, general and administrative expense in the statements of operations.

The Company also provides estimated allowances against revenues and accounts receivable for sales returns, defective products, charge-backs, discounts and co-operative promotional agreements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information for existing products. For new products, the allowance is estimated for product returns on the basis of the specific terms for product returns of that product. The Company also considers its retailers current inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors. Accounts receivable are reported on the balance sheet net of all allowances that have been provided.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157 *"Fair Value Measurements,"* ("SFAS 157") with respect to its financial assets and liabilities ("financial instruments") only, pursuant to the guidance of FASB Staff Position No. FSP FAS 157-2, *"Effective Date of*

(In thousands, except per share data)

FASB Statement No. 157" ("FSP 157-2"), which was issued in February 2008. On October 10, 2008, the FASB issued Staff Position No. FSP FAS 157-3 *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,"* ("FSP 157-3"). The Company is currently following the guidance in FSP 157-3 as applicable.

In accordance with the provisions of SFAS 157, the fair values of the Company's financial instruments, consisting of short-term money market funds and long-term investments in auction rate securities ("ARS"), reflect the estimates of amounts that would be either received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Investments are considered impaired when their fair values decline below their carrying values. The Company employs a systematic methodology on a quarterly basis that considers available quantitative and qualitative evidence in evaluating investments for potential impairment. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, the duration of and the extent to which the fair value is less than cost and the Company's intent and ability to hold the investment. Further, the Company considers specific adverse conditions related to the financial health of and business outlook for the investees, rating agency actions, the overall financial health of the macro-economy and the financial markets, as well as the ability to liquidate the investments at par, given prevailing and anticipated circumstances. The Company retains qualified third parties to perform independent valuations of its ARS quarterly and considers these evaluations in its impairment evaluation process. Their reports supported conclusions reached by management as of December 31, 2008 and 2007.

The Company recognizes impairments to the carrying values of its financial instruments in accordance with the provisions of SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS 115"). Unrealized losses that are deemed to be temporary are recorded in "accumulated other comprehensive income," a component of stockholders' equity; losses deemed to be other-than-temporary are recorded in the statements of operations in "other, net." The characterization of losses as temporary or other-than-temporary requires management to make complex and subjective judgments, using currently available data as well as projections about the potential impact of possible future events and conditions, which judgments and projections are inherently uncertain.

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. The Company records inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to our products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. The Company's estimate of write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for the Company's products and anticipated product selling prices were less favorable than those projected by management, additional inventory write-downs would be required, resulting in a negative impact on the gross margin.

The Company monitors the estimates of inventory write-downs on a quarterly basis. When considered necessary, the Company makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of sales.

Capitalized Product Costs

The Company's capitalized product costs include third-party licensed content costs, consisting primarily of design, artwork, animation, layout, editing, voice, audio and software included in its learning products and third-party consulting and design costs related to the Company's website. The Company's website has an application designed specifically for use with certain of its products.

The Company capitalizes certain external costs related to the development of content for its learning products according to the guidance provided in Emerging Issues Task Force ("EITF") Issue No. 96-6, *"Accounting for Film and Software Costs Associated with Developing Entertainment and Educational Software Products"* and SFAS No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed"* ("SFAS 86"). Capitalized external costs generally relate to design, artwork, animation, layout, editing, voice, audio and software included in the learning products.

Such costs are capitalized once the technological feasibility of a product is established and costs are determined to be recoverable. For products where proven technology exists, such as with the Company's proprietary platforms, technological feasibility occurs early in the development cycle. Amortization of these costs begins when the products are initially released for sale and continues over a three-year life using the accelerated method referred to as the "sum of the years' digits." Capitalized content is included in property and equipment and the related amortization is included in cost of sales. The Company evaluates the future recoverability of capitalized amounts on a quarterly basis and recognizes write-downs of these amounts in the statements of operations as needed. Capitalized costs for products that are cancelled, abandoned or otherwise deemed impaired are charged to expense in the period of cancellation.

The Company capitalizes external website development costs ("website costs") in accordance with Emerging Issues Task Force ("EITF") No. 00-02, *"Accounting for Website Development Costs."* Website costs comprise primarily third-party costs related to developing applications that are an integral component of certain products the Company markets, as well as costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page. Website costs are amortized on a straight-line basis over two years. The Company evaluates the future recoverability of capitalized website costs on a quarterly basis and if an impairment loss is considered to have occurred during the period, records the loss in the statement of operations in the same period.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally three years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of equipment under capital leases is included in depreciation expense. Manufacturing tools used to produce the Company's products are included in property and equipment. These tools are generally depreciated over two years on a straight-line basis. The Company reviews its capitalized manufacturing tools quarterly to ensure that the related product line is still in production and that the estimated useful lives of the manufacturing tools are consistent with the Company's depreciation policy. Depreciation expense for manufacturing tools is included in cost of goods sold.

(In thousands, except per share data)

Goodwill

The Company tests its goodwill for impairment at least annually, and between annual tests if indicators of potential impairment exist in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). When evaluating goodwill for impairment, SFAS 142 requires a company to compare the fair value of the reporting unit(s) to which the goodwill is allocated, to the carrying value of the unit(s) to determine if there is an impairment loss. If the fair value of the reporting unit exceeds its carrying value, goodwill allocated to that unit is considered not impaired. Application of the goodwill impairment tests require significant judgment by management, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit and projections of future net cash flows, which projections are inherently uncertain.

The Company considers the results generated from using both of the approaches set forth in SFAS 142 to estimate the fair value of each relevant reporting unit as follows:

1. The market approach is used to develop indications of fair value. This approach uses market values and revenue multiples of other publicly traded companies engaged in the same or similar lines of business as ours.
2. The discounted cash flow ("DCF") methodology is used to develop an additional estimate of fair value. The DCF methodology recognizes that current value is premised on the expected receipt of future economic benefits. Indications of value are developed by discounting projected future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

The determination of whether goodwill is impaired involves numerous assumptions, estimates and the application of significant judgment. For the market approach, considerable judgment is required to select comparable companies and estimate the multiples of revenues implied by their market values. For the DCF approach, management must exercise judgment in selecting an appropriate discount rate and must also make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of the Company's products, which are inherently difficult to predict. This is especially true at times such as the present, when a significant portion of the Company's future net sales is expected to be generated not by the Company's mature products but by products introduced in 2008 and planned to be introduced in 2009.

The Company tested its goodwill as of December 31, 2008 and 2007. No goodwill impairment was identified for either period. However, future impairment tests may result in a charge to earnings if the Company experiences sales shortfalls, fails to reduce expenses or other events occur that would require the Company to reassess the assumptions used in determining fair value. Therefore, the potential exists for future write-downs of goodwill in connection with the annual impairment test.

Research and Development Costs

The Company accounts for its research and development costs in accordance with SFAS No.2, *"Accounting for Research and Development Costs"* ("SFAS 2"), SFAS 86 and related guidance. Internal and external costs incurred before a project reaches technological feasibility are expensed as incurred. External costs incurred after a project reaches technological feasibility are capitalized. Capitalized costs are amortized into cost of sales when the product is released to the market, generally using a three-year life and the "sum of the years' digits" method. Capitalized research and development costs are reviewed for future recoverability on a quarterly basis. Impairment losses are charged to cost of sales in the period in which they occur.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The Company's direct costs of advertising, in-store displays and promotion programs are expensed as incurred.

Under the Company's arrangements with certain of its customers, it reduces the net selling price of its products as an incentive (sales allowances) for the customers to independently promote LeapFrog products for resale. The Company accounts for the costs associated with these cooperative sales/advertising agreements in accordance with EITF No. 01-09 *"Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."* If the benefits LeapFrog receives from the customer in these cooperative arrangements are not specifically identifiable, the Company recognizes the costs as a direct reduction of revenue earned from the customer during the period, with a corresponding reduction in accounts receivable. In those cases where the benefits received from the customer are sufficiently separable and can be specifically identified, these costs are included as advertising expense during the fiscal period in which the advertisements are run.

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Peso. As a safeguard against financial exposure from potential adverse changes in currency exchange rates, the Company engages in a foreign exchange hedging program. The program utilizes foreign exchange forward contracts that generally settle within 30 to 60 days to enter into fair value hedges of foreign currency exposures of underlying non-functional currency assets and liabilities that are subject to re-measurement. The exposures are generated primarily through inter-company sales in foreign currencies and through U.S. Dollar-denominated sales by the Company's foreign affiliates. The hedging program is designed to reduce, but does not always eliminate, the impact of the re-measurement of balance sheet items due to movements of currency exchange rates.

LeapFrog does not use forward exchange hedging contracts for speculative or trading purposes. In accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* all forward contracts are carried on the balance sheet at fair value as assets or liabilities. The estimated fair values of forward contracts are based on quoted market prices for similar assets and liabilities. The corresponding gains and losses are recognized immediately in earnings as an offset to the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "other income (expense)" in the statements of operations.

The Company believes that the counterparties to these contracts, multinational commercial banks, are creditworthy; thus, the risks of counterparty nonperformance associated with these contracts are not considered to be significant. The Company updates its evaluation of the creditworthiness of its counterparties on a quarterly basis. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

Income Taxes

The Company accounts for income taxes in accordance with the requirements of SFAS No. 109, *"Accounting for Income Taxes,"* ("SFAS 109"). Deferred tax assets and liabilities are calculated based on differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company accrues for uncertain tax positions in accordance with FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes,"* ("FIN 48"). The

(In thousands, except per share data)

determination of the Company's income tax assets, liabilities and expense requires management to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates may result in increases or decreases in the tax provision or benefit in subsequent periods.

Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of many factors, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. The Company's tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Stock-Based Compensation

Pursuant to the Company's 2002 Equity Incentive Plan and its 2002 Non-Employee Directors' Stock Award Plan (collectively, the "Plans"), the Company issues stock options, restricted stock awards and restricted stock units to its employees, directors and occasionally to non-employee service providers, to purchase shares of the Company's Class A common stock. The Company accounts for stock-based compensation in accordance with the provisions of SFAS No. 123(R), *"Share-Based Compensation"* ("SFAS 123(R)"). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method.

The Company's management reviews and updates its estimates of the variables used to calculate grant date fair values of the awards quarterly and adjusts its valuation model as necessary.

Comprehensive Loss

Comprehensive loss is comprised of the Company's net loss, gains and losses on the translation of foreign currency denominated financial statements and temporary gains and losses on investments.

Recently Issued Accounting Standards

Recently Adopted Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, *"Fair Value Measurements"* with respect to its financial assets and liabilities only, pursuant to the guidance of FASB Staff Position No. FSP FAS 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP 157-2"), which was issued in February 2008. On October 10, 2008, the FASB issued Staff Position No. FSP FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"* ("FSP 157-3"). This pronouncement provides more detailed guidance on issues such as evaluating when the inputs used to calculate fair value for an instrument should be considered observable or unobservable and the use of valuation techniques such as the discounted cash flow approach or reference to broker quotes in an inactive market. The Company is currently following the guidance in FSP 157-3 as applicable.

(In thousands, except per share data)

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115"* ("SFAS 159"). SFAS 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option is elected will be recognized in net earnings at each subsequent reporting date. The adoption of SFAS 159 in 2008 did not have an effect on the Company's consolidated financial statements during 2008 as the Company did not elect the fair value option.

Recent Accounting Pronouncements Not Yet Adopted

In April 2008, the FASB issued FSP FAS No. 142-3, "*Determination of the Useful Life of Intangible Assets*" ("FSP 142-3") which amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP 142-3 requires a consistent approach between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of an asset under SFAS No. 141(R). The FSP also requires enhanced disclosures when an intangible asset's expected future cash flows are affected by an entity's intent and/or ability to renew or extend the arrangement. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and is applied prospectively. Early adoption is prohibited. The Company does not expect the adoption of FSP No.142-3 to have a material impact on its consolidated results of operations or financial condition.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities—An Amendment to SFAS 133"* ("SFAS 161"). SFAS 161 does not change current derivative and hedge accounting practices; rather it is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of the derivative instruments on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS No. 161 to have a material impact on its financial statements.

In February 2008, the FASB issued FASB Staff Position No. FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which provides for a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are already recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the potential impact of FSP 157-2 on its financial statements.

(In thousands, except per share data)

3. Fair Value of Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments, which include short-term money market funds, foreign exchange forward contracts and long-term investments in auction rate securities ("ARS") are presented in the table below for the periods ended December 31, 2008 and 2007.

		Estimated Fair Value Measurements		
	Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2008:				
Financial Assets:				
Money market funds	$53,502	$53,502	$—	$ —
Forward currency contracts	540	—	540	—
Long-term investments	4,962	—	—	4,962
Total financial assets	$59,004	$53,502	$540	$ 4,962
December 31, 2007:				
Financial Assets:				
Money market funds	$53,151	$53,151	$—	$ —
Long-term investments	10,925	—	—	10,925
Total financial assets	$64,076	$53,151	$—	$10,925
Financial Liabilities:				
Forward currency contracts	$ 192	$ —	$192	$ —

In accordance with SFAS No. 157, in measuring fair value, the Company applies a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels are as follows:

- Level 1 assets comprise cash and money market funds with original maturities of three months or less. Level 1 assets are considered highly liquid and are stated at cost, which approximates market value.
- Level 2 assets and/or liabilities comprise outstanding foreign exchange forward contracts which the Company uses to hedge its exposure to certain foreign currencies, including the British Pound, Canadian Dollar, Euro and Mexican Peso. The Company's outstanding foreign exchange forward contracts, all with maturities of approximately one month, had notional values of $21,890 and $34,785 at December 31, 2008 and 2007, respectively. The fair market values of these instruments at December 31, 2008 and 2007 were $540 and $(192), respectively. At December 31, 2008 and 2007, the fair value of these contracts was recorded in prepaid expenses and other current assets and in accrued liabilities and deferred revenue, respectively.
- Level 3 assets consist of the Company's investment in ARS. The uncertainties in the credit and financial markets regarding these securities since the fourth quarter of 2007 have prevented the Company from liquidating its holdings of ARS in auctions of these securities held throughout 2008, as the amount of securities submitted for sale exceeded the amount of purchase orders. As there has been no market for these securities since the fourth quarter of 2007, they have been classified as Level 3 assets. At December 31, 2008 and 2007, the Company used various significant unobservable inputs, including its

(In thousands, except per share data)

assessment of independent valuations performed as of January 31, 2008 and 2007 to value its investment in ARS. In accordance with the provisions of Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS 115"), all declines in the value of the ARS investment have been recorded as other-than-temporary impairment losses in the statements of operations in "other income (expense)."

For the fiscal years ended December 31, 2008 and 2007, the Company accounted for losses incurred on its ARS investments as shown below:

	Long-term Investments (Balance Sheet)	Accumulated Other Comprehensive Income ** (Balance Sheet)	Accumulated Losses on Investments (Statements of Operations)
Balance at December 31, 2006	$ —	$ —	$ —
Purchases of auction rate securities in 2007	14,000	—	
Unrealized losses for year—other-than-temporary	(2,477)	—	(2,477)
Unrealized losses—temporary	(598)	(598)	—
Balance at December 31, 2007	10,925	(598)	(2,477)
Unrealized losses for year—other-than-temporary	(5,963)	—	(5,963)
Temporary loss transferred to other-than-temporary	—	598	(598)
Balance at December 31, 2008	$ 4,962	$ —	$(9,038)

** Portion of the balance in "accumulated other comprehensive income" relating to temporary losses only.

The impairment losses recorded in 2008 include $598 of losses that had previously been accounted for as temporary at December 31, 2007 and recorded in "accumulated other comprehensive income (loss)" at that date. The loss of $598 was charged as an other-than-temporary loss to the statement of operations in the second quarter of 2008 as credit market conditions throughout the first half of 2008 worsened. The Company has accounted for all losses incurred in 2008 as other-than-temporary in the statement of operations.

Given the continuing turmoil in the credit markets, it is possible the fair values of these investments may continue to decline. The Company will continue to evaluate and monitor the carrying value of its investment in ARS in light of changing economic circumstances and will adjust the carrying values as necessary.

4. Inventories

The Company's inventories, stated on a first-in, first-out basis at the lower of cost or market as of December 31, 2008 and 2007 were as follows:

	December 31, 2008	December 31, 2007
Raw materials	$ 5,521	$ 2,358
Work in process	1,621	4,663
Finished goods	51,054	45,394
Total	$58,196	$52,415

(In thousands, except per share data)

During 2008 the Company recorded net sales of $6,139 on $4,899 of inventory written down in 2007. As of December 31, 2008 the Company recorded new write-downs of $7,058, of which approximately $5,123 related to inventory on hand at December 31, 2007. During 2007, the Company recorded net sales of $12,000 on $8,173 of inventory written down in 2006. At December 31, 2007, new write-downs of $12,770 were established, of which approximately $7,147 related to inventory on hand at December 31, 2006.

At December 31, 2008 and 2007, LeapFrog accrued liabilities for cancelled purchase orders totaling $751and $1,426, respectively. The inventories related to these purchase orders are returned to the Company and recorded either in raw materials or work in process.

5. Capitalized Product Costs

The Company's capitalized product costs include third-party licensed content costs, consisting primarily of design, artwork, animation, layout, editing, voice, audio and software included in its learning products and third-party consulting and design costs related to the Company's website. The Company's website has an application designed specifically for use with certain of its products.

	December 31,	
	2008	2007
Content costs	$ 23,502	$ 32,773
Website development costs	13,998	11,156
Less: accumulated amortization	(21,273)	(29,528)
Total	$ 16,227	$ 14,401

The amortization expense related to content is charged to cost of sales in the statement of operations and totaled $8,674, $5,840 and $3,786 for the three years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense related to website development is charged to selling, general and administrative expenses and totaled $1,333, $885 and $1,045 for the three years ended December 31, 2008, 2007 and 2006, respectively.

The Company performs a quarterly impairment evaluation of capitalized product development costs. The Company's evaluation in 2008 and 2007 identified capitalized costs related to several platforms that had recently been retired or discontinued. Accordingly, the Company accelerated the amortization of these costs, resulting in an increase in cost of sales in the United States reporting unit of $2,197, $1,716 and $0 in 2008, 2007 and 2006, respectively.

6. Property and Equipment

As of December 31, 2008 and 2007, property and equipment consisted of the following:

	December 31,	
	2008	2007
Tooling, cards, dies and plates	$ 17,331	$ 18,883
Computers and software	38,515	39,115
Equipment, furniture and fixtures	5,399	9,449
Leasehold improvements	6,179	5,335
	67,424	72,782
Less: accumulated depreciation	(47,813)	(53,166)
Total	$ 19,611	$ 19,616

(In thousands, except per share data)

Property and equipment is depreciated on a straight-line basis over a period of two to three years. Depreciation expense for tooling cards, dies and plates and manufacturing equipment is charged to cost of sales in the statement of operations as the expense relates directly to the product manufacturing process. The expense charged to cost of sales was $2,486, $4,307 and $4,286 for the three years ended December 31, 2008, 2007 and 2006, respectively. During the years ended December 31, 2008 and 2007, the Company retired fully depreciated tooling cards, dies and plates with a cost of $7,524 and $13,310, respectively. There were no write-offs of tooling-related assets during the year ended December 31, 2006.

Depreciation expense related to the remainder of property and equipment is charged to selling, general and administrative expense in the statements of operations. The expense charged to selling, general and administrative expense was $7,631, $7,158 and $7,167 for the three years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008 and 2007 equipment, furniture and fixtures included $33 and $321, respectively, of assets acquired under capital leases. The accumulated depreciation on these assets was $288 and $411 at December 31, 2008 and 2007, respectively. The related capital lease obligation is reflected on the balance sheet in accrued liabilities and deferred revenue.

7. Goodwill

The Company's goodwill is related to its 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our 1998 acquisition of substantially all the assets of Explore Technologies. All of the goodwill is allocated to the Company's United States reporting unit pursuant to SFAS 141. The Company tests goodwill for impairment at least annually in accordance with SFAS 142.

The Company performed both the SFAS 142 Step One analysis and a comparison of the Company's total fair value to its market capitalization as of December 31, 2008 and 2007 and concluded that, based on the results of its tests, its goodwill of $19.5 million had not been impaired as of either of those dates.

8. Accrued Liabilities and Deferred Revenue

The Company's accrued liabilities and deferred revenue as of December 31, 2008 and 2007 were as follows:

	December 31,	
	2008	2007
Advertising and promotion	$11,054	$ 8,877
Royalties payable	9,037	8,114
Employee-related expenses	8,455	14,467
Accrued inventory, manufacturing and warehousing	3,945	3,295
Deferred revenue	1,828	1,958
One-time termination benefits	1,401	—
Marketing, consulting and web-related	2,642	9,647
Facilities-related closure costs	534	—
Legal fees and settlement costs	282	7,915
Capital lease obligation	21	26
Other	5,397	3,292
Total	$44,596	$57,591

(In thousands, except per share data)

During the fourth quarter of 2008, LeapFrog implemented a company-wide reduction in force that affected 70 employees, approximately 10% of the global workforce as of the date of the reduction in force. The Company ceased using its school-related facility in Austin, Texas related to its former School segment and one of four suites in its Emeryville, California headquarters as of November 30, 2008, and vacated both office sites. The associated costs were accounted for in accordance with SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146").

In accordance with the guidelines of SFAS 146, the liabilities for both the one-time termination benefits and the facilities-related cease-use costs were recorded at fair value. Fair value for the one-time termination benefits equaled the stated value of the benefits. The fair values of future lease expenses were calculated based on the net of the remaining contractual lease rental payments reduced by estimated sublease rentals that management believes could be reasonably obtained for the facilities, discounted to present value using the Company's credit-adjusted risk-free rate, and then offset by deferred rent credits. The credit-adjusted risk-free rate used in the calculation was 5.37%. The total restructuring expenses of $3,770 recorded in 2008 in selling, general and administrative expenses consisted of $1,401 in employee termination benefits and $2,369 in facility closure costs. At December 31, 2008, the related liabilities totaled $3,664, of which $1,935 was classified as short term and the remaining $1,729 was classified as long term. The Company will evaluate the carrying value of the liabilities as required by SFAS 146 on an annual basis, or more frequently if circumstances warrant doing so, and adjust the fair value liabilities as needed.

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and trade names throughout specified geographic territories. Royalty payments are typically calculated as a percentage of the unit product selling price. Royalty expense is recorded when the products are shipped to a customer, and is reported under cost of sales in the statements of operations. The total amount of royalty expense related to these license agreements was $19,315, $21,768, and $14,839, for 2008, 2007 and 2006, respectively. LeapFrog recorded $9,037 and $8,114 in the liability for accrued royalties at December 31, 2008 and 2007, respectively.

9. Related Party Transactions

Since 2004, the Company has been a majority-owned subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, the Chief Executive Officer of Oracle Corporation. In 2008 and 2007, the Company purchased software products and support services from Oracle Corporation on terms the Company believes are comparable to those it would obtain in an arm's-length agreement totaling $1,095 and $481, respectively. As of December 31, 2008, Mr. Ellison may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16.2 million shares of our Class B common stock, which represents approximately 52.4% of the combined voting power of our Class A common stock and Class B common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management."

In 2008 and 2007, the Company paid Pillar Data Systems, Inc. a total of $261 and $337, respectively, in arm's-length transactions for equipment fees. Lawrence J. Ellison is the majority stockholder of Pillar Data Systems, Inc.

We are involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between LeapFrog and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. We are claiming a $635 refund of amounts we previously paid under the agreement, while Mounte LLC is claiming we owe it an additional payment

(In thousands, except per share data)

of approximately $1,200. Mounte LLC is indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who beneficially own a majority of our voting shares. The parties are awaiting the results of a California state audit of Mounte LLC before proceeding with discussions. The Company does not expect the settlement of this dispute to have a material effect on its financial statements.

10. Borrowings Under Credit Agreements

In November 2005, the Company entered into a $75,000 asset-based revolving credit facility with Bank of America. In May 2008, the Company, certain banks, financial institutions and other institutional lenders and Bank of America entered into Amendment No. 1 (the "Amendment") to the original credit facility agreement ("Agreement"), increasing the maximum borrowing availability on the credit line from $75,000 to $100,000. The Company granted security interests in substantially all of its assets as collateral for the loans under the credit facility agreement, as amended. The borrowing availability on the line varies according to the levels of the Company's eligible accounts receivable, eligible inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Availability under this agreement was $28,165 as of December 31, 2008. The termination date of the agreement and the maturity date for any outstanding loans under the facility is November 8, 2010. Bank of America is committed to lend up to 75% of the total borrowing and Wachovia Capital Finance Corporation is committed to lend the remaining 25%. The interest rate for the Company's revolving credit facility is, at its election, the Bank of America prime rate (or base rate) or a LIBOR rate defined in the credit agreement, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average monthly usage and the type of loan.

Among other customary covenants, the Agreement contains a fixed charge coverage ratio covenant. The Company is required to maintain a ratio of EBITDA to fixed charges, as defined in the Agreement, of at least 1.0 to 1.0 when the covenant is required to be tested. The ratio is measured only if certain borrowing-availability thresholds are not met. The Company expects to meet or exceed these borrowing-availability thresholds and be in compliance with all related requirements in 2009. The Agreement also contains customary events of default and prohibits the payment of cash dividends on the Company's common stock. If an event of default occurs, the lenders may terminate their commitments, declare all borrowings under the credit facility as due immediately and foreclose on the collateral. As of December 31, 2008, the Company was in compliance with all of its covenants under the Agreement.

The Company borrowed $30,000 under this line on October 1, 2008. The borrowing was repaid in full by December 15, 2008. Total interest expense on the borrowing was $247 during 2008 as compared to $0 in 2007. There were no borrowings outstanding under this agreement at December 31, 2008.

11. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, foreign exchange transactions, long-term investments and trade receivables. Cash and cash equivalents consist principally of cash and money market funds. Long-term investments consist of auction rate securities, which are presently illiquid and have experienced significant impairment losses since the fourth quarter of 2007 due to the adverse credit and financial markets conditions which have prevailed since then. The carrying value of the Company's investment in auction rate securities has declined 65% from its original book value, or par, as of December 31, 2008. The adverse economic conditions are expected to continue into 2009 and further impairment losses may be incurred. Foreign exchange transactions consist primarily of short-term foreign currency transactions with highly rated financial institutions.

(In thousands, except per share data)

LeapFrog manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition; generally, collateral is not required. Allowances for credit losses are provided for in the consolidated financial statements at the time of sale. Three major retailers account for 66% and 62% of total accounts receivable at December 31, 2008 and 2007, respectively. Should any of the three retailers experience difficulties paying their debts to LeapFrog, this could have a significant negative impact on the Company's statement of operations and cash flows.

Seasonality of Sales

Sales of LeapFrog's products have historically been highly seasonal with a significant majority of the sales occurring during the third and fourth quarters. Failure to accurately predict and respond to consumer demand may cause LeapFrog to produce excess inventory, which could adversely affect operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet retail demand, which could adversely impact LeapFrog's relations with its customers.

Manufacturing Vendor Concentration

LeapFrog's manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of its products. The Company believes that its outsourcing strategy enhances the scalability of the manufacturing process. Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. LeapFrog uses contract manufacturers located in Asia, primarily in China to build its finished products. Given the highly seasonal nature of its business, any unusual delays or quality control problems could have a material adverse effect on LeapFrog's operating results and financial condition. LeapFrog's top three vendors supplied a total of 49%, 52% and 72% of LeapFrog's products in 2008, 2007 and 2006, respectively. In 2008, our largest individual vendor, Askey Computer Corporation, located in China, supplied 20% of LeapFrog's products. In 2007 and 2006, Jetta Company Limited or Jetta, located in China, supplied 24% and 51%, respectively. The Company expects to continue to use a limited number of contract manufacturers and fabricators.

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of our gross sales. For the last three fiscal years, the Company's top three customers have been Target, Toys "R" Us and Wal-Mart. The relative percentage of gross sales to the top three customers to total Company sales were as follows for the three years shown below:

	Years Ending December 31,		
	2008	2007	2006
Wal-Mart	25%	21%	26%
Target	18%	20%	20%
Toys "R" Us	17%	13%	16%
Total	60%	54%	62%

Wal-Mart, Target and Toys "R" Us accounted for 36%, 12% and 17% of total gross accounts receivable at December 31, 2008, respectively as compared to 33%, 12% and 17%, respectively at December 31, 2007.

(In thousands, except per share data)

12. Income Taxes

The Company accounts for income taxes in accordance with the requirements of SFAS 109 and FIN 48. The Company's loss before taxes included the following components:

	Years Ending December 31,		
	2008	2007	2006
United States	$(63,411)	$(116,590)	$ (83,630)
Foreign	(2,971)	18,998	(34,851)
Total	$(66,382)	$ (97,592)	$(118,481)

The components of the provision for (benefit from) income taxes were as follows:

	Years Ending December 31,		
	2008	2007	2006
Current:			
Federal	$ (774)	$ —	$ —
State	83	—	—
Foreign	1,108	3,198	(172)
Total current	417	3,198	(172)
Deferred:			
Federal	$ 854	$ 411	$19,659
State	43	63	5,969
Foreign	(874)	(2,197)	1,155
Total deferred	23	(1,723)	26,783
Non-current:			
Federal	$ 402	$ 346	$ —
State	157	519	—
Foreign	875	1,383	—
Total non-current	1,434	2,248	—
Grand total	$1,874	$ 3,723	$26,611

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% were as follows:

	Years Ending December 31,		
	2008	2007	2006
Income tax (benefit) at the statutory rate	$(23,234)	$(34,157)	$(41,469)
State income taxes	283	582	5,969
Foreign operations	588	(5,648)	13,181
Tax exempt interest	—	—	(177)
Interest and penalties	1,288	932	—
Nondeductible items	1,534	164	279
Research and development credits	(600)	(505)	(1,209)
IRS refunds	(1,918)	—	—
Other	1,965	1,625	458
Less: valuation allowance	21,968	40,730	49,579
Income tax provision	$ 1,874	$ 3,723	$ 26,611

(In thousands, except per share data)

State income tax expense above included a valuation allowance of $3,220, $6,580 and $10,854 for 2008, 2007 and 2006, respectively. State income tax expense also included interest and penalties of $157, $124 and $28 for 2007, 2006 and 2005, respectively. Total income tax expense of $26,611 in 2006 includes $24,993 related to establishing the valuation allowance in 2006.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $19.4 million at December 31, 2008. The earnings are considered to be permanently reinvested and, accordingly, no deferred United States income taxes have been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would not be subject to U.S. income tax due as any tax liability generated would be offset by net operating loss carryforwards.

The components of the Company's deferred taxes are as follows:

	December 31,	
	2008	2007
Deferred tax assets:		
NOL and credits carryover	$ 88,709	$ 76,120
Inventory and other reserves	16,424	11,550
Depreciation and amortization	7,644	4,359
Other	18,058	13,080
Less: valuation allowance	(127,083)	(101,491)
Total deferred tax assets	$ 3,752	$ 3,618
Deferred tax liabilities:		
Goodwill and tax depreciation	2,637	1,815
Total deferred tax liabilities	$ 2,637	$ 1,815

Starting in 2006, the Company recorded a non-cash charge to establish a valuation allowance against its gross domestic deferred tax assets. The amount represents 100% of the domestic deferred tax assets as set out in the table below.

	December 31,	
	2008	2007
Current deferred tax asset	$ 18,627	$ 12,034
Less: valuation allowance	(18,627)	(12,034)
Net total	$ —	$ —
Non-current deferred tax asset	$ 108,457	$ 89,457
Less: valuation allowance	(108,457)	(89,457)
Net total	$ —	$ —

The valuation allowance is calculated in accordance with the provisions of SFAS 109, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. The Company's domestic net operating losses for the most recent three-year period, the additional net operating losses in 2008 and changes in its business strategy increased the uncertainty that the level of future profitability needed to record the deferred assets would be achieved and represented sufficient negative evidence to require a

(In thousands, except per share data)

valuation allowance under the provisions of SFAS 109. The valuation allowance in both 2008 and 2007 includes $8,503 related to excess tax benefits of stock option deductions prior to the adoption of SFAS 123(R). The benefits will increase additional paid-in capital when realized. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should the Company determine that it would be able to realize all or part of its deferred tax asset in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of the Company's domestic deferred tax assets generally have 10 to 20 years until expiration or indefinite lives.

As of December 31, 2008, the Company had federal net operating loss carryforwards of $203,582, which will expire in 2025 through 2028. State net operating loss carryforwards totaling $203,653 as of December 31, 2008, will expire in years 2009 through 2030. In addition, the Company had $2,215 related to excess tax benefits of stock option deductions which are not included in the net operating loss carrforward amounts above since they have not met the realization criteria of SFAS 123(R). The tax benefits from these deductions will increase additional paid-in capital when realized. As of December 31, 2008, the Company also had federal and California research and development credit carryforwards of $2,633 and $5,601, respectively. The federal research carryforwards will expire beginning in 2024, while the California research credits can be carried forward indefinitely. In addition, the Company has $3,550 in federal foreign tax credits that will expire beginning in 2018.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company recognized an approximate increase of $7,284 in the liability for unrecognized tax benefits as of January 1, 2007. Of this amount, $635 was accounted for as an increase in the January 1, 2007 balance of accumulated deficit. The remaining amount decreased tax loss carryforwards in the United States, which are fully offset by a valuation allowance.

The changes in the balance of gross unrecognized tax benefits, including related interest and penalties, during the years ended December 31, 2008 and 2007 are set out in the following table:

	December 31,	
	2008	2007
Balance at beginning of year	$30,727	$26,148
Gross increase—tax positions taken during a prior period	1,365	2,485
Gross decrease—tax provisions taken during a prior period	(3,591)	—
Tax positions taken during the current period	1,415	2,154
Decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(925)	(60)
Balance at end of year	$28,991	$30,727

The balances of gross unrecognized tax benefits at December 31, 2008 and 2007 are $28,991 and $30,727 respectively, of which $15,769 and $15,409 would affect our effective tax rate if recognized. The balances of unrecognized tax benefits at December 31, 2007 have been revised for 2008 presentation to exclude related interest and penalties.

We recognize interest and penalties related to uncertain tax positions in income tax expense. Income tax expense for the years ended December 31, 2008, 2007 and 2006 includes $1,821, $1,091 and $826, respectively, of interest and penalties. As of December 31, 2008 and 2007 we had approximately $4,964 and $3,143, respectively, of accrued interest and penalties related to uncertain tax positions.

(In thousands, except per share data)

The Company is monitoring the statutes of limitation for the assessment and collection of income taxes. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits in the future could decrease by up to $6,399 related to its foreign operations over the course of the next twelve months due to expiring statutes of limitations. Of this amount, up to $4,220 could be recognized as a tax benefit and affect the effective tax rate.

Open and Resolved Tax Matters

The Company files income tax returns in the U.S. federal, various states and foreign jurisdictions. The Company has substantially concluded all U.S. federal and state income tax matters through 1999. During the quarter ended June 30, 2008, the Internal Revenue Service ("IRS") completed its audit of the Company's research and development carryback claims for the period of 2001-2003. As a result of the settlement, the Company received a $5,238 refund from the IRS in July 2008 and recognized $925 of previously unrecognized tax benefit. The total 2008 tax benefit attributable to this refund was $1,918, including interest paid by the IRS.

The United Kingdom's taxing authority completed its review of the 2004 and 2005 tax years and issued "no change" notices for both years. The state of California ("state") has notified the Company of a pending examination related to its research and experimentation credits claimed for the tax years 2001, 2002 and 2003; however, the Company has not been notified when the audit will commence. The outcome of the state audit is not yet determinable.

With respect to open matters, the outcomes are not yet determinable. However, management does not anticipate that any adjustments would result in a material change to the Company's results of operations, financial conditions or liquidity.

13. Employee Benefit Plan

LeapFrog sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. Effective September 1, 2005, the 401(k) plan provides that employees may defer up to 100% of their annual compensation, not to exceed the IRS maximum contribution limit. LeapFrog will match 50% of employee contributions up to the lesser of $2 or 6% of the participant's compensation per plan year. Matching contributions vest over three years. During 2008, 2007 and 2006, the Company recorded total compensation expense of $799, $592 and $829, respectively, related to the defined contribution plan.

14. Stock-Based Compensation

Pursuant to the Company's 2002 Equity Incentive Plan and its 2002 Non-Employee Directors' Stock Award Plan, (collectively, the "Plans"), the Company issues stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs") to its employees, directors and occasionally to non-employee service providers, to purchase shares of the Company's Class A common stock. The maximum term of the stock-based awards is 10 years. The required vesting period is generally four years. Effective February 28, 2007, the Company terminated its performance share program after conducting a full review of the total compensation components for key executives. There were no performance shares outstanding at December 31, 2008 and 2007. The Company also has an employee stock purchase plan ("ESPP") which is authorized under the Plans.

On June 5, 2008, the stockholders of the Company approved a stock option exchange program, as described in the Company's definitive proxy statement for its 2008 Annual Meeting of Stockholders, filed with the SEC on April 21, 2008. Under the option exchange program ("Program") the Company offered to exchange, for new lower-priced options, certain outstanding options previously granted under the Company's Plans and under two special

(In thousands, except per share data)

inducement grants awarded to the Company's Chief Executive Officer outside of the Company's Plans upon his joining the Company. Option holders eligible to participate in the Program tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 4,936 shares of the Company's Class A common stock, and issued stock options to purchase 3,669 shares of the Company's Class A common stock in exchange. In accordance with the terms of the Program, the number of shares subject to each new option grant was determined using an exchange ratio designed to result in the fair value of the new option grant (at the time of grant) being equal to the fair value of the eligible option grant tendered for exchange (at the time immediately prior to cancellation of the eligible option). Accordingly, the Company did not incur any additional stock-based compensation expense related to the Program.

The Company is authorized to issue up to a total of 24,000 shares of Class A common stock for any of the types of awards authorized under the Plans. At December 31, 2008 the remaining available for future grants was 4,866 for stock-based awards and 1,433 for the ESPP.

The Company accounts for stock-based compensation in accordance with the provisions of SFAS 123(R) as follows:

Stock Options:

- The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes-Merton option-pricing model ("valuation model"). The total grant date fair value is recognized over the vesting period of the options on a straight-line basis.
- The assumptions underlying the calculation of grant date fair value of the stock options comprise:
    - The weighted-average assumptions for the expected life and the expected stock price volatility over the expected life used in the model require the exercise of judgment. The expected life of the options represent the period of time the options are expected to be outstanding. The Company calculates expected life based on the guidance provided in the SEC Staff Accounting Bulletin ("SAB") No. 107—"*Share-Based Payment*" as the Company does not yet have sufficient historical data on exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
    - Expected stock price volatility is based on a consideration of our stock's historical and implied volatilities. The risk-free interest rate used in the model is based on the United States Treasury yield curve in effect at the time of grant with a term equal to the expected life of the option. The Company calculates employee stock-based compensation expense based on awards ultimately expected to vest and reduces compensation expense as necessary for estimated forfeitures. Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms. LeapFrog management reviews and updates its estimates of expected life, volatility and forfeiture rates quarterly and adjusts the valuation model as necessary.
    - The risk-free interest rate is based on the yield of the treasury security at grant date with a maturity closest to the expected term of the stock option.
    - The dividend yield is zero as the Company does not pay dividends.

Form 10-K

(In thousands, except per share data)

RSUs and RSAs:

RSAs and RSUs are payable in shares of the Company's Class A common stock. The fair value of these stock-based awards is equal to the closing market price of our stock on the trading day immediately prior to the date of grant. The grant date fair value is recognized on a straight-line basis in compensation expense over the vesting period of these stock-based awards, which is generally four years.

Non-Employee Stock-Based Awards:

Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms.

The Company calculates employee stock-based compensation expense based on awards ultimately expected to vest and reduces compensation expense as necessary for estimated forfeitures. Stock-based compensation expense is a non-cash charge to employee compensation expense and a credit to additional paid-in capital.

The following table summarizes stock-based compensation expense charged to selling, general and administrative ("SG&A") and research and development ("R&D") expense for the three years ended December 31, 2008, 2007 and 2006.

	Years Ending December 31,		
	2008	2007	2006
SG&A:			
Stock options	$ 7,069	$6,510	$3,350
RSUs/RSAs	2,400	1,795	1,345
Total SG&A	9,469	8,305	4,695
R&D:			
Stock options	721	604	1,659
RSUs/RSAs	821	602	949
Total R&D	1,542	1,206	2,608
Total expense	$11,011	$9,511	$7,303

The table below shows the weighted-average total fair value of all awards granted and the weighted-average assumptions used to calculate grant date fair value for the three years ended December, 31, 2008, 2007 and 2006.

	2008	2007	2006
Estimate of fair value for total awards granted	$ 50,336 (1)	$ 6,660	$ 22,692
Expected life in years	6.25	6.25	6.25
Expected volatility	40% – 45%	40%	40%
Risk-free interest rate	1.75% – 3.64%	3.64% – 5.05%	4.54% – 5.07%
Dividend yield rate	0%	0%	0%

(1) Fair value in 2008 includes $33,433 for options granted in June 2008 pursuant to the stock option exchange program

Prior to July 1, 2008 the weighted-average expected volatility for the Company's stock awards was calculated based on the weighted average of three stock market factors: the price volatility of LeapFrog's common shares, LeapFrog's implied volatility as indicated by our publicly traded long-term options, Long-Term

(In thousands, except per share data)

Equity Anticipations Securities ("LEAPS"), with expiration dates as far as three years in the future, and competitor volatility. At June 30, 2008, management believed it now had sufficient historical financial market data to calculate volatility based on LeapFrog market data only. As of July 1, 2008, competitor volatility was dropped from the estimate and expected volatility was increased from 40% to 45%, based on management's evaluation of all the relevant factors.

For all three fiscal years, the calculation of the expected life of the awards was based on a simplified calculation of expected life as explained in SAB 107 and SAB 110, as management did not believe it had sufficient reliable historical data about employee exercise behavior to calculate the expected term due to reductions in force.

The risk-free interest rate used in the model is based on the United States Treasury yield curve in effect at the time of grant with a term equal to the expected life of the option.

The Company reflects the impact of forfeitures for stock options in expense only when they actually occur based on analyses showing that almost all stock options vest on a monthly basis. With regard to restricted stock units, a forfeiture assumption of approximately 20% is currently being used. A zero forfeiture rate is used for restricted stock awards. These assumptions reflect historical and expected future forfeiture rates.

Stock-based compensation expense related to RSUs and RSAs is calculated based on the market price of LeapFrog's common stock on the grant date. The total market value of restricted stock unit and stock awards granted in 2008, 2007 and 2006 as measured on the grant date was $2,666, $5,465 and $6,637 in 2008, 2007 and 2006, respectively.

For the years ended December 31, 2008, 2007 and 2006, stock option exercises, net of income taxes paid by the Company on restricted stock unit releases, used $216 in cash in 2008, while in 2007 and 2006 this activity provided $1,915 and $4,059 in cash proceeds, respectively.

The activity in the Company's stock option plan for the years ended December 31, 2008 and 2007 was as follows:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2006	**9,130**	**$14.23**		
Grants	1,733	8.34		
Exercises	(212)	9.99		
Retired or forfeited	(1,558)	16.48		
Outstanding at December 31, 2007	**9,093**	**12.92**	**8.00**	**$—**
Grants	4,973	10.12		
Exercises	(77)	5.34		
Retired or forfeited	(5,870)	13.36		
Outstanding at December 31, 2008	**8,119**	**$10.96**	**7.55**	**$—**
Vested and exercisable at December 31, 2008	2,180	$13.66	6.53	$—
Vested and exercisable at December 31, 2007	4,164	$15.32	6.99	$—

(In thousands, except per share data)

Stock options outstanding that are expected to vest are shown net of estimated future option forfeitures. The price of a share of the Company's Class A common stock was $3.50 and $6.37 as of December 31, 2008 and 2007, respectively. During 2008, options to purchase 2.8 million shares of Class A common stock with an intrinsic value of zero were fully vested. As of December 31, 2008, there was a total of $27,015 of unrecognized compensation cost related to stock options granted under the Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.94 years.

The activity in the Company's restricted stock units and restricted stock awards for the years ended December 31, 2008 and 2007 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2006	**1,092**	**$10.59**
Grants	653	8.37
Vested	(276)	10.20
Retired or forfeited	(352)	10.83
Nonvested at December 31, 2007	**1,117**	**9.31**
Grants	319	8.37
Vested	(286)	10.14
Retired or forfeited	(232)	9.33
Nonvested at December 31, 2008	**918**	**$ 8.72**
Vested and deferred at December 31, 2008	85	$10.78

As of December 31, 2008, there was a total of $2,059 of unrecognized compensation cost related to restricted stock units and awards granted under the Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.47 years.

The table below shows information by range of exercise prices for the Company's outstanding stock options as of December 31, 2008.

	Outstanding at December 31, 2008			Exercisable at December 31, 2008	
Range of Exercise Prices	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life in Years**	**Number of Shares**	**Weighted Average Exercise Price**
$ 3.99 – $8.91	1,479	$ 6.98	8.07	568	$ 6.58
$ 9.14 – $9.14	2,231	9.14	7.09	—	—
$ 9.33 – $10.55	1,645	9.46	8.52	547	9.65
$ 10.56 – $14.79	1,971	12.39	7.45	464	11.71
$ 15.17 – $29.30	793	23.05	6.14	601	25.52
Total	8,119	$10.96	7.55	2,180	$13.66

(In thousands, except per share data)

15. Derivative Financial Instruments

At December 31, 2008 and 2007, the Company had outstanding foreign exchange forward contracts with notional values of $21,890 and $34,785, respectively. The gains and losses on these instruments are recorded in "other income(expense), net" in the statements of operations. Gains and losses from foreign exchange forward contracts, net of gains and losses on the underlying transactions denominated in foreign currency for the years ended December 31, 2008, 2007 and 2006 are shown in the table below.

	Years Ending December 31,		
	2008	2007	2006
Gains (losses) on foreign currency forward contracts	$ 874	$(2,967)	$(3,872)
Gains (losses) on underlying transactions denominated in foreign currency	(2,092)	2,964	2,812
Net losses	$(1,218)	$ (3)	$(1,060)

16. Comprehensive Net Loss

The Company's comprehensive net loss for the three years ended December 31, 2008, 2007 and 2006 was as follows:

	Years Ending December 31,		
	2008	2007	2006
Net loss	$(68,256)	$(101,315)	$(145,092)
Add (subtract):			
Currency translation adjustments	(6,689)	1,512	2,197
Temporary impairment loss on investments	598	(598)	—
Comprehensive net loss	$(74,347)	$(100,401)	$(142,895)

17. Stockholders' Equity

The Company is authorized to issue 180,000 shares of common stock at a par value of $0.0001 per share, of which 139,500 shares are designated as Class A and 40,500 shares are designated as Class B. Class A shares outstanding at December 31, 2008 and 2007 were 36,627 and 35,857, respectively. Class B shares outstanding at December 31, 2008 and 2007 were 27,141 and 27,614, respectively.

Class A stockholders are entitled to one vote per share and Class B stockholders are entitled to ten votes per share. The Class B stockholders have the right to convert their Class B shares into an equal number of Class A shares. In the fourth quarter of 2008, certain Class B stockholders elected to convert 473 shares of their Class B common stock into 473 shares of Class A common stock at par value. The transaction had no impact on the Company's financial statements.

Class A and B stockholders are entitled to dividends paid in equal amounts per share on all shares of Class A and Class B common stock. The terms of the Company's asset-backed line of credit facility prohibit the payment of cash dividends. From the inception of the Company through the date of this report, no dividends have been declared or paid and management has no plans at this time to pay dividends in the foreseeable future.

In the event of liquidation, Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

(In thousands, except per share data)

18. Net Loss Per Share

The Company follows the provisions of SFAS 128 in calculating net income (loss) per share. The following table sets forth the computation of basic and diluted net income (loss) per share for the periods presented.

	Years Ending December 31,		
	2008	2007	2006
(Numerator)			
Net loss	$(68,256)	$(101,315)	$(145,092)
(Denominator)			
Weighted average shares outstanding during period:			
Class A and B—basic and diluted	63,641	63,361	62,817
Net loss per share:			
Class A and B—basic and diluted	$ (1.07)	$ (1.60)	$ (2.31)

In accordance with SFAS 128, unvested restricted stock units and certain stock options to purchase shares of LeapFrog Class A common stock are excluded from the calculations of net loss per share for the three years ended December 31, 2008, 2007 and 2006 as their effect on net loss per share would be antidilutive. Outstanding weighted average common stock equivalents of Class A common stock excluded from the calculations were 247, 338 and 299 for the years ended December 31, 2008, 2007, and 2006 respectively.

19. Commitments and Contingencies

Leases and Royalties

The Company is obligated to pay certain minimum royalties in connection with license agreements to which it is a party. Royalty expense was $19,315, $21,768 and $14,839 in 2008, 2007 and 2006, respectively.

LeapFrog leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2016. Rent expense was $5,827 in 2008, $4,591 in 2007 and $3,722 in 2006.

Minimum rent commitments under all non-cancelable leases with an initial term in excess of one year and minimum royalty commitments are set forth in the following table.

Years Ended December 31,	Leases	Royalties	Total
2009	$ 8,631	$ 5,093	$13,724
2010	7,790	3,620	11,410
2011	4,394	4,530	8,924
2012	3,975	597	4,572
2013	3,773	477	4,250
Thereafter	8,812	—	8,812
Total	$37,375	$14,317	$51,692

LeapFrog accounts for total rent expense under the leases on a straight-line basis over the lease terms. At December 31, 2008 and 2007 the Company had a deferred rent liability of $2,092 and $2,114, respectively, relating to rent escalation costs net of tenant incentives for its Emeryville, California headquarters. Deferred rent is included in long-term liabilities.

(In thousands, except per share data)

Legal Proceedings

From time to time, in the normal course of business, LeapFrog is party to various pending claims and lawsuits. The Company is not aware of any such actions as of the date of this report that are expected to have a material impact on the financial statements.

The Company was a party to the lawsuit described below, which was settled in September 2008.

- In December 2003, April 2005 and June 2005, six purported class action lawsuits were filed in federal district court for the Northern District of California against LeapFrog and certain of the Company's former officers alleging violations of the Securities Exchange Act of 1934. These actions were consolidated into a single proceeding captioned In Re LeapFrog Enterprises, Inc. Securities Litigation. In 2006 and 2007, two of our motions to dismiss were granted by the court with leave to amend, culminating with the filing of the third amended complaint by plaintiffs in November 2007. In February 2008, the parties reached an agreement-in-principle to settle these class actions. In September 2008, the court issued a judgment and order approving the settlement and dismissing the case. The settlement has been funded by insurance, and the Court's approval of the settlement and related judgment are now final.

The Company was a party to the lawsuit described below which was settled in November 2007.

- In August 2005, Tinkers & Chance, a Texas partnership, filed a complaint against LeapFrog in the federal district court for the Eastern District of Texas. The complaint alleged that the Company infringed, and induced others to infringe, certain patents by making, selling and/or offering for sale in the United States, and/or importing, certain LeapFrog products.

On January 4, 2008, the parties executed a formal agreement whereby the Company paid to Tinkers & Chance $7.5 million and, as part of the overall agreement, Tinkers & Chance agreed to grant to LeapFrog a worldwide, non-exclusive license to all of its current patents and patent applications, as well as patents related to its business arising from applications filed by Tinkers & Chance or its principals through November 2014. The pending litigation in federal district court for the Eastern District of Texas was dismissed with prejudice.

The settlement was accrued as legal expense in the third quarter of 2007. At that time, the Company determined that the value of the license for current and future products was insignificant and therefore did not record an asset as of December 31, 2007. The full amount of the settlement was paid by the Company during 2008.

20. Segment Reporting

The Company has identified its operating segments in accordance with the guidance in SFAS No. 131, *"Disclosures about Segments of an Enterprises and Related Information"* ("SFAS 131"). The Company's business is organized, operated and assessed in two geographic segments, United States and International. The Company's Chief Executive Officer ("CEO") is the Company's chief operating decision maker. LeapFrog's CEO allocates resources to and assesses the performance of each operating segment based on information about the segments' net sales and operating income (loss) before interest and taxes.

Historically, LeapFrog organized, operated and assessed its business in three segments, U.S. Consumer, International and School. The School segment sold products tailored for the educational market directly to schools, teacher supply stores and through catalogs and websites aimed at educators, all in the United States.

(In thousands, except per share data)

Throughout 2006, 2007 and 2008, School segment financial measures did not reach the 10% of total net sales and total operating income (loss) from operations set forth in SFAS 131 as a requirement for being reported as a separate segment; however, it continued to be reported as such. During 2008, we ceased marketing directly to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S. Consumer operating segment.

Accordingly, in 2008, we have consolidated and reclassified the results of the former U.S. Consumer and School segments into the United States segment for the fiscal years ended December 31, 2008, 2007 and 2006.

We charge all of our indirect operating expenses and general corporate overhead to the United States segment and do not allocate any of these expenses to the International segment.

The accounting policies of the segments are the same as those described in Note 2 of these Notes to these Consolidated Financial Statements.

The primary business of the two operating segments is as follows:

- The United States segment is responsible for the development, design and marketing of electronic educational hardware products and related software, sold primarily through retail channels and through the Company's website in the United States.
- The International segment is responsible for the localization and marketing of electronic educational hardware products and related software originally developed for the United States, sold primarily in retail channels outside of the United States.

The table below shows certain information by segment for the years ended December 31, 2008, 2007 and 2006.

	Years Ending December 31,		
	2008	2007	2006
Net sales:			
United States	$363,396	$ 338,856	$ 387,624
International	95,663	103,415	114,631
Totals	$459,059	$ 442,271	$ 502,255
Income (loss) from operations:			
United States	$ (55,756)	$ (99,761)	$(115,385)
International	(4,350)	(1,409)	(9,278)
Totals	$ (60,106)	$(101,170)	$(124,663)
Total assets:			
United States	$247,144	$ 310,204	$ 399,723
International	60,188	60,259	39,474
Totals	$307,332	$ 370,463	$ 439,197

In 2008 and 2007, no countries other than the United States accounted for 10% or more of LeapFrog's consolidated net sales. LeapFrog attributes sales to non-United States countries on the basis of sales billed by each of its foreign subsidiaries to its customers. For example, the Company attributes sales to the United

Kingdom based on the sales billed by its United Kingdom-based foreign subsidiary, LeapFrog Toys (UK) Limited, to its customers. Additionally, the Company attributes sales to non-United States countries if the product is shipped from Asia or one of its leased warehouses in the United States to a distributor in a foreign country.

The table below shows the sales of products that constituted 10% or more of total net sales by segment for the years ended December 31, 2008, 2007 and 2006.

	2008		2007		2006	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
			(Dollars in millions)			
SEGMENTS						
United States:						
Tag	$ 51.7	14%	$ —	n/a	$ —	n/a
Leapster (1)	151.6	42%	133.2	39%	148.8	38%
All other	160.1	44%	205.7	61%	238.9	62%
Total	$363.4	100%	$338.9	100%	$387.7	100%
International:						
Tag	$ 16.7	17%	$ —	n/a	$ —	n/a
LeapPad	5.4	6%	9.7	9%	21.0	18%
Leapster (1)	27.4	29%	26.4	26%	28.6	25%
All other	46.2	48%	67.3	65%	65.0	57%
Total	$ 95.7	100%	$103.4	100%	$114.6	100%
CONSOLIDATED LEAPFROG						
Tag	$ 68.4	15%	$ —	n/a	$ —	n/a
Leapster (1)	179.0	39%	159.6	36%	177.4	35%
All other	211.7	46%	282.7	64%	324.9	65%
Total net sales	$459.1	100%	$442.3	100%	$502.3	100%

(1) Leapster sales include classic Leapster and Leapster 2 platforms, content and accessories and all Leapster TV and Leapster L-MAX product sales

(In thousands, except per share data)

21. Selected Quarterly Financial Information—Unaudited

Unaudited selected financial information by quarter for the years ended December 31, 2008 and 2007 is presented below.

	For 2008 Quarters Ended				Full Year
	March 31	June 30	September 30	December 31	2008
	(All quarterly data unaudited)				
Net sales	$ 58,274	$ 68,341	$194,626	$137,818	$459,059
Gross profit	21,131	26,887	85,326	48,141	181,485
Total operating expenses	49,754	49,048	55,934	86,855	241,591
Income (loss) from operations	(28,623)	(22,161)	29,392	(38,714)	(60,106)
Net income (loss)	$(27,436)	$(20,569)	$ 24,051	$ (44,302)	$ (68,256)
Net income (loss) per common share:					
Basic	$ (0.43)	$ (0.32)	$ 0.38	$ (0.70)	$ (1.07)
Diluted	$ (0.43)	$ (0.32)	$ 0.38	$ (0.70)	$ (1.07)
Market price range common stock:					
High	$ 7.75	$ 9.38	$ 10.63	$ 10.47	$ 10.63
Low	$ 4.95	$ 7.09	$ 7.51	$ 3.14	$ 3.14

	For 2007 Quarters Ended				Full Year
	March 31	June 30	September 30	December 31	2007
Net sales	$ 60,924	$ 55,995	$144,045	$181,307	$ 442,271
Gross profit	24,703	20,284	60,773	67,546	173,306
Total operating expenses	54,898	50,674	71,328	97,576	274,476
Income (loss) from operations	(30,195)	(30,390)	(10,555)	(30,030)	(101,170)
Net loss	$(30,428)	$(28,028)	$ (10,305)	$ (32,554)	$(101,315)
Net loss per common share:					
Basic and diluted	$ (0.49)	$ (0.44)	$ (0.16)	$ (0.51)	$ (1.60)
Market price range common stock:					
High	$ 11.56	$ 11.48	$ 10.82	$ 9.33	$ 11.56
Low	$ 9.15	$ 9.90	$ 6.80	$ 5.80	$ 5.80

APPENDIX A

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES.
(In thousands)

	Years Ending December 31,		
	2008	2007	2006
Allowance for doubtful accounts receivable, beginning of year	$ 97	$ 785	$ 1,328
Additions (reductions) charged (credited) to operations	5,045	(286)	1,186
Net other additions (deductions)	(1,270)	(402)	(1,729)
Allowance for doubtful accounts receivable, end of year	$ 3,872	$ 97	$ 785
Allowance for promotional markdowns, beginning of year	$ 9,904	$ 17,459	$ 14,257
Additions charged to operations	20,027	8,092	21,425
Net other additions (deductions)	(13,716)	(15,647)	(18,223)
Allowance for promotional markdowns, end of year	$ 16,215	$ 9,904	$ 17,459
Allowance for cooperative advertising, beginning of year	$ 12,175	$ 13,917	$ 18,845
Additions charged to operations	5,490	6,258	13,152
Net other additions (deductions)	(11,210)	(8,000)	(18,080)
Allowance for cooperative advertising, end of year	$ 6,455	$ 12,175	$ 13,917
Allowance for defective products, beginning of year	$ 8,583	$ 7,169	$ 9,205
Additions charged to operations	10,825	11,534	10,474
Net other additions (deductions)	(8,640)	(10,120)	(12,510)
Allowance for defective products, end of year	$ 10,768	$ 8,583	$ 7,169
Allowance for sales returns, beginning of year	$ 7,030	$ 12,802	$ 12,081
Additions charged to operations	15,798	5,824	26,024
Net other additions (deductions)	(7,662)	(11,596)	(25,303)
Allowance for sales returns, end of year	$ 15,166	$ 7,030	$ 12,802
Allowance for chargebacks and price changes, beginning of year	$ 2,166	$ 1,419	$ 3,606
Additions charged to operations	3,450	2,946	1,710
Net other additions (deductions)	(2,803)	(2,199)	(3,897)
Allowance for chargebacks and price changes, end of year	$ 2,813	$ 2,166	$ 1,419
Valuation allowance for deferred tax assets, beginning of year	$101,491	$ 60,433	$ —
Additions charged to operations	25,188	47,310	60,433
Net other additions (deductions)	(578)	(6,252)	—
Valuation allowance for deferred tax assets, end of year	$126,101	$101,491	$ 60,433

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Original Exhibit Number	Filing Date	Filed Herewith
3.01	Amended and Restated Certificate of Incorporation	S-1	333-86898	3.03	07/22/02	
3.02	Amended and Restated Bylaws	8-K	001-31396	3.04	11/02/07	
4.01	Form of Specimen Class A Common Stock Certificate	10-K	001-31396	4.01	03/07/06	
4.02	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein	10-Q	001-31396	4.02	08/12/03	
10.01	Form of Indemnification Agreement entered into by LeapFrog with certain of its directors and executive officers	10-Q	001-31396	10.01	05/04/07	
10.02	Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog, as amended	S-1	333-86898	10.02	04/24/02	
10.03	Sixth Amendment, dated March 22, 2006, to Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog	10-Q	001-31396	10.42	05/09/06	
10.04	Industrial Lease by and between SP Kaiser Gateway I, LLC and LeapFrog dated March 31, 2004	10-Q	001-31396	10.29	05/10/04	
10.05	Tax Sharing Agreement dated as of July 3, 2002, between Knowledge Universe, Inc. and LeapFrog	S-1	333-86898	10.2	07/05/02	
10.06	Credit Agreement between the financial institutions named therein, Banc of America Securities LLC, Bank of America, N.A. and LeapFrog Enterprises, Inc. as the Borrower dated as of November 8, 2005	10-Q	001-31396	10.38	11/09/05	
10.07*	Amended and Restated Stock Option Plan	S-1	333-86898	10.04	04/24/02	
10.08*	Amended and Restated Employee Equity Participation Plan	S-1	333-86898	10.05	04/24/02	
10.09*	2002 Equity Incentive Plan, as amended	8-K	001-31396	10.1	07/20/07	
10.10*	Form of Stock Option Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.01	11/09/07	
10.11*	Form of Stock Bonus Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.32	11/09/04	
10.12*	Form of Restricted Stock Unit Award Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.02	11/09/07	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.13*	Form of Performance Share Award Agreement under the 2002 Equity Incentive Plan	10-K	001-31396	10.4	03/07/06	
10.14*	2002 Non-Employee Directors' Stock Award Plan, as amended	8-K	001-31396	10.1	07/17/06	
10.15*	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors' Stock Award Plan	S-1	333-86898	10.09	07/05/02	
10.16*	Compensation Arrangements between LeapFrog and its Board of Directors†					†
10.17*	Employment Agreement, dated July 3, 2006, between Thomas J. Kalinske and LeapFrog	8-K	001-31396	10.3	07/10/06	
10.18*	Amendment to Employment Agreement, dated December 31, 2006, between Thomas J. Kalinske and LeapFrog	8-K	001-31396	10.1	01/08/07	
10.19*	Executive Management Severance and Change in Control Benefit Plan	10-Q	001-31396	10.03	11/09/07	
10.20*	Certain Compensation Arrangements with Named Executive Officers††					††
10.21*	Employment Agreement, effective as of July 3, 2006, between Jeffrey G. Katz and LeapFrog	8-K	001-31396	10.1	07/10/06	
10.22*	Stock Option Agreement between Jeffrey G. Katz and LeapFrog	8-K	001-31396	10.2	07/10/06	
10.23*	Employment Agreement, effective as of November 11, 2004, between William B. Chiasson and LeapFrog	10-K	001-31396	10.33	03/29/05	
10.24*	Offer Letter, dated January 23, 2007, between Nancy G. MacIntyre and LeapFrog	10-K	001-31396	10.29	03/13/08	
10.25	Amendment No. 1 to the Credit Agreement dated as of May 15, 2008 among LeapFrog, the banks, financial institutions and other institutional lenders named therein and Bank of America, N.A.	8-K	001-31396	10.1	05/21/08	
10.26*	Stock Option Agreement between LeapFrog Enterprises, Inc. and Jeffrey G. Katz, dated June 9, 2008	8-K	001-31396	10.01	06/11/08	
10.27*	Release Agreement, dated December 12, 2008 between Martin A. Pidel and LeapFrog					X
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
24.01	Power of Attorney (see signature page to this Form 10-K)					X
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01**	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

* Indicates management contract or compensatory plan or arrangement.

** These certifications accompany LeapFrog's Annual Report on Form 10-K; they are not deemed "filed" with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of LeapFrog under the Securities Act of 1933, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

† Description contained under the heading "Compensation of Directors" in LeapFrog's definitive proxy materials filed with the Securities and Exchange Commission on April 21, 2008 and incorporated herein by reference.

†† Descriptions contained in LeapFrog's Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 5, 2008 and March 4, 2009 incorporated herein by reference.

Exhibit 31.01

CERTIFICATIONS

I, Jeffrey G. Katz, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2009

/s/ Jeffrey G. Katz

Jeffrey G. Katz
Chief Executive Officer

CERTIFICATIONS

I, William B. Chiasson, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2009

/s/ William B. Chiasson

William B. Chiasson
Chief Financial Officer

Exhibit 32.01

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Jeffrey G. Katz, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and William B. Chiasson, the Chief Financial Officer of, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2008, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the periods covered in the financial statements in the Annual Report.

Dated: March 6, 2009

/s/ Jeffrey G. Katz
Jeffrey G. Katz
Chief Executive Officer

/s/ William B. Chiasson
William B. Chiasson
Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to § 906 of the Sarbanes-Oxley Act and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language.

LEAPFROG ENTERPRISES, INC.
6401 Hollis Street
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Thursday, June 4, 2009

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Thursday, June 4, 2009 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street, Emeryville, California for the following purposes:

1. To elect our eight nominees for director to serve for the ensuing year and until their successors are elected.
2. To ratify the selection by the audit committee of the board of directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2009.
3. To conduct any other business properly brought before the meeting or any postponement or adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this notice. The record date for the annual meeting is April 6, 2009. Only stockholders of record at the close of business on that date may vote at the meeting or any postponement or adjournment thereof.

This year, we will be using the Securities and Exchange Commission's new "Notice and Access" delivery model allowing companies to provide their stockholders with access to the proxy materials over the Internet. This permits us to conserve natural resources and reduces our printing costs, while giving our stockholders a convenient and efficient way to access our proxy materials and vote their shares. On or about April 20, 2009, we intend to mail a Notice of Internet Availability of Proxy Materials to our stockholders, informing them that our notice of annual meeting and proxy statement, annual report to stockholders and voting instructions are available on the Internet. As described in more detail in that notice, stockholders may choose to access our materials through the Internet or may request to receive paper copies of the proxy materials.

By Order of the Board of Directors

Peter M. O. Wong
Senior Vice President, General Counsel and Corporate Secretary

Emeryville, California
April 20, 2009

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote via the Internet or by requesting a printed copy of the proxy materials and returning the proxy card that will be mailed to you. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

6401 Hollis Street
Emeryville, California 94608

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the internet?

Under rules adopted by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, or the Notice, to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving stockholders a convenient and efficient way to access our proxy materials and vote their shares.

We intend to mail the Notice on or about April 20, 2009 to all stockholders of record entitled to vote at the annual meeting.

Why are these proxy materials being made available?

We are providing you with these proxy materials because the board of directors of LeapFrog Enterprises, Inc. is soliciting your proxy to vote at the 2009 annual meeting of stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply vote your shares by proxy via the Internet or, if you request a paper copy of the proxy statement, by completing, signing and returning a paper proxy card.

How do I attend the annual meeting?

The meeting will be held on Thursday, June 4, 2009 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street in Emeryville, California. Directions to the annual meeting may be found at www.leapfrog.com under About Us—Contact Us.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 6, 2009 will be entitled to vote at the annual meeting. On the record date, there were 36,674,277 shares of Class A common stock and 27,140,794 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on April 6, 2009, your shares of LeapFrog's Class A common stock were registered directly with Continental Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote your proxy on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote your proxy via the Internet or by requesting a printed copy of the proxy materials and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 6, 2009, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote and for which we are soliciting your proxy:

1. The election of our eight nominees for director.
2. Ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2009.

In addition, Mollusk Holdings, LLC, or Mollusk Holdings, an entity controlled by Lawrence J. Ellison that holds a majority of our voting power, has notified us, as required under our bylaws, that it intends to propose, at the annual meeting, stockholder resolutions to amend our bylaws. **We are not soliciting proxies to vote in favor or against any of the matters that may be proposed by Mollusk.** If these matters are proposed at the annual meeting, the proxy holders will not cast votes, either in favor of or in opposition to, these proposals. See "Other Matters" below.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee(s) you specify. For proposal to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm, you may vote "For" or "Against" the proposal or abstain from voting. The procedures for voting are as follows:

Voting via the Internet

- You can vote your shares via the Internet by following the instructions in the Notice. The Internet voting procedures are designed to authenticate your identity and to allow you to vote your shares and confirm your voting instructions have been properly recorded. If you vote via the Internet, you do not need to mail a proxy card.

Voting by Mail

- You can vote your shares by mail by requesting that a printed copy of the proxy materials be sent to your address. When you receive the proxy materials, you may fill out the proxy card enclosed therein and return it per the instructions on the card.

What if I return a proxy card or otherwise complete a ballot or give voting instructions but do not make specific choices?

If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted, as applicable, "For" the election of all eight nominees for director and "For" the ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2009. If, as indicated in its notice, Mollusk Holdings proposes resolutions to amend our bylaws at the annual meeting, the proxy holders will not cast votes, either in favor of or in opposition to, these proposals. See "Other Matters" below. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We are paying for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on the Notice and vote your shares for each name or account to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy through the Internet.
- You may send a written notice that you are revoking your proxy to LeapFrog's Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent that holds your shares in street name.

If your shares are held by your broker, bank or another agent as a nominee or agent, you should follow the instructions provided by your broker, bank or other agent.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 21, 2009 to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between February 4, 2010 and March 6, 2010. You are also advised to review LeapFrog's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are broker non-votes?

A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each of our proposals?

- **Proposal 1—Election of our eight nominees for director.** The eight nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2—Ratification of the selection by the audit committee of the board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2009.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting there is present in person or represented by proxy the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 36,674,277 shares of Class A common stock outstanding and 27,140,794 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total of 308,082,217 votes. Thus, holders of shares representing at least 154,041,109 votes must be present in person or represented by proxy at the meeting to have a quorum.

Your votes will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of April 6, 2009, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of April 6, 2009.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2009.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This proxy statement, including the section entitled "Executive Compensation—Compensation Discussion and Analysis" contains forward-looking statements, including statements regarding the effects of global economic conditions on our business, our expectations for sales trends, margins, profitability, liquidity, expenses, inventory or cash balances, capital expenditures, cash flows, or other measures of financial performance in future periods, and the effects of strategic actions on future financial performance. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of our 2008 annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 11, 2009. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of authorized LeapFrog directors has been fixed at eight by a resolution of our board of directors. There are eight nominees for director at this annual meeting. Stockholders cannot submit proxies voting for a greater number of persons than the eight nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog. Each of these nominees was elected by the stockholders except for Philip B. Simon and Paul T. Marinelli, who were appointed by our board of directors to fill vacancies created by the resignations of Steven B. Fink and Ralph R. Smith. LeapFrog's policy is to encourage nominees for directors to attend the annual meeting of stockholders. Two directors attended our 2008 annual meeting.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The eight nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by LeapFrog. Each person nominated for election has agreed to serve if elected. LeapFrog has no reason to believe that any nominee will be unable to serve.

The following table sets forth information as of March 31, 2009 with respect to the nominees for election to our board of directors:

Nominees

Name	Age	Position/Office Held with LeapFrog
Jeffrey G. Katz	53	Chairman of the board, Chief Executive Officer and President
Thomas J. Kalinske	64	Vice Chairman of the board
Paul T. Marinelli	41	Director
Stanley E. Maron	60	Director
E. Stanton McKee, Jr.	64	Director
David C. Nagel	63	Director
Philip B. Simon	56	Director
Caden Wang	56	Director

Jeffrey G. Katz has served as our Chief Executive Officer and President since July 2006, as a member of our board of directors since June 2005, and as the Chairman of the board since March 2009. From 2000 to 2004, Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc., an online travel company. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair, a publicly held airline. From 1980 to 1997, he served in a variety of roles at American Airlines, a publicly held airline, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Sojern, Inc., a privately held company that operates a targeted advertising network. Mr. Katz earned a B.S. in mechanical engineering from the University of California, Davis, and M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

Thomas J. Kalinske has served as our Vice Chairman since July 2006. From February 2004 to July 2006, Mr. Kalinske served as our Chief Executive Officer and previously served in that same capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. Mr. Kalinske is currently CEO of cFares, Inc., an online meta search company in the travel market. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America and, in 1997, he was inducted into the Toy Industry Hall of Fame. Mr. Kalinske serves on the board of directors of Blackboard Inc., a publicly held company that provides enterprise learning software applications, and is a member of its audit committee. Mr. Kalinske earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Paul T. Marinelli was appointed to our board of directors in March 2009. Mr. Marinelli has served as Vice President of Lawrence Investments, LLC, or Lawrence Investments, a private equity investment firm that is controlled by Lawrence J. Ellison, since May 2004. Mr. Marinelli was proposed for membership on our board of directors by Mollusk Holdings, a subsidiary of Lawrence Investments and the owner of shares representing a majority of our outstanding voting power. From September 1999 to May 2004, he held the position of Corporate Development Group Director at Cadence Design Systems, an electronic design automation software and services company, where he managed several dozen acquisitions and strategic investments. Prior to 1999, Mr. Marinelli held various financial roles at PriceWaterhouseCoopers, AlliedSignal and EMCON. Mr. Marinelli earned a B.S. from the University of California, Berkeley, and an M.B.A. from Cornell University. Mr. Marinelli has served as a member of our nominating and corporate governance committee since March 2009.

Stanley E. Maron was elected to our board of directors in September 1997. Since 1994, Mr. Maron has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger, serving the firm from 1975 to 1994. Mr. Maron currently serves as a director of Heron International, a privately held European real estate development company, and also serves as an officer and director of privately held companies affiliated with Knowledge Learning Corporation, a for-profit provider of early child care learning. Mr. Maron earned a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron has served on our audit committee since July 2006, and on our compensation and nominating and corporate governance committees since May 1, 2008.

E. Stanton McKee, Jr. was appointed to our board of directors in November 2003. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a developer and publisher of interactive entertainment, most recently as Executive Vice President and Chief Financial and Administrative Officer. Mr. McKee serves on the board of directors of ArcSight, Inc., a publicly held company that provides security and compliance management software and is a member of its nominating and corporate governance committee and chairs its audit committee. Mr. McKee also serves on the board of directors of several privately held companies. Mr. McKee earned a B.A. and an M.B.A. from Stanford University. Mr. McKee has served as the Chairman of our audit committee since November 2003.

David C. Nagel, Ph.D. was appointed to our board of directors in September 2005. From December 2001 until his retirement in May 2005, Dr. Nagel served as the President, Chief Executive Officer and a director of PalmSource, Inc., a provider of operating system software platforms for smart mobile devices. From September 2001 to December 2001, he was Chief Executive Officer of the Platform Solutions Group at Palm, Inc., a provider of mobile computing solutions. Prior to joining Palm, from April 1996 to September 2001, Dr. Nagel was Chief Technology Officer of AT&T Corp., a communications service provider, President of AT&T Labs, a corporate research and development unit of AT&T, and Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Dr. Nagel serves on the board of directors and compensation committee of Tessera Technologies, Inc., a publicly held company that develops semiconductor packaging technology, and on the board of directors and compensation committee of Openwave Systems Inc., a publicly-held company that develops software for mobile and broadband operators. Dr. Nagel earned a B.S., an M.S. and a Ph.D. from the University of California, Los Angeles. Dr. Nagel has served as a member of our compensation committee since February 2006 (and as the Chairman since November 2006), and as a member of our strategy committee from April 2006 until it was dissolved in July 2007.

Philip B. Simon was appointed to our board of directors in March 2009. Mr. Simon is President of Lawrence Investments, a private equity investment firm that is controlled by Lawrence J. Ellison. Mr. Simon was proposed for membership on our board of directors by Mollusk Holdings, a subsidiary of Lawrence Investments and the owner of shares representing a majority of our outstanding voting power. For 16 years, prior to joining Lawrence Investments in 1997, Mr. Simon was partner in Howson & Simon LLP, a professional tax and accounting services firm. Mr. Simon serves on the board of directors of a number of privately held companies and is a member of the California Society of Certified Public Accountants. Mr. Simon holds an A.B. from Yale University and a J.D. from Stanford Law School. Mr. Simon has served as a member of our compensation committee since March 2009.

Caden Wang was appointed to our board of directors in April 2005. From June 1999 until his retirement in December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS, Gump's and Cost Plus. Since October 2003, Mr. Wang has served on the board of directors of bebe stores, inc., a publicly held company that designs, develops and produces women's apparel and accessories, and chairs its audit committee, is a member of its nominating and corporate governance committee and chairs a special committee advising on executive equity matters. From August 2005 through August 2007, Mr. Wang served on the board of directors of Fossil, Inc., a publicly held company that designs, develops, markets and distributes fashion related consumer products, and was a member of its audit committee, nominating and corporate governance committee and a special committee advising on option backdating. Mr. Wang is a Certified Public Accountant. He earned a B.A. and an M.B.A. from the University of California, Los Angeles. Mr. Wang has served as a member of our audit committee since April 2005, a member of our nominating and corporate governance committee since November 2006 (and as the Chairman since March 2009), and a member of our compensation committee since March 2009.

The Board of Directors recommends a vote FOR each named nominee.

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009, and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our consolidated financial statements since September 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the audit committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

Ratification of the selection of Ernst & Young LLP requires the affirmative vote of a majority of the votes of the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of the 2008 financial statements, we entered into an engagement agreement with Ernst & Young LLP that set forth the terms by which Ernst & Young LLP will perform audit services for us. That agreement is subject to alternative dispute resolution procedures and our exclusion of punitive damages.

The following table represents aggregate fees billed or to be billed to us for services performed for the fiscal years ended December 31, 2008 and 2007, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year Ended (in thousands)	
	2008	2007
Audit Fees	$2,073	$2,608
Audit-related Fees	11	38
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$2,084	$2,646

All services provided by Ernst & Young LLP for the fiscal years ended December 31, 2008 and 2007 were approved by the audit committee.

Audit Fees

The aggregate fees billed or expected to be billed by Ernst & Young LLP for financial audit services totaled $2.1 million for 2008 and $2.6 million for 2007.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for audit-related services totaled $11,000 in 2008, which consisted of fees related to an SEC letter review and a Form S-8 registration filing with the SEC, and $38,000 in 2007, which consisted of fees related to an analysis of FASB Interpretation Number 48 and a Form S-8 registration statement filing with the SEC.

Tax Fees

There were no fees paid to Ernst & Young LLP for tax services in 2008 and 2007.

All Other Fees

There were no other fees paid to Ernst & Young LLP in 2008 and 2007.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

As set forth in its charter, the audit committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As allowed under its charter, the audit committee has delegated to the Chairman of the audit committee, Mr. E. Stanton McKee, Jr., the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the audit committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the audit committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The audit committee has determined that the rendering of the services other than audit services by Ernst & Young LLP in 2008 and 2007 was compatible with maintaining the registered public accounting firm's independence.

The Board of Directors recommends a vote FOR Proposal Two.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of March 20, 2009, Lawrence J. Ellison, through entities controlled by him, held a majority of the voting power of our outstanding stock. As a result, Mr. Ellison controls the election of all members of our board of directors and all other matters submitted to a vote of our stockholders as to which the vote required is a majority of the outstanding voting power. Mr. Ellison is Chief Executive Officer of Oracle Corporation.

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's common stock as of March 20, 2009 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and incumbent directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our common stock, as the case may be, and Schedules 13D and 13G filed with the SEC.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of March 20, 2009. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Ownership of Our Common Stock (continued)

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned(1)			Percentage of Combined Voting Power Of All Classes of Stock(3)
	Class A	Class B	Total	Class A	Class B	Total(2)	
Lawrence J. Ellison / Mollusk Holdings, LLC (4)	—	16,154,534	16,154,534	*	59.5%	25.3%	52.4%
Michael R. Milken(5)	1,601,789	9,387,732	10,989,521	4.4%	34.6%	17.2%	31.0%
Lowell J. Milken(6)	250,508	5,144,130	5,394,638	*	19.0%	8.5%	16.8%
ET Holdings, LLC(7)	—	4,336,216	4,336,216	*	16.0%	6.8%	14.1%
Franklin Resources, Inc.(8)	5,255,380	—	5,255,380	14.3%	*	8.2%	1.7%
Wells Fargo & Company(9)	3,725,448	—	3,725,448	10.2%	*	5.8%	1.2%
Renaissance Technologies Corp.(10)	2,315,700	—	2,315,700	6.3%	*	3.6%	*
Met Investors Advisory, LLC(11)	2,294,411	—	2,294,411	6.3%	*	3.6%	*
Jeffrey G. Katz(12)	149,388	—	149,388	*	*	*	*
William K. Campbell(13)	146,526	—	146,526	*	*	*	*
William B. Chiasson(14)	33,670	—	33,670	*	*	*	*
Michael J. Dodd(15)	180,792	—	180,792	*	*	*	*
Nancy G. MacIntyre(16)	29,939	—	29,939	*	*	*	*
Robert L. Moon	35,113	—	35,113	*	*	*	*
Martin A. Pidel	2,907	—	2,907	*	*	*	*
Thomas J. Kalinske(17)	197,368	1,107	198,475	*	*	*	*
Paul T. Marinelli(18)	1,666	16,154,534	16,156,200	*	59.5%	25.3%	52.4%
Stanley E. Maron(19)	36,079	168	36,247	*	*	*	*
E. Stanton McKee, Jr.(20)	22,221	—	22,221	*	*	*	*
David C. Nagel(21)	18,610	—	18,610	*	*	*	*
Philip B. Simon(22)	79,320	16,154,534	16,233,854	*	59.5%	25.4%	52.5%
Caden Wang(23)	18,610	—	18,610	*	*	*	*
All directors and executive officers as a group (13 persons)(24)	956,053	16,155,809	17,111,862	2.6%	59.5%	26.6%	52.7%

* Less than one percent.

(1) Based on 36,668,707 shares of Class A common stock and 27,140,794 shares of Class B common stock outstanding as of March 20, 2009. Unless otherwise indicated in the footnotes to this table, the applicable address for each of our directors and executive officers is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Emeryville, California 94608.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis, assuming the conversion of all Class B common stock to Class A common stock.

(3) These percentages reflect the different voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 16,154,534 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, which is controlled by Cephalopod Corporation and Lawrence Investments. These shares are also reported as beneficially owned by Messrs. Marinelli and Simon. The address for Mollusk Holdings is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.

(5) Includes:

- 5,039,937 shares of Class B common stock and 1,601,789 shares of Class A common stock held directly by Mr. M. Milken;
- 4,336,216 shares of Class B common stock held indirectly by Mr. M. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) Includes:

- 796,335 shares of Class B common stock and 208,422 shares of Class A common stock held directly by Mr. L. Milken;
- 42,086 shares of Class A common stock held in a trust of which Mr. L. Milken is a trustee;
- 4,336,216 shares of Class B common stock held indirectly by Mr. L. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) ET Holdings, LLC is an entity over which Michael R. Milken and Lowell J. Milken each have shared voting and investment power. These shares are also reported as beneficially owned by Mr. M. Milken and Mr. L. Milken. The address for ET Holdings, LLC is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(8) Based solely on information provided in a Schedule 13G filed on February 6, 2009 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Smaller Companies Fund (a U.S. investment company), Templeton Global Smaller Companies Fund (a Canada investment company) and Franklin Templeton Investments Corp. Franklin Templeton Investments Corp. is reported as having sole voting and dispositive power over 5,255, 380 shares. Templeton Global Smaller Companies Fund (U.S.) is reported as having the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, 2,976,610 shares. Templeton Global Smaller Companies Fund (Canada) is reported as having the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, 2,283,770 shares. Charles B. Johnson and Rupert H. Johnson, Jr. are reported as being the principal stockholders of Franklin Resources, Inc., which is identified as a direct or indirect parent of the investment management subsidiaries reported as having beneficial ownership of or other interest in the shares. The address for Franklin is One Franklin Parkway, San Mateo, California 94403.

(9) Based solely on information provided in a Schedule 13G filed on March 9, 2009 by Wells Fargo & Company, Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC. Wells Fargo & Company is reported as having sole voting power over 2,811,900 shares, sole dispositive power over 3,712,200 shares and shared dispositive power over 13,248 shares. Wells Capital Management Incorporated is reported as having sole dispositive power over 3,712,000 shares. Wells Fargo Funds Management, LLC is reported as having sole voting power over 2,811,700 shares. The address for Wells Fargo is 420 Montgomery Street, San Francisco, California 94613.

(10) Based solely on information provided in a Schedule 13G filed on February 13, 2009 by Renaissance Technologies LLC, or Renaissance, and James H. Simons. Renaissance and Mr. Simons are reported as each having sole voting and dispositive power over 2,315,700 shares. The address for Renaissance is 800 Third Avenue, New York, New York 10022.

(11) Based solely on information provided in a Schedule 13G filed on February 14, 2008 by Met Investors Advisory, LLC and Met Investors Series Trust. Met Investors Advisory, LLC and Met Investors Series Trust are reported as each sharing voting and dispositive power over 2,294,411 shares. The address for Met Investors is 5 Park Plaza, Suite 1900, Irvine, California 92614.

(12) Includes 104,750 shares of Class A common stock issuable to Mr. Katz upon the exercise of options that are exercisable within 60 days after March 20, 2009.

(13) Includes 137,350 shares of Class A common stock issuable to Mr. Campbell upon the exercise of options that are exercisable within 60 days after March 20, 2009 and 3,400 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to vest within 60 days after March 20, 2009.

(14) Includes 16,833 shares of Class A common stock issuable to Mr. Chiasson upon the exercise of options that are exercisable within 60 days after March 20, 2009 and 5,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to vest within 60 days after March 20, 2009.

(15) Includes 151,685 shares of Class A common stock issuable to Mr. Dodd upon the exercise of options that are exercisable within 60 days after March 20, 2009 and 7,250 shares of Class A common stock issuable under restricted stock units and restricted stock awards that are scheduled to vest within 60 days after March 20, 2009.

(16) Includes 28,332 shares of Class A common stock issuable to Ms. MacIntyre upon the exercise of options that are exercisable within 60 days after March 20, 2009.

(17) Includes 4,166 shares of Class A common stock issuable to Mr. Kalinske upon the exercise of options that are exercisable within 60 days after March 20, 2009.

(18) Includes 16,154,534 shares of Class B common stock presently held by Mollusk Holdings and 1,666 shares of Class A common stock issuable to Mr. Marinelli upon the exercise of options that are exercisable within 60 days after March 20, 2009. Mr. Marinelli is the Vice President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Marinelli disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Mr. Marinelli is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596.

(19) Includes 12,666 shares of Class A common stock issuable to Mr. Maron upon the exercise of options that are exercisable within 60 days after March 20, 2009 and 14,444 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to vest within 60 days after March 20, 2009, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Maron's term on LeapFrog's board of directors. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(20) Includes 4,166 shares of Class A common stock issuable to Mr. McKee upon the exercise of options that are exercisable within 60 days after March 20, 2009 and 18,055 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to vest within 60 days after March 20, 2009, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. McKee's term on LeapFrog's board of directors;

(21) Includes 4,166 shares of Class A common stock issuable to Dr. Nagel upon the exercise of options that are exercisable within 60 days after March 20, 2009 and 14,444 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to vest within 60 days after March 20, 2009, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Dr. Nagel's term on LeapFrog's board of directors;

(22) The address for Mr. Simon is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596. Includes:

- 1,666 shares of Class A common stock issuable to Mr. Simon upon the exercise of options that are exercisable within 60 days after March 20, 2009.
- 77,654 shares of Class A common stock presently held by the Simon-Neben Family Trust, a revocable trust of which Mr. Simon is a trustee.
- 16,154,534 shares of Class B common stock presently held by Mollusk Holdings. Mr. Simon is the President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Simon disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(23) Includes 4,166 shares of Class A common stock issuable to Mr. Wang upon the exercise of options that are exercisable within 60 days after March 20, 2009 and 14,444 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to vest within 60 days after March 20, 2009, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Wang's term on LeapFrog's board of directors.

(24) Based on all existing executive officers and all incumbent directors as a group. See footnotes 12 through 23 above, as applicable. Includes 16,154,534 shares of Class B Common Stock held by Mollusk Holdings, as discussed above, but such amount has only been included once in the calculation even though it is attributed to two directors elsewhere in the table. Includes 5,396 shares of Class A common stock held by our executive officers who are not named in the Summary Compensation Table below. Also includes 36,400 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 20, 2009 held by executive officers who are not named in the table.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

In February 2008, we adopted a written policy regarding transactions with related persons that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) involving an amount that exceeds $120,000 in which LeapFrog and any "related person" are participants. Transactions involving compensation for services provided to LeapFrog as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of LeapFrog (as determined by the combined voting power of all classes of stock), including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to LeapFrog of the transaction and whether any alternative transactions were available. To identify related-person transactions, we rely on information supplied by our management and directors. In considering related-person transactions, the board takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to LeapFrog, (b) the impact on a director's independence if the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. If a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the board must look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of LeapFrog and its stockholders, as the board determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

Since April 2004, we have been a majority-owned subsidiary of Mollusk Holdings, an entity controlled by Lawrence J. Ellison that owns shares representing a majority of our voting power. In 2008 we purchased software products and support services from Oracle Corporation totaling $1,095,180. As of December 31, 2008, Lawrence J. Ellison, the Chief Executive Officer of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16.2 million shares of our Class B common stock, which represents approximately 52.4% of the combined voting power of our Class A common stock and Class B common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management."

Messrs. Simon and Marinelli are President and Vice President, respectively, of Lawrence Investments, an entity controlled by Lawrence J. Ellison that controls Mollusk Holdings. Mollusk Holdings owns shares of our Class B common stock representing a majority of the combined voting power of all outstanding shares. Mr. Simon is also a director and officer of Pillar Data Systems, Inc., an entity in which Lawrence J. Ellison is a majority stockholder and that billed us for approximately $427,000 in equipment fees in 2008. Mr. Simon's compensation arrangements with Lawrence Investments include an interest in certain profits resulting from Mr. Ellison's investment in Pillar Data Systems, Inc.

We are involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between LeapFrog and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. We are claiming a $635,000 refund of amounts we previously paid under the agreement, while Mounte LLC is claiming we owe it an additional payment of approximately $1,400,000. Mounte LLC is indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who beneficially own shares representing, respectively, 31%, 16.8% and 52.4% of our voting power. (For purposes of these percentages, which are determined in accordance with SEC rules based on information furnished by each stockholder, shares representing 14.1% of our voting power are considered beneficially owned by both Michael R. Milken and Lowell J. Milken.) In addition, Mr. Simon serves as a director of Mounte LLC. In March 2006, the parties agreed to defer further discussion pending the results of tax audits of Mounte LLC.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

BOARD OF DIRECTORS

Independence of the Board of Directors

We are a "controlled company" within the meaning of the New York Stock Exchange, or NYSE, listing standards because Mollusk Holdings holds more than 50% of the voting power of our outstanding shares. This status provides an exception to the requirements of the NYSE that a majority of the members of a listed company's board of directors qualify as "independent," as defined in the NYSE listing standards, as affirmatively determined by the board of directors, and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. However, under NYSE regulations, our non-management directors, including directors that may not qualify as "independent," must still meet at regularly scheduled executive sessions without management present and our audit committee must still be composed entirely of independent directors.

Our board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time. In addition, our board of directors has adopted categorical standards of independence to assist the board in its determination of director independence. The categorical standards were provided as Appendix A to our proxy statement for our 2008 Annual Meeting of Stockholders filed with the SEC on April 21, 2008.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively has determined that all of our directors are independent directors within the meaning of the applicable NYSE listing standards, except for Mr. Katz, our Chairman, CEO and President, Mr. Kalinske, our former Chief Executive Officer, Mr. Simon, President of Lawrence Investments, which controls Mollusk Holdings, and Mr. Marinelli, Vice President of Lawrence Investments. Our board of directors has also affirmatively determined that, pursuant to the categorical standards adopted by our board, none of the independent directors has a material relationship with us.

Meetings

During the fiscal year ended December 31, 2008, the board of directors held nine meetings. Each director attended at least 75% of the aggregate number of meetings of the board and of the committees on which the director served, held during the portion of the last fiscal year during which he was a director or committee member.

As required under NYSE listing standards, in fiscal 2008 our non-management directors of the full board of directors met three times in regularly scheduled executive sessions at which only non-management directors were present. Steven B. Fink, the Chairman of our board of directors in 2008, presided over each of these executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the non-management or independent directors generally, in care of our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the chair of the audit, compensation or nominating and corporate governance committee.

Compensation of Directors

During the fiscal year ended December 31, 2008, our non-employee directors received the following compensation for their service on our board of directors:

Director Compensation for Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)(5)(6)	All Other Compensation ($)	Total ($)
Steven B. Fink(7)	88,500	109,495	113,817	—	311,812
Thomas J. Kalinske	42,000	—	254,131	208,867(8)	504,998
Stanley E. Maron	74,500	72,997	68,292	—	215,789
E. Stanton McKee, Jr.	78,500	91,246	68,291	—	238,037
David C. Nagel	56,000	72,997	82,993	—	211,990
Ralph R. Smith(7)	60,750	72,997	71,025	—	204,772
Caden Wang	74,500	72,997	71,025	—	218,522

(1) Reflects board retainer fees, committee chair and audit committee retainer fees and meeting fees.

(2) The value shown for the stock awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123R and includes amounts attributable to awards granted in and prior to fiscal year 2008. The assumptions made in the valuation of the stock awards are discussed in Note 14, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions

(3) At December 31, 2008, our non-employee directors each held an aggregate number of shares subject to stock awards and stock options as follows:

Name	Stock Awards (in shares)			Stock Options (in shares)
	Vested	Unvested	Total Outstanding	Total Outstanding
Steven B. Fink	18,333	11,667	30,000	137,067
Thomas J. Kalinske	—	—	—	245,727
Stanley E. Maron	12,222	7,778	20,000	77,443
E. Stanton McKee, Jr.	15,277	9,723	25,000	56,100
David C. Nagel	12,222	7,778	20,000	56,218
Ralph R. Smith	12,222	7,778	20,000	65,892
Caden Wang	12,222	7,778	20,000	65,892

(4) The value shown for the option awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123R and includes amounts attributable to awards granted in and prior to fiscal year 2008. The assumptions made in the valuation of the option awards are discussed in Note 14, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions. In addition, to the extent that the awards were granted as part of the value-for-value stock option exchange program described in footnote 5 below, the values for such stock awards do not take into account the corresponding stock options with approximately equal value that were cancelled in exchange for the new option grant.

(5) Each of our non-employee directors participated in our option exchange program. The option exchange program exchange ratios were designed to result in a fair value for the new options that was equal to the fair

value of the options surrendered in the program, which we describe as a "value-for-value" exchange. New options were granted on June 9, 2008 on this value-for-value basis with similar terms and conditions to the original grants, except that, for any option shares that were already vested or would have been vested by June 9, 2009 under tendered options, the vesting was reset as to the same percentage of shares subject to the new award so that such new option shares would vest on June 9, 2009. Any remaining shares subject to the new award would vest in accordance with the original vesting schedule. The exercise price of all the options issued to our non-employee directors in the option exchange program was $9.14 per share. The assumptions made in the valuation of the replacement option awards are discussed in Note 14, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. However, as required, amounts shown in the table reflect the incremental fair value of replacement options, computed as of the grant date in accordance with FAS 123R, and exclude the impact of estimated forfeitures related to service-based vesting conditions.

Name	Option Shares Canceled	Option Shares Granted	Total Incremental Grant Date Fair Value
Steven B. Fink	135,000	81,467	$ 2
Thomas J. Kalinske	494,723	230,727	$14
Stanley E. Maron	95,000	53,943	$ 1
E. Stanton McKee, Jr.	80,000	41,100	$ 0
David C. Nagel	57,500	41,128	$ 0
Ralph R. Smith	63,750	50,892	$ 2
Caden Wang	63,750	50,892	$ 2

The above incremental grant date fair values for these grants reflect the total incremental fair value of options granted to the relevant individual in the option exchange program (net of options canceled in the exchange) rounded to the nearest dollar. The aggregate incremental grant date fair value for all non-employee directors was less than $21.

(6) In July 2008, each of our non-employee directors was automatically granted an annual nonstatutory stock option award pursuant to our 2002 Non-Employee Director Stock Award Plan. The full grant date fair value of each of these option awards, as calculated under FAS 123R for financial statement reporting purposes, is as follows:

Name	Full Grant Date Fair Value
Steven B. Fink	$101,455
Thomas J. Kalinske	$ 60,873
Stanley E. Maron	$ 60,873
E. Stanton McKee, Jr.	$ 60,873
David C. Nagel	$ 60,873
Ralph R. Smith	$ 60,873
Caden Wang	$ 60,873

(7) Messrs. Fink and Smith resigned from the board of directors in March 2009.

(8) On December 31, 2006, we entered into an Amendment to Employment Agreement with Thomas J. Kalinske, our Vice Chairman, pursuant to which his employment with us terminated effective December 31, 2006. In connection with his termination, we agreed to provide (a) payments of $46,875 per month from January 1 through June 30, 2007 and $50,500 per month from July 1, 2007 through April 28, 2008 on our customary payroll dates, which had an aggregate value of $786,250 and (b) reimbursement of health insurance benefits for him and his dependents until the earlier of April 28, 2008 and the date on which Mr. Kalinske became eligible for group health insurance benefits from a subsequent employer. We did not pay any benefits reimbursement amounts in 2008, but we did pay $202,000 in continued severance in 2008. In addition, for the first two months of 2008 we leased an office for Mr. Kalinske's use and paid a total of $6,867 in rental and operating fees.

Discussion of Director Compensation

Each of our non-employee directors receives a cash meeting fee of $1,500 for each board of directors and committee meeting attended, even if the meetings occurred on the same day. In addition to this meeting fee, each non-employee director received the following annual retainer fees:

- Each non-employee director received an annual retainer of $30,000, provided that a non-employee director who held the position of Chairman of our board received an annual retainer of $60,000 in lieu of an annual retainer of $30,000.
- Each non-employee director who served as a member of our audit committee received an annual retainer of $10,000, provided that the Chairman of our audit committee received an annual retainer of $20,000 in lieu of an annual retainer of $10,000.
- Each non-employee director who served as the Chairman of our compensation committee, nominating and corporate governance committee, and any other committee created by our board of directors received an additional annual retainer of $5,000.

In the fiscal year ended December 31, 2008, the total cash compensation paid to non-employee directors was $474,750. The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

The 2002 Non-Employee Directors' Stock Option Plan, or Director Plan, provided for automatic stock option grants to our non-employee directors. In March 2006, the board adopted an amendment and restatement of the Director Plan (and renamed it the 2002 Non-Employee Directors' Stock Award Plan), which was approved by our stockholders at the 2006 annual meeting of stockholders.

The Director Plan, as amended and restated, provides for an initial stock award upon being elected to the board and annual stock awards on July 1 of each year (or the next business day if that date is a legal holiday or falls on a weekend day). The board or a committee of the board has the discretion to provide that initial and annual grants under the Director Plan will be made in the form of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights or performance stock awards. If equity grants are made in the form of stock options, the Director Plan provides that the initial grant is an option to purchase 30,000 shares of our Class A common stock and the annual grant is an option to purchase 15,000 shares of our Class A common stock; provided, however, that a non-employee director who holds the position of Chairman of our board of directors at the time of the annual grant will receive an annual grant of 25,000 shares in lieu of an annual grant of 15,000 shares. In the event that initial and annual grants are made in the form of stock awards other than options, the board or a committee of the board has the authority to determine the number of shares subject to such stock awards. No other stock awards may be granted at any time under the Director Plan.

With respect to stock option awards, the exercise price of options granted under the Director Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Director Plan vest in equal monthly installments over a three-year period in accordance with its terms. The term of options granted under the Director Plan is ten years. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving LeapFrog, the vesting of each option will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

In February 2007, the board unanimously approved a grant of 20,000 restricted stock units, or RSUs, to directors that had not been employed by LeapFrog in the past three years, except that our former board

Chairman, Mr. Fink, received a grant of 30,000 RSUs and the Chairman of our audit committee, Mr. McKee, received a grant of 25,000 RSUs. The grants were recommended by our nominating and governance committee based primarily on a competitive compensation review that showed LeapFrog's director compensation fell short of the board's target of maintaining total director compensation at approximately the 75th percentile of similar companies. These RSUs vest monthly over a three-year period, and, regardless of the vesting terms, the shares of Class A common stock underlying the RSUs would not be delivered to a director until three months following the expiration or termination of the director's term on the board. The vesting of these RSUs would fully accelerate in the event of a "change in control," as defined in the 2002 Non-Employee Director Stock Award Plan. In 2008, the board did not approve any further awards of RSUs or other equity awards other than the standard annual option grants described above.

Committees of the Board

In 2008, our board had three committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The following table provides membership and meeting information for each of the board committees in 2008:

Member of our board of directors in the fiscal year 2008	Audit	Compensation	Nominating and Corporate Governance
Steven B. Fink(1)		X	X
Stanley E. Maron(2)	X	X	X
E. Stanton McKee, Jr.	X*		
David C. Nagel		X*	
Ralph R. Smith(1)		X	X*
Caden Wang	X		X
Total meetings in fiscal year 2008	10	7	4

* Committee chair in 2008

(1) Messrs. Fink and Smith resigned in March 2009.

(2) Mr. Maron was appointed to each of the Compensation Committee and Nominating and Corporate Governance Committee in May 2008.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors determined that each member of each committee in 2008 met the applicable rules and regulations regarding "independence" and that each member was free of any relationship that would interfere with his individual exercise of independent judgment with regard to LeapFrog.

In March 2009, our committee membership was changed as follows:

Committee Members	Audit	Compensation	Nominating and Corporate Governance
Paul T. Marinelli			X
Stanley E. Maron	X	X	X
E. Stanton McKee, Jr.	X*		
David C. Nagel		X*	
Philip B. Simon		X	
Caden Wang	X	X	X*

* Committee chair

Messrs. Simon and Marinelli were appointed to the Nominating and Corporate Governance Committee and Compensation Committee, respectively, in March 2008. While the board did not conclude that such directors were "independent" as defined in the NYSE listing standards, these committees are not required to be composed entirely of independent directors because we are a "controlled company," as discussed in more detail above under "Independence of the Board of Directors."

AUDIT COMMITTEE

The audit committee of our board of directors was established by our board in accordance with Section (3)(a)(58)(A) of the Securities Exchange Act of 1934, as amended, or the 1934 Act, and oversees our corporate accounting and financial reporting process and the audits of our financial statements. For this purpose, the audit committee performs several functions. Among other things, the audit committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on LeapFrog's engagement team as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- reviews, assesses and approves the annual audit plan for LeapFrog's internal audit function;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's annual report on Form 10-K and quarterly reports on Form 10-Q and other financial disclosures; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

The audit committee is currently composed of three directors: Messrs. McKee (Chairman), Maron and Wang. The audit committee met 10 times during our 2008 fiscal year. The board has determined that all members of LeapFrog's audit committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The audit committee has adopted a written audit committee charter that is posted on our website at www.leapfrog.com under About Us—Investor Relations—SEC Filings.

Our board of directors has determined that Mr. McKee, the Chairman of our audit committee, and Mr. Wang each qualify as an "audit committee financial expert," as defined in applicable SEC rules. The board made a qualitative assessment of Messrs. McKee's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience, in the case of Mr. McKee, as a chief financial officer for a public reporting company, and in the case of Mr. Wang, as chief financial officer for various privately held companies and as the chair of the audit committee of a public reporting company.

REPORT OF THE AUDIT COMMITTEE[1]

The audit committee consists of three directors, each of whom is an independent director in accordance with the rules and regulations of the NYSE.

The responsibilities of the audit committee include selecting an accounting firm to be engaged as LeapFrog's independent registered public accounting firm and pre-approving any non-audit services provided by LeapFrog's independent registered public accounting firm. Additionally, and as appropriate, the audit committee reviews and evaluates, and discusses and consults with LeapFrog management, LeapFrog internal audit personnel and the independent registered public accounting firm regarding the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of LeapFrog's consolidated financial statements;
- LeapFrog's financial disclosure documents, including all financial statements, and reports filed with the SEC or sent to stockholders;
- changes in LeapFrog's accounting practices, principles, controls or methodologies, or in LeapFrog's financial statements;
- significant developments in accounting rules;
- the internal audit function, including its plans, activities, personnel, processes for reporting and detecting errors, non-compliance with applicable law and policies, and fraud;
- the adequacy of LeapFrog's internal accounting controls, and accounting, financial and auditing personnel; and
- the establishment and maintenance of an environment at LeapFrog that promotes ethical behavior.

Monitoring of Integrity of Financial Statements

The audit committee is responsible for recommending to the board of directors that LeapFrog's financial statements be included in LeapFrog's annual reports. In fulfilling this responsibility, prior to each of the releases of our financial results for 2008, the audit committee reviewed the quarterly and annual financial statements and discussed the financial statements with management and Ernst & Young LLP, the company's independent registered public accounting firm. At each of its meetings to discuss financial statements, management represented to the audit committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The audit committee discussed with management the significant accounting policies utilized by the company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. At each of these meetings to review the financial results, the audit committee met separately with the independent registered public accounting firm to review the results of its examination and the overall quality of the company's financial and accounting reporting. In relation to the audited consolidated financial statements for 2008, the audit committee reviewed and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 114, The Auditor's Communication with Those Charged with Governance, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

Based on the discussions with management and Ernst & Young LLP concerning the audit, the audit committee's review of the representations of management and the report of the independent registered public accounting firm to the audit committee, the audit committee's independence review, as described below, and the

---

1 The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933, amended, or the 1933 Act, or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

review of such other matters deemed relevant and appropriate by the audit committee, the audit committee recommended to the board of directors that the financial statements be included in LeapFrog's 2008 Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2008.

Oversight of Independent Registered Public Accounting Firm

The audit committee appoints the independent registered public accounting firm and reviews their performance and independence from management. The audit committee has also received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP the independent accountants' independence from the company. Ernst & Young LLP reported that it is independent under applicable standards in connection with its audit opinion for the company's 2008 financial statements.

As set forth in its charter, the audit committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm, provided that, as allowed under its charter, the audit committee has delegated to the chair of the audit committee the authority to grant such pre-approvals, provided that all approvals made by the chair are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the audit committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the audit committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The fees paid to the independent registered public accounting firm for services performed for fiscal year 2008 are disclosed in this report under "Proposal Two—Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information."

Oversight of Assessment of Internal Control Over Financial Reporting

During 2008, management documented, tested and evaluated the company's internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The audit committee was kept apprised of the company's progress by management and the independent registered public accounting firm at each regularly scheduled committee meeting as well as at specially scheduled meetings. At the conclusion of the assessments, management and Ernst & Young LLP each provided the audit committee with its report on the effectiveness of the company's internal control over financial reporting. The committee reviewed management's assessment and the independent registered public accounting firm's opinion on the effectiveness of internal control over financial reporting that were included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Audit Committee

E. Stanton McKee, Jr. (Chairman)
Stanley E. Maron
Caden Wang

COMPENSATION COMMITTEE

The compensation committee reviews and approves the overall compensation strategy and policies for LeapFrog. The compensation committee reviews and approves corporate performance goals and objectives relevant to the compensation of LeapFrog's executive officers and other senior management; reviews and recommends to the board for approval the compensation and other terms of employment of LeapFrog's CEO; administers LeapFrog's equity incentive and purchase plans, stock bonus plans and other similar programs; and reviews and recommends that the Compensation Discussion and Analysis section be included in this proxy statement. The compensation committee may form and delegate authority to subcommittees, as appropriate. Under this delegation authority, the compensation committee has formed a non-executive officer stock award committee, currently made up of LeapFrog's CEO, that may grant stock awards to employees who are not executive officers (as that term is defined in Section 16 of the 1934 Act and Rule 16a-1 under Section 16 of the act) of LeapFrog, provided that this committee is authorized to grant only stock awards that meet the annual stock award grant guidelines approved by the compensation committee, which sets forth the number of shares that may be granted to persons based on level and the total number of shares that may be granted in any given year.

Our policy is that we will not time or select the grant dates for any stock options or stock-based awards in coordination with the release by us of material non-public information, nor will we have any program, plan or practice to do so. In addition, we have specific written policies regarding the selection of grant dates for stock options and stock-based awards made to our executive officers and employees. See the section entitled "Compensation Discussion and Analysis—Elements of Executive Compensation—Stock Award Grant Date Policy" in this proxy statement for information relating to this policy.

The compensation committee reviews and considers evaluations and recommendations from the Chief Executive Officer submitted to the compensation committee with respect to the compensation of other executive officers. The Chief Executive Officer is not present during any deliberations or decisions concerning his compensation.

The compensation committee is authorized under its charter to obtain, at the expense of the company, advice and assistance from internal and external legal, accounting or other advisors and consultants that the compensation committee considers necessary or appropriate in the performance of its duties. During the past fiscal year, the compensation committee engaged Towers Perrin and, subsequently, Compensia Inc., as its compensation consultants. The compensation committee requested that the compensation consultants evaluate LeapFrog's compensation practices and assist in developing and implementing the executive compensation program and philosophy. Towers Perrin developed a competitive peer group and performed analyses of competitive performance and compensation levels. The competitive peer group was re-analyzed by Compensia for the July 2008 meeting of the compensation committee and modifications recommended. The compensation consultants also met individually with members of the compensation committee and senior management to learn more about LeapFrog's business operations and strategy, key performance metrics and target goals and the labor markets in which we compete. Towers Perrin developed recommendations that were reviewed and approved by the compensation committee for 2008, and Compensia's recommended modifications to the peer group in preparation for 2009 were reviewed and ultimately approved in October 2008. The specific tasks and responsibilities in implementing the directive of the compensation committee are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

The compensation committee is currently composed of four directors, Dr. Nagel (Chairman) and Messrs. Maron, Simon and Wang. Mr. Maron was appointed to the committee by the board of directors in May 2008. Messrs. Simon and Wang were appointed to the committee by the board in March 2009. The board has determined that all members of LeapFrog's compensation committee are independent (as independence is defined in the NYSE listing standards), except, as permitted by NYSE listing standards for "controlled companies," for Mr. Simon, President of Lawrence Investments. The compensation committee met seven times during our 2008 fiscal year. The compensation committee has adopted a written compensation committee charter that is posted on our website at www.leapfrog.com under About Us—Investor Relations—Corporate Governance.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, in 2008, Dr. Nagel and Messrs. Fink, Maron and Smith served on our compensation committee. During the fiscal year ended December 31, 2008, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

REPORT OF THE COMPENSATION COMMITTEE[2]

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the compensation committee has recommended to the board of directors that the CD&A be included in this proxy statement and incorporated into our annual report on Form 10-K for the fiscal year ended December 31, 2008.

Compensation Committee

David C. Nagel (Chairman)
Stanley E. Maron
Philip B. Simon
Caden Wang

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The nominating and corporate governance committee, or governance committee, of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board (consistent with criteria approved by the board), reviewing and evaluating incumbent directors, recommending to the board for selection candidates for election to the board of directors, making recommendations to the board regarding the membership of the committees of the board, assessing the performance of management and the board, reviewing the compensation paid to non-employee directors for their service on our board and its committees, and developing a set of corporate governance principles for LeapFrog. Our governance committee is currently composed of three directors, Messrs. Marinelli, Maron and Wang. Mr. Maron was appointed to the committee by the board of directors in May 2008. Mr. Marinelli was appointed to the committee by the board in March 2009. The board has determined that all members of the governance committee are independent (as independence is defined in the NYSE listing standards), except, as permitted by NYSE listing standards for "controlled companies," for Mr. Marinelli, Vice President of Lawrence Investments. The governance committee met four times during our 2008 fiscal year. Our governance committee charter is posted on our website at www.leapfrog.com under About Us—Investor Relations—Corporate Governance.

The governance committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The governance committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of LeapFrog, demonstrated excellence in his or her field, having the

---

2 The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the 1933 Act or the 1934 Act, other than LeapFrog's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the governance committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the governance committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and LeapFrog, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors, the governance committee reviews such directors' overall service to LeapFrog during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the governance committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The governance committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The governance committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the board by majority vote. To date, LeapFrog has not received a timely recommendation for a director nominee from a stockholder or stockholders holding more than 5% of our voting stock, except for the Mollusk Holdings recommendation for Messrs. Simon and Marinelli, both of whom were appointed to the board in March 2009.

The governance committee will consider director candidates recommended by stockholders. The governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the governance committee to become nominees for election to the board may do so by delivering a written recommendation to the governance committee at the following address: Chairman of the Nominating and Corporate Governance Committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders, which for our 2010 annual meeting of stockholders is a deadline of December 21, 2009. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our board has documented its Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the board to, among other things, reflect changes to the NYSE listing standards and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The nominating and corporate governance committee assists the board in implementing and enforcing the Corporate Governance Guidelines.

Corporate Governance Materials

Our Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the investor relations section of our website at www.leapfrog.com under About Us—Investor Relations—Corporate Governance. In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines as well as the charters of our audit committee, compensation committee and nominating and corporate governance committee by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.

CODE OF ETHICS

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on the investor relations section of our website at www.leapfrog.com under About Us—Investor Relations—Corporate Governance. Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at www.leapfrog.com under About Us—Investor Relations—Corporate Governance.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

LeapFrog's board has adopted a formal process by which stockholders may communicate with the board or any of its directors. Stockholders and other interested parties who wish to communicate with the board may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608. The board has established procedures for how we should deal with all direct communications. The board has directed that all communications will be compiled by our Corporate Secretary and submitted to the board or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board. The purpose of this screening is to allow the board to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the non-management directors of the board. Directors may at any time request that we forward to them immediately all communications received by us. All communications directed to the audit committee in accordance with the procedures set forth in this paragraph that relate to accounting, internal accounting controls or auditing matters involving LeapFrog will be promptly and directly forwarded to the audit committee. A summary of these communication procedures is posted on our website at www.leapfrog.com under About Us—Investor Relations—Corporate Governance.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Discussion and Analysis provides information about the overall objectives of our executive compensation program and each element of compensation that we provide to our named executive officers. For purposes of this proxy statement, our "named executive officers" are our President and Chief Executive Officer (CEO), our Chief Financial Officer (CFO), our three other most highly compensated executive officers during 2008, and two individuals who would have been among the three other most highly compensated executive officers during 2008 but for the fact that these individuals were not serving as executive officers at the end of fiscal 2008, as reflected in the Summary Compensation Table below. The compensation philosophy discussed here is applicable to all of our named executive officers.

Executive Compensation Program Philosophy

Our compensation philosophy is to provide total compensation packages that reasonably, equitably and responsibly meet the following objectives:

- Motivate and reward outstanding company performance and to a lesser extent individual performance.
- Attract and retain talented employees who are motivated to perform at a high level and to contribute significantly to the achievement of our goals.
- Align the efforts of our employees with the interests of our stockholders over the long term.
- Effectively manage the total cost of executive compensation to the company.

Our compensation philosophy is implemented through the following key principles:

- Providing a balanced mix of cash and equity-based compensation that we believe is suitable to motivate executives to achieve company goals while aligning their short- and long-term interests with those of our stockholders.
- Ensuring that a significant portion of each executive's compensation is variable or "at risk," subject primarily to the performance of the company overall and secondarily to an individual's performance toward short- and long-term goal achievement.
- Paying base salaries that are competitive with levels in effect at companies with which we compete for talent.
- Providing annual bonus opportunities intended to motivate executives and employees to achieve or exceed established operating goals and to generate rewards that maintain total compensation at competitive levels.
- Providing equity-based incentives for executives and other key employees to ensure they are motivated over the long term to respond to our business opportunities and challenges as owners and not just as employees.
- Targeting the key elements of executive compensation (base salary, annual bonus opportunity and equity incentives) to provide compensation packages for our executive officers individually and as a group at approximately the 50th percentile of similarly situated companies.
- Providing flexibility such that target compensation for individual executive officers may vary above or below the median based on a variety of factors, such as the executive's skill set relative to peers, experience and time in position, the criticality of the role to us, the difficulty of replacement, the individual's performance and internal pay equity considerations.
- Enabling executives and employees to accumulate savings toward retirement through our company-wide 401(k) plan.

Compensation Methodology

The compensation committee of our board of directors is responsible for the design, implementation and oversight of the executive compensation programs for our executive officers and reports to the full board of directors its discussions and actions. Typically, our CEO makes recommendations to the compensation committee regarding short- and long-term compensation for our named executive officers as well as our other executive officers based on company results, an individual executive's contribution toward these results, performance toward goal achievement, market surveys and input from our Human Resources department and our independent compensation consultant. The compensation committee also recommends to the full board for approval all compensation matters related to our CEO. The compensation committee's recommendations to the full board regarding CEO compensation are based on the compensation committee's assessment of company and CEO performance, input from our outside compensation consultant, and other factors such as prevailing industry trends.

The compensation committee has engaged and uses the services of an outside compensation consultant to provide it with advice and guidance on design of our compensation programs and policies and relevant information regarding executive compensation at similarly situated companies, as well as relevant information about other market practices and trends. In July 2008, the compensation committee replaced our former compensation consultant, Towers Perrin, with a new compensation consultant, Compensia, Inc. Prior to the replacement, Towers Perrin had served as advisor to our compensation committee for approximately five years, and the committee believed it would be appropriate to engage a new firm as a matter of good corporate governance. Compensia is retained directly by the compensation committee and works under the direction of the compensation committee. We have not engaged Compensia for any other services, though it is possible that Compensia could be retained by the nominating and corporate governance committee to provide advisory services relating to board compensation. Compensia provides comment and guidance to the compensation committee and management in advance of compensation committee meetings on compensation proposals, including changes to compensation levels for any executive officers, the design of equity programs, and the design of compensation programs, such as severance and change-in-control policies, perquisites and other executive benefit programs. In addition, Compensia, reviews compensation materials prepared by management in advance of compensation committee meetings.

Annually, under the direction of the compensation committee, our compensation consultants have conducted reviews of the effectiveness and competitiveness of our total executive compensation packages, which includes reviewing base salaries, short- and long-term incentives, including cash bonuses and equity awards, and other executive benefits, by conducting benchmarking studies of our compensation peer group described below and analyzing the results of these studies, as well as data from third-party compensation surveys. The information provided is used to determine if the total compensation packages of our executive officers are competitive and if each element of those compensation packages is aligned with reasonable and responsible practices in our industry and geographic marketplace.

In early 2008, Towers Perrin and the compensation committee established a compensation peer group to determine competitive compensation levels for our executive officers. Previously, in 2007, Towers Perrin reviewed a cross section of competitors and related industries with a focus on toy, gaming and educational products and identified 18 companies from the toy, education, consumer goods, and prepackaged software industries as our "compensation peer group." Based on a subsequent review of the 2007 peer group, Towers Perrin determined that the 2007 peer group should remain unchanged. The compensation committee reviewed and approved the 18 companies recommended by Towers Perrin at its February 28, 2008 meeting. The compensation peer group was composed of the following companies:

Activision, Inc.	CNET Networks, Inc.	Educate, Inc.
Electronic Arts Inc.	The Gymboree Corporation	Hasbro, Inc.
JAKKS Pacific, Inc.	Mattel, Inc.	McAfee, Inc.
McGraw-Hill Companies	Midway Games Inc.	Palm, Inc.
RC2 Corporation	Renaissance Learning, Inc.	Scholastic Corporation
Take-Two Interactive Software	THQ Inc.	John Wiley & Sons, Inc.

After its engagement, Compensia assisted our compensation committee in an effort to refine and update the peer group composition, establishing a list of "direct peers" and a separate list of "industry reference peers." The direct peer group is intended to include companies whose market position and size more closely match ours. These companies are the primary companies we use to benchmark our executive officer and board compensation. These direct peer companies must meet at least three of the following six criteria:

Qualitative	**Quantitative**
Must be:	Must be 0.4x to 2.5x LeapFrog's size in:
• In a related business or industry*,	• Revenues,
• A San Francisco Bay Area technology company, *or*	• Market capitalization, *or*
• A turnaround company	• Number of employees

* Toys, educational products, consumer packaged goods for children, games (handheld, electronic, hardware or software), software or e-commerce

The compensation committee reviewed and approved the following 13 companies recommended by Compensia for inclusion in our direct peer group:

BlackBoard	Build A Bear Workshop	CyberSource
iRobot	JAKKS Pacific	K12
Midway Games	Openwave Systems	Palm
RC2	Real Networks	Renaissance Learning
THQ		

An industry reference peer group was established as a secondary reference point for executive and Board pay program design and trends and best compensation practices. The industry peer group is composed of companies that provide toys, educational products, consumer packaged goods for children or games (handheld or electronic, hardware or software). The compensation committee reviewed and approved the following six companies recommended by Compensia for inclusion in our industry reference peer group: Activision, Electronic Arts, Hasbro, Mattel, Scholastic Corporation and The McGraw-Hill Companies.

The compensation committee approved these two peer groups after reviewing Compensia's report and analyzing and comparing the various peer groups proposed by the two compensation consultants. The committee determined to eliminate from the peer groups five companies included in the previous peer group (Take Two Interactive Software, The Gymboree Corporation, Educate, Inc., McAfee, Inc., and John Wiley and Sons, Inc.) that the committee believed to be less relevant to LeapFrog because of their sizes and business focus. CNET Networks, Inc. was acquired during 2008 and therefore was removed from the peer groups. The seven new companies included in the current direct peer group (BlackBoard, Build-A-Bear Workshop, CyberSource, iRobot, K12, Openwave Systems, and Real Networks) were more similar to LeapFrog in size based on revenues, market capitalization and number of employees. The compensation committee determined that the remaining companies in the previous peer group were more appropriately included in the industry peer group than in the direct peer group because, while they operated in a very similar business or industry, they did not meet two or more of the other criteria established for the direct peer group. The new peer groups were approved by the compensation committee at their October 30, 2008 meeting. We believe the companies in our compensation peer groups represent a good cross-section of the companies against which we compete for talent or that are similar to us in size and business focus.

In addition to benchmarking studies of the compensation peer group, the compensation committee employs the collective experience and judgment of its members and advisors in determining the total compensation and the various components of the packages paid to our executive officers. The compensation committee has also historically taken into account input from other sources, including other independent members of the board, publicly available data relating to the compensation practices and policies of other companies within and outside of our industry, and the input of our CEO and Human Resources department. While the compensation committee does not believe that compensation peer group benchmarking is appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, the compensation committee finds that evaluating this information is an important part of its decision-making process and exercises its discretion in determining the nature and extent of its use.

In light of the current economic climate, the compensation committee considered in February 2009 the incentives provided by our executive compensation programs and whether they encouraged excessive risk taking or other behaviors that could have a negative impact on our long-term prospects. While the committee felt that our various compensation elements provided an appropriate balance of incentives that did not encourage our management to take unreasonable risks, they determined that the variable component of compensation (in particular our 2009 bonus program) should be modified for 2009 to reflect new business realities as we weather the recession. The adjustments to the bonus plan to emphasize cash management and achieving an operating profit are discussed in more detail in "Elements of Executive Compensation" below under "Performance-Based Annual Bonus Awards."

Elements of Executive Compensation

The compensation committee has determined that a mix of cash and equity, along with severance, health and other benefits, be used in order to provide total compensation packages for our executive officers and others that meet our objectives as outlined above. The elements of our executive compensation are:

- Base salary
- Performance-based annual bonus awards
- Equity incentive awards, including stock options and restricted stock units
- Severance benefits
- Other benefits and perquisites

The overall composition of an executive's total compensation package is determined initially based on competitive market benchmarks provided by Compensia for the position and the skills and experience of the individual. Each year, the total compensation of executives is evaluated with respect to company performance, individual performance, changes in scope of responsibility and competitive market changes for each position. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the compensation committee reviews information provided by Compensia to determine the appropriate level and mix of incentive compensation for the year. While the determination of base salary and equity components are generally independent of the decisions regarding other elements of compensation, target bonus is expressed as a percentage of base salary and, therefore, dependent upon the determination of base salary. As a general matter, the level of compensation "at risk" increases with the executive's level of responsibility.

Towers Perrin conducted for the compensation committee a comprehensive study of executive compensation in 2006, and that data was updated for 2008. The studies determined that LeapFrog's executive compensation was approximately at the median competitive level for all elements of overall compensation for our executive officers.

For 2009, Compensia conducted for the compensation committee a study of the compensation of our executive officers for 2009 using the refined direct peer group and industry reference peer group, supplemented by data from a third-party compensation survey. The study indicated that our target direct total compensation for our executive officers (target total cash plus the value of ongoing equity awards) aligns with the market 40th percentile. The market data consisted of published survey data and direct peer data from proxy statements. The decline in value of stock awards granted in 2008 contributed to the decrease in the market percentile from the 2008 survey.

The specific compensation elements are described below with discussion of compensation decisions for each element with respect to the named executive officers.

Base Salary

The compensation committee reviews and determines the base salaries of our executive officers, including our CEO, on an annual basis, and it makes these determinations on a case-by-case basis upon the hiring of any new executive officers. In determining the total compensation package for a new executive officer, the compensation committee reviews market data for the position, the experience and skills of the candidate, total compensation at the candidate's former employer, including any compensation that will be forfeited upon departure from the candidate's former employer. For its annual review of compensation, with respect to determining base salaries, the compensation committee considers individual and company performance, potential of the executive officer to contribute to the long-term success of the company, scope of responsibilities and experience, and competitive salary practices. The study conducted by Compensia for 2009 indicated that our executive base salaries align with the market 55th percentile overall, although there was significant variation by individual.

Based on the overall performance of the company in 2007 and the comparative position of our executives' salaries relative to the external market, the compensation committee determined in February 2008 that no base salary increases for our named executive officers were warranted with the exception of a 9.1% increase for Ms. MacIntyre, our Executive Vice President, Product, Innovation and Marketing, who joined us in January 2007. This increase was approved by the compensation committee in February 2008 and brought Ms. MacIntyre's base salary to $300,000 from $275,000 annually. This salary change was recommended based on competitive data from our compensation peer group (the Towers Perrin list) as well as to address internal equity issues.

Due to business conditions, including the global economic crisis and the pervasive uncertainty surrounding 2009 revenue expectations, and based on the overall performance of the company in 2008, the compensation committee determined in February 2009 that no base salary increases for named executive officers were warranted for 2009.

Performance-Based Annual Bonus Awards

Annual performance bonuses are intended to motivate executives to achieve LeapFrog's short-term goals and are designed to reward company performance and individual performance. The compensation committee approved executive goals for 2008 performance-based bonuses at its February 2008 meeting and determined executive bonus awards for 2008 performance at its February 2009 meeting. To determine bonus awards, the compensation committee first calculated the extent of the funding of the bonus pool. The potential size of the bonus pool is generally based upon the aggregate of the target bonuses (typically expressed as a percentage of salary) for which each employee is eligible. Funding is calculated by assessing company performance against the pre-determined financial measures described below to determine the amount of the company component of the bonus pool, which is then added to a pre-set individual portion of the bonus pool. After the bonus pool is calculated, the overall pool is generally allocated among employees, including executive officers, based on individual performance, using a multiplier percentage against their allocated portion of the bonus pool. However, for 2008, as discussed below, the committee determined that no bonuses would be paid to any of our executive officers from the bonus pool, either from the individual component or from the company performance component. For 2009, Compensia reviewed the bonus targets of our executive officers and determined that target bonus percentages were generally between the market 25th and 50th percentiles overall.

Under the 2008 bonus plan approved by the compensation committee in February 2008, our CEO, Mr. Katz, had an overall bonus target of 100% of his 2008 base compensation and our other named executive officers had overall bonus targets of 50% of their 2008 base compensation. For all our named executive officers, their individual portions of the bonus pool were funded with an amount equal to 20% of their target bonuses. The overall target bonuses are typically initially set in employees' offer letters or employment terms and are based on competitive market data for their positions. The individual versus company portion allocation is determined by using competitive market practices and by our assessment of the amount of pay that should be at risk for our named executive officers. Percentages may be modified from year to year based on competitive market data or on changes to an employee's position within the company.

The funding of the company performance portion of the bonus pool for 2008 performance was based on four company financial measures: (1) total 2008 net sales, (2) overall gross margin, (3) overall operating income and (4) achievement of a "momentum index," which is a measure of projected 2009 operating income. The momentum index measure was implemented to provide incentives in 2007 during the "reload" phase of our turnaround strategy, which entailed the development of a strong new product line for 2008 to position us for sales growth, and was measured based on the 2007 projection for net sales of new products in 2008. In 2008, as we launched the product lines developed in 2007, the momentum index was modified to focus on projected operating income for 2009 to reflect the focus on profitability for 2009 and beyond, and the weighting of this measure was reduced from 40% to 10% of the overall company-performance portion of the bonus pool. Giving financial performance metrics more weight reflected our renewed focus on achieving our projected financial results in 2008, compared to a primary focus on product development for 2007. With each measure, there is minimum performance level required to trigger any funding of the company-performance portion of the bonus pool in any of the categories. If the minimum performance for any measure is achieved, 80% of the amount allocated to that measure is funded. If the target performance for any measure is achieved, 100% of the amount allocated to that measure is funded. If performance exceeds the target performance for any measure, up to 200% of the amount allocated to that measure is funded. In addition, as part of our 2008 bonus program, the compensation committee required that our actual 2008 net sales of new products achieve the level projected by the 2007 momentum index before the 2008 bonus pool could be funded for the 2008 net sales component.

The weighting of each measure and range of potential payout resulting from the achievement of each measure were approved by the compensation committee in February 2008 and were as follows:

Company Performance Measure	Weight
2008 net sales	30%
2008 gross margin	30%
2008 operating income	30%
Momentum index, which is based on projected 2009 operating income	10%

In 2008, our net sales were $459.1 million, we had an overall gross margin of 40%, and we had an operating loss of ($60.1 million). None of these met the minimum target amounts required by our 2008 bonus plan. Further, in February 2009, we projected 2009 operating income to be below the minimum performance level for our momentum index measure, resulting in no bonus payout on that company performance measure either. As a result, no company-performance bonuses were paid. This result is consistent with our philosophy that a sufficient portion of executive target bonuses be funded based solely on quantitative overall company performance measures. We believe this aligns the interests of our executives with those of our stockholders in achieving company operating goals.

While funding for the bonus pool as a whole was based on the calculations described above, the actual bonus payout for each of the named executive officers (other than the CEO) was to be determined under the 2008 bonus plan on the basis of the CEO's evaluation of the individual performance of the named executive officer, in part with respect to overall achievement of his or her goals for the year, and in part with respect to the contributions and impact that his or her area of responsibility made to the achievement of key corporate accomplishments. In the case of the CEO's bonus award, the compensation committee evaluates CEO performance and makes a recommendation to the full board. The amount of the bonus awards actually paid to our named executive officers can be less than or exceed the funded amount per person, as determined through performance reviews and subject to approval by the compensation committee.

While under the terms of the 2008 bonus plan, the individual component of the bonuses would have been funded with respect to 20% of the target bonus of each executive officer, the compensation committee determined at its February 2009 meeting that no bonuses would be paid to the CEO or any of the named executive officers. (Messrs. Moon and Pidel were not eligible for bonuses under the 2008 bonus plan because of their departure from the company in December 2008.) This determination was based primarily on our financial results, uncertainty about our performance in 2009 in light of the current recession, and our focus on cash management and achieving our goals in reducing our operating loss in 2009.

2009 Bonus Plan

In February 2009, the compensation committee approved a 2009 bonus plan with modifications from prior years. Taking into account the expected global economic environment through at least 2009, the committee determined that the 2009 bonus plan should be adjusted to reflect our priorities for a difficult environment over the coming year.

While retaining the same target bonuses and funding the individual component of the target bonuses in the same manner as in 2008, the 2009 bonus plan has a new structure for funding and paying out the company performance portion of target bonuses. The goal of the new company performance component of the 2009 bonus plan (which again represents 80% of any bonus funding for our executives as described in more detail below) represents a significant change from the bonus plans of recent years in that it focuses on managing cash flow and achieving an improved operating income rather than on achieving top-line product sales growth. As noted in "Compensation Methodology" above, while the committee felt that our various compensation elements provided an appropriate balance of incentives that did not encourage our management to take unreasonable risks relating to our business, they determined the variable component could be modified for 2009 to reflect new business realities as we weather the recession.

As in prior years, the extent of the actual funding of the bonus pool is determined by the compensation committee in its discretion. The target bonus pool again includes two components: (1) a company performance component (for executive officers, 80% of their respective target bonuses), which is calculated by assessing company performance against pre-determined financial measures as described below, and (2) an individual component (for executive officers, 20% of their respective target bonuses), which will be funded only if the threshold end-of-year 2009 operating income financial goal for the company performance component is achieved. After calculating the extent of the funding of the bonus pool, the pool is allocated among employees, including our executive officers, based on a review of individual performance, using a multiplier percentage against their allocated portion of the relevant component of the overall bonus pool.

For 2009, funding of the company component of the bonus pool will be based upon the following company performance goals: a quarterly cash balance goal and a year-end measure of operating profit or loss.

Quarterly Cash Balance Goals During Fiscal 2009. With respect to the company performance component of the target bonus pool, 30% of that pool will depend upon achievement of specified quarterly cash balance goals. For each of the first three fiscal quarters of 2009, a cash balance goal has been set by the compensation committee based upon our operating plan for 2009. In any of the quarters, 80% to 100% of the cash balance element of the company performance amount allocated to that quarter can be funded. Accordingly, for achieving the 80% threshold or 100% target first quarter cash balance goal, 4% or 5%, respectively, of the total company performance component of the target bonus pool would be funded. For achieving the threshold or target second quarter cash balance goal, 8% or 10%, respectively, of the total company performance component would be funded. For achieving the threshold or the target third quarter cash balance goal, 12% or 15%, respectively, of the total company performance component would be funded. For achieving a cash balance between the threshold and target, the cash balance element for that quarter would be funded ratably.

However, if the cash balance goal were not fully achieved in any of the first three quarters, there would be an opportunity to "catch up" in the following quarters. For example, if the target cash balance goal were not fully achieved in the first quarter, but were fully achieved in the second quarter, the company performance component would be funded at the level of 15% minus the percentage funded in the first quarter. Similarly, if the target cash balance goal were fully achieved in the third quarter, the company component would be funded at the level of 30% minus the cumulative percentages funded in the first and second quarters. As an illustration, if only 4% of the company performance component is funded in the first quarter, up to 11% of the company performance component could be funded in the second quarter. If 0% is funded in the first quarter, up to 15% could be funded in the second quarter. If only 4% and 8% are funded in the first and second quarters, respectively, the amount funded in the third quarter could be up to 18% of the company performance component. Any actual bonuses resulting from this funding would be paid on a quarterly basis.

Operating Income or Loss Goal at Fiscal Year End. With respect to the remaining 70% of the company performance component of the target bonus pool, funding will depend upon achievement, as of the end of the fiscal year, of an operating income or loss goal set by the compensation committee. Threshold, target and "stretch" goals (as explained in more detail below) for operating income or loss are to be set in July 2009 based on our operating plan for 2009 and data regarding our financial results and business expectations as of that time, with any actual bonuses resulting from this funding to be paid in early 2010.

The element of the company performance component of the target bonus pool related to the achievement of the operating income or loss goal would be funded at an 80% level if the threshold goal were achieved, at 0% if the threshold goal were not achieved, and at 100% if the target goal were fully achieved. For achieving operating income or loss between the threshold and target, the operating income or loss component would be funded ratably. In addition, if we achieve more than the target goal, this element would be funded ratably up to a maximum level of 120% based on the difference between the target goal and the stretch goal. For example, achieving an operating income midway between the target goal and the stretch goal set by the bonus plan for the year would result in funding of 110% of the operating income or loss element and 77% of the company performance component of the target bonus pool. The 120% top end of the potential bonus that could be funded for the operating income or loss element is set lower than our traditional 200% maximum in recognition of the fact that the operating income or loss goals will not be finally set until the July 2009 board and committee meetings.

The following table illustrates different possible scenarios for funding of the company component of the bonus pool relative to achievement of the operating income or loss goal:

Operating Income (Loss) Element Funding Illustration (Full Year) (70% of Company Performance Component)

Operating Income (Loss)	% of Operating Income or Loss Element of Company Performance Bonus Component	% of Company Performance Bonus Component	% of Executive Target Bonus Pool
Threshold	80%	56%	44.8%
Target	100%	70%	56.0%
Stretch	Up to 120%	Up to 84%	67.2%

The compensation committee has considered and will consider the likelihood of achievement when recommending and approving, respectively, the company performance goals and the bonus plan structures in 2008 and 2009, but it did not undertake a detailed statistical analysis of the difficulty of achievement of each separate measure. When it set operating profit as the dominant goal in the 2009 bonus plan, the committee believed that the goal was appropriate because operating profit will be one of our most significant measures of performance and sustainability. As noted above, the committee has not yet established the specific target for operating profit under the plan's company component. The committee strives to establish targets so that 80% funding is achievable and 100% would be challenging. Any amounts in excess of 100% of the target are thought to be stretch goals that will be difficult to achieve and will require exceptional skill and effort. We believe this held true for the targets in both our 2008 plan when it was established, and for the 2009 plan. For fiscal 2009, the committee noted that the performance required for achieving the company performance goals at target level is likely to be particularly challenging because of extremely difficult economic conditions, but designed the bonus plan to reward exceeding expectations while ensuring that the bulk of any company performance component is funded only if there is sufficient profit to do so.

Equity Incentive Awards

We believe that granting equity incentive awards to our key employees is a critical way to meet the objectives of our compensation philosophy of attracting and retaining talented executives, motivating and rewarding outstanding company and individual performance, and aligning the interests of our executive officers with those of our stockholders. LeapFrog employees are granted equity incentive awards on the basis of performance against short- and long-term goals, the employee's then-current equity holdings and our assessment of the potential of the employee to provide long-term value to the company. For 2009, Compensia reviewed the equity awards granted to our executive officers and determined that equity award levels were generally competitive with approximately the market 65th percentile after adjusting the reference market data downward by 50% to approximate the general decline in stock prices among peer group issuers (30th percentile before the adjustment).

We grant a combination of equity awards to our executives and other key employees, including time-vested restricted stock units, or RSUs, and time-vested stock options, and we refer to them collectively as "stock awards." In general, we make grants of stock awards to our executive officers as part of their initial compensation packages, and we make subsequent grants of stock awards on an annual basis. Historically, these annual grants of stock awards have not been made at a set time of the year. In early 2007, the compensation committee decided to grant these annual stock awards in the fall of each year. In August 2008, the compensation committee approved grants to our executive officers, including our named executive officers. Consistent with our stock granting policy (described below), the grants of those stock awards became effective and were priced in mid-September 2008 in accordance with our existing stock award granting policy described below.

Guidelines for the size of equity awards granted to each level of employee are reviewed annually and benchmarked against peer compensation group companies by our outside executive compensation consulting firm. This review and analysis serves to evaluate the competitiveness of the prospective value of grants awarded by us to our employees and to monitor our equity usage levels relative to peer compensation group companies and in relation to the published guidelines of proxy-voting advisory firms such as RiskMetrics Group's ISS Governance Services. Towers Perrin, our outside consulting firm until July 2008, prepared proposed 2008 equity grant guidelines, which were reviewed and approved by the compensation committee in February 2008.

Like our 2007 equity grant guidelines, our 2008 equity grant guidelines resulted in grant levels below median competitive grant levels in order to manage overall share usage through 2009. In 2008, the guideline grant levels were approximately 30% below median competitive grant levels determined by Towers Perrin, compared to 20% in 2007. Also in line with past guidelines, the 2008 guidelines provide that the annual stock award grant value is to be split so that 50% of the grant value is provided through stock options and 50% is provided through RSUs. Consistent with option valuations and past practice, we generally grant stock options and RSUs to our employees at a ratio of approximately two option shares for every one RSU. This ratio reflects the relative expense to the company for financial statement purposes of a stock option compared to a full value share award like an RSU. Similarly, in accordance with the terms of our equity incentive plan, we deduct from the pool of shares available for issuance under the plan two shares for each RSU granted and one share for each option share granted. Under our equity grant guidelines, grants for new hires are made entirely in the form of stock options, except in special cases.

Stock Award Granting Policy. Our general policy for stock award grants is that we will not seek to time or select the grant dates of stock options or other stock awards in coordination with the release by us of material non-public information, nor will we have any program, plan or practice to do so. We also have a specific policy regarding the grant dates of stock options and other stock awards, including stock awards made to our executive officers. That policy provides that the grant date of all awards is to be the 15th day of the month subsequent to the month in which the award is approved by the board (or the next succeeding business day that the NYSE is open). Accordingly, we have 12 preset grant dates during a calendar year (i.e., the 15th of each month, except as adjusted due to weekends and holidays). The exercise price of each award equals the closing price of our common stock on the trading day immediately preceding the grant date, in accordance with the terms of our equity plan.

Stock Options. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. Appreciation of our stock price will benefit both stockholders and employees that are option holders. Option grants made to our executive officers typically have a four-year vesting period and a strike price equal to 100% of the fair market value of the underlying Class A common stock, as defined under our equity plan. Employees, including our executive officers, are generally eligible for "new hire" grants upon initial hire, and then annually thereafter, based on factors including individual performance and total equity position, anticipated future contribution to our success, and alignment among similarly situated employees.

In August 2008, the compensation committee approved the grant of stock options to our named executive officers as part of our annual equity grant process. Mr. Katz was awarded an option to purchase 178,500 shares, Mr. Chiasson was awarded an option to purchase 51,000 shares, Mr. Dodd was awarded an option to purchase 53,250 shares, Ms. MacIntyre was awarded an option to purchase 70,000 shares, Mr. Campbell was awarded an option to purchase 21,200 shares, Mr. Moon was awarded an option to purchase 15,900 shares, and Mr. Pidel was awarded an option to purchase 21,000 shares. All stock option awards for these named executive officers had an exercise price of $9.33 per share and were granted effective September 15, 2008 in accordance with our stock award granting policy. These options vest in 48 equal monthly installments from September 15, 2008.

These awards were primarily based on the 2008 equity guidelines developed by Towers Perrin and approved by the compensation committee in February 2008. However, the compensation committee decided not to grant RSUs to our executive officers, including the named executive officers, in light of the fact that our recently-completed option exchange program discussed below had already provided a potentially significant benefit to our executives. The number of RSUs that our named executive officers would otherwise have been granted were replaced by options to purchase the same number of shares. Stock option awards for each of the named executive officers (other than the CEO) were recommended by the CEO upon consideration of a number of factors, including the executive's overall performance in 2007 and the first portion of 2008, strategic impact on the company, and current equity holdings compared to similar positions within our peer compensation peer group. The compensation committee approved the stock option award to Mr. Katz by reviewing his overall performance in achieving corporate and individual goals in 2007 and the first portion of 2008 and his total direct compensation compared to CEOs in our compensation peer group.

Restricted Stock Units (RSUs). Restricted stock units, or RSUs, represent full-value shares of Class A common stock. Because RSUs are full value, our practice is to grant fewer shares under RSUs as compared to options since RSUs have a greater fair value per share than options. Granting RSUs allows us to deliver competitive compensation value to our key employees and strengthen the retention power of the equity grant program while, at the same time, reducing the amount of potential dilution for all stockholders. RSUs are primarily a retention vehicle, as the stock continues to have value even when the stock price declines. In addition, RSUs can serve as a valuable recruitment tool by offering immediate equity value in our common stock, which can help us attract talented executives who might forfeit valuable equity stakes at their current employers in order to join us. Shares of our common stock are not issued when an RSU is granted. Instead, once an RSU vests, one share of our common stock is issued for each share of RSU vested. RSUs vest at the rate of 25% on each of the four anniversaries of the vesting commencement date. However, as discussed above, the compensation committee did not grant RSUs to our named executive officers in the 2008 annual grant process.

Stock Option Exchange Program. In early 2008, the compensation committee reviewed our use of equity incentives and noted that a large number of issued stock options were no longer serving as effective incentive or retention tools, yet were being recorded as compensation expense by us and contributing to our potential employee equity overhang. In February 2008, the compensation committee recommended to the full board, and the board subsequently approved, a stock option exchange program, under which our directors and employees would be offered the opportunity to exchange eligible out-of-the-money stock options for new options having an exercise price per share equal to the higher of (a) $7.50 per share or (b) $0.25 above the closing price of our Class A common stock as reported on the NYSE for the business day prior to the date the new options were granted (the "Exchange Price"). Under the program, outstanding stock options with an exercise price greater than the Exchange Price were eligible to participate. The new options issued in the exchange program covered fewer shares at a lower exercise price than the options surrendered for cancellation. The exchange ratio was set to result in the same fair value for the new options as for the options surrendered for cancellation so the exchange had only a very minor impact on our income statement.

The compensation committee concluded that our executive officers should be eligible to participate in the option exchange program to provide them with improved incentives to increase stockholder value, increase the retention value of outstanding options and reduce the total number of potential shares directed towards employee incentive programs—all at virtually no expected additional compensation expense to the company for accounting purposes. Many of our senior executives, including all of our named executive officers, were previously granted "tiered" options to purchase shares of our stock at then fair market value as well as at strike prices that were approximately 133% and 166% of then fair market value. Those who elected to surrender tiered options in the program received in exchange option grants with a similar tier structure with the result that the new options would include the same proportions of out-of-the-money strike prices as the surrendered options.

The stock option exchange program was approved by stockholders on June 5, 2008 and the exercise price of the replacement options was set at $9.14, $0.25 above the closing price of our Class A common stock as reported on the NYSE for the business day prior to the date the new options were granted on June 9, 2008.

A total of 103 employees participated in the option exchange program, including three of our named executive officers: Messrs. Katz and Chiasson and Ms. MacIntyre. Mr. Katz exchanged options to purchase 2,681,250 shares with exercise prices ranging from $10.30—$16.67 for options to purchase 2,237,312 shares with exercise prices ranging from $9.14—$14.79. Mr. Chiasson exchanged options to purchase 382,000 shares with exercise prices ranging from $9.33—$15.49 for options to purchase 288,264 shares with exercise prices ranging from $9.14—$15.17. Ms. MacIntyre exchanged options to purchase 100,000 shares with exercise prices ranging from $10.39—$17.25 for options to purchase 84,780 shares with exercise prices ranging from $9.14—$15.17.

Severance Benefits

In 2007, the compensation committee approved our Executive Management Severance and Change-in-Control Plan, or Severance Plan. All of our named executive officers may receive benefits under the Severance Plan, with the exceptions of Mr. Katz, who is not eligible to participate in these plans and instead is eligible to receive benefits under the severance and change-in-control provisions that are part of his employment agreement.

Prior to the approval of these plans, our executive officers frequently had individually negotiated severance agreements. The plans were developed to achieve three objectives: (1) to minimize distraction and risk of departure of executives and senior management in the event of a potential change-in-control transaction involving LeapFrog; (2) to provide consistency in benefits among our executive officers and senior management; and (3) to align our severance benefits for executives and senior management with competitive practice. In addition, the compensation committee took into account the multi-year nature of our turnaround plan and the historic and anticipated continued volatility of our stock price and operating results. In 2007, the compensation committee engaged Towers Perrin to review the severance plans and to benchmark the benefits against compensation peer group practices and overall market practices. The plans were intended to replace previously negotiated severance benefits set forth in employment offer letters or to provide benefits for those executive officers and senior management who had no benefits in place. In order to determine an appropriate level of severance and change-in-control benefits, Towers Perrin reviewed data from three general industry surveys and conducted a review of the severance practices employed by our compensation peer group companies.

Under the terms of the Executive Management Severance Plan, the named executive officers other than Mr. Katz are eligible to receive the benefits described in the Severance Plan if the executive is terminated "without cause" or resigns for "good reason." Our Severance Plan excludes performance-based terminations from severance protection. For more discussion regarding the definition of "without cause" and "good reason" under the Severance Plan, please see the section in this proxy statement entitled "Potential Payments Upon Termination or Change in Control" below.

In general, if any of the named executive officers is terminated without cause or voluntarily terminates for good reason, the Severance Plan provides for the payment of 12 months of base salary paid in semi-monthly installments and 12 months of COBRA benefits. If the termination occurs during the period beginning three months before and ending 12 months after a change in control of LeapFrog, the Severance Plan provides for 24 months of base salary paid in a lump sum, payment of 200% of the named executive officer's target bonus, 24 months of COBRA benefits and acceleration of vesting of all stock awards held by the named executive officer. Additional information regarding the severance benefits for which our named executive officers are eligible is provided below under the heading "Potential Payments Upon Termination or Change in Control." None of the executive officers is entitled to any tax gross-up benefits under the Severance Plan.

Mr. Katz is eligible to receive severance benefits under his employment agreement, the terms of which were reviewed and approved by our board upon the hiring of Mr. Katz as our CEO and President in July 2006. The terms of Mr. Katz's severance benefits are described below under the heading "Potential Payments Upon Termination or Change in Control."

As part of our November 2008 reduction in force, Messrs. Moon and Pidel left the company in December 2008. Both Messrs. Moon and Pidel were eligible to receive severance benefits under the Severance Plan. In addition, given the significant remaining term for Mr. Pidel's mortgage assistance if he remained with LeapFrog, the compensation committee approved a payment of $45,000 to Mr. Pidel representing an extension of his mortgage interest assistance payments under his offer letter with us. More information concerning the severance benefits paid to Messrs. Moon and Pidel is provided below under the heading "Potential Payments Upon Termination or Change in Control."

Other Benefits and Perquisites

While the compensation committee seeks to offer benefits that are competitive with companies with which we compete for talent, it also seeks to limit, in a reasonable and responsible manner, the level of perquisites offered. The compensation committee reviews and approves any benefits we provide to our executive officers. Employee benefits include healthcare coverage and opportunity to participate in our 401(k) plan and our employee stock purchase plan. These benefits are generally available to all full-time employees, with no additional elements for our executive officers other than an additional week of vacation. We do not offer guaranteed retirement or pension plan benefits.

In addition, in light of the high cost of housing in the San Francisco Bay Area relative to other parts of the country, we have offered relocation reimbursements and mortgage interest differential payments for newly hired executives who need to relocate to the area from lower cost locations. The amount and duration of the payment is typically negotiated and set in the offer letter or employment agreement for the relevant executive, and has typically been for approximately three years of monthly payments. For our named executive officers, the value of these benefits is described in the Summary Compensation Table and the related footnotes.

Under his employment offer letter, Mr. Moon received mortgage interest assistance through March 2008 depending on his continued employment and we paid him $5,982 in 2008 under this arrangement. Mr. Pidel also received reimbursements for his relocation expenses as part of his employment package. In 2008, we paid Mr. Pidel an aggregate of $78,000 in relocation expense reimbursements, including mortgage interest assistance payments of $3,000 per month for the eleven months of his 2008 tenure with us, plus a $45,000 lump sum payment representing a continuation of his mortgage interest subsidy.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held companies for compensation exceeding $1.0 million paid to certain of a company's executive officers. The limitation applies only to compensation that is not considered to be performance-based. Our 2002 Equity Incentive Plan includes certain provisions intended to allow us to qualify performance share grants as "performance-based" compensation under Section 162(m), although, in February 2007, we discontinued our performance share program. In addition, grants of stock options under our 2002 Equity Incentive Plan are also designed to qualify as "performance-based," provided the grants have exercise prices of no less than 100% of fair market value on the date of grant and do not exceed a calendar year total grant limit for each optionee that is set forth in the 2002 Equity Incentive Plan. We generally intend to grant stock options to our executives in a manner that satisfies the requirements for qualified performance-based compensation to avoid any disallowance of deductions under Section 162(m).

The compensation committee believes it is appropriate for us to retain the flexibility to pay compensation above $1.0 million if warranted based upon exceptional company and individual performance, and thus, from time to time, we may pay compensation to executives that is not deductible, including grants of equity and cash bonuses.

SUMMARY COMPENSATION INFORMATION

The following table shows compensation awarded, paid to or earned by, our "named executive officers." The named executive officers for 2008 are our CEO, our CFO, our other three most highly compensated executive officers in 2008, and two individuals who would have been among the three most highly compensated executive officers but for the fact that such individuals were not serving as an executive officer at the end of fiscal 2008. The table shows compensation for 2008 and, where the individual was a named executive officer in the relevant prior year, 2007 and 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)*	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)*	All Other Compensation ($)	Total Compensation ($)
Jeffrey G. Katz (3)	2008	607,800	—	105,516	3,109,754	—	2,000(4)	3,825,070
Chief Executive Officer,	2007	604,550	—	30,271	2,958,138	600,000(5)	5,250(6)	4,198,209
President and Chairman	2006	300,000	365,000(7)	—	1,441,928	—	107,825(8)	2,214,753
William B. Chiasson	2008	312,800	—	70,695	445,034	—	2,000(9)	830,529
Chief Financial Officer	2007	309,550	—	58,009	503,081	130,011(10)	5,250(11)	1,005,901
	2006	301,250	—	40,485	349,342	61,000(12)	9,800(13)	761,877
Michael J. Dodd	2008	292,200	—	91,560	227,526	—	—	611,286
Senior Vice President,	2007	289,200	—	78,818	192,028	170,050(14)	3,000(15)	733,096
Supply Chain and Operations	2006	270,769	—	73,772	61,279	57,000(16)	87,332(17)	550,142
Nancy G. MacIntyre (18)	2008	295,833	—	17,586	162,850	—	2,000(19)	478,269
Executive Vice President, Product, Innovation and Marketing	2007	250,144	75,000(20)	5,045	105,634	150,000(21)	2,000(22)	587,823
William K. Campbell Senior Vice President, Consumer Sales	2008	244,050	—	42,601	166,850	—	2,000(23)	455,501
Robert L. Moon (24) Former Senior Vice President, Chief Information Officer	2008	278,667(25)	—	65,230	199,158	—	306,363(26)	849,418
Martin A. Pidel (27)	2008	240,545(28)	—	17,586	103,757	—	358,845(29)	720,733
Former Executive Vice President, International	2007	245,353	137,500(30)	5,045	77,593	75,000(31)	94,041(32)	634,531

* The "Bonus" column includes sign-on and other bonus payments that are not part of our annual bonus plan. Annual bonus plan payments are included in the column entitled "Non-Equity Incentive Plan Compensation."

(1) The value shown for the stock awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for each of the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, in accordance with FAS 123R and include amounts attributable to awards granted in and prior to the applicable year. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the "Grants of Plan-Based Awards" table below for more information regarding stock awards granted in 2008. The assumptions made in the valuation of the stock awards are discussed in Note 14, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the years ended December 31, 2008, 2007 or 2006, as applicable.

(2) The value shown for the option awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, December 31, 2007 and December 31, 2008, in accordance with FAS 123R and include amounts

attributable to awards granted in and prior to the applicable year. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the "Grants of Plan-Based Awards" table below for more information regarding option awards granted in 2008. The assumptions made in the valuation of the option awards are discussed in Note 14, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the years ended December 31, 2008, 2007 or 2006, as applicable.

(3) Mr. Katz became our CEO and President in July 2006.

(4) Mr. Katz received $2,000 in matching grants made to his 401(k) savings plan.

(5) Bonus awarded to Mr. Katz in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(6) Mr. Katz received an automobile allowance of $3,250 through May 31, 2007. In May 2007, the compensation committee eliminated auto allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's auto allowance to his base salary. Mr. Katz also received $2,000 in matching grants made to his 401(k) savings plan.

(7) Under the terms of his employment agreement, Mr. Katz received a sign-on bonus of $300,000. In May 2007, the compensation committee approved a special bonus of $65,000 for Mr. Katz in recognition of his individual performance towards the achievement of total company performance goals during 2006.

(8) Mr. Katz received relocation assistance in the amount of $51,572 and $9,770 in tax gross-up payments related to such relocation assistance, $2,000 in matching grants made to his 401(k) savings plan and an annual automobile allowance of $3,900. Mr. Katz also received $40,583 in board fees for the period January 2006 through June 2006, when he served as a non-employee member of our board of directors, as well as a member of our audit, nominating and corporate governance and strategy committees.

(9) Mr. Chiasson received $2,000 in matching grants made to his 401(k) savings plan.

(10) Bonus awarded to Mr. Chiasson in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(11) Mr. Chiasson received an automobile allowance of $3,250 through May 31, 2007. In May 2007, the compensation committee eliminated auto allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's auto allowance to his or her base salary. Mr. Chiasson also received $2,000 in matching grants made to his 401(k) savings plan.

(12) Bonus awarded to Mr. Chiasson in February 2007 under our 2006 bonus plan and based on the achievement of individual performance goals and achievements for 2006.

(13) Mr. Chiasson received $2,000 in matching grants made to his 401(k) savings plan and an annual automobile allowance of $7,800.

(14) Bonus awarded to Mr. Dodd in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(15) Mr. Dodd received an automobile allowance of $3,000 through May 31, 2007. In May 2007, the compensation committee eliminated auto allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's auto allowance to his or her base salary.

(16) Bonus awarded to Mr. Dodd in February 2007 under our 2006 bonus plan and based on the achievement of individual performance goals and achievements for 2006.

(17) Mr. Dodd received relocation assistance in the amount of $50,616 and $29,506 in tax gross-up payments related to such relocation assistance, and an annual automobile allowance of $7,200.

(18) Ms. MacIntyre became our Executive Vice President, Product, Innovation and Marketing, in February 2007.

(19) Ms. MacIntyre received $2,000 in matching grants made to her 401(k) savings plan.

(20) Under the terms of her employment agreement, Ms. MacIntyre received a sign-on bonus of $75,000, which was intended to replace a 2006 bonus from her previous employer that she was forfeiting to join us.

(21) Bonus awarded to Ms. MacIntyre in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(22) Ms. MacIntyre received $2,000 in matching grants made to her 401(k) savings plan.

(23) Mr. Campbell received $2,000 in matching grants made to his 401(k) savings plan.

(24) Mr. Moon had been our Senior Vice President, Chief Information Officer since December 2006 and he departed the company in December 2008.

(25) Mr. Moon's salary amount reflects his salary paid through December 2008.

(26) Under the Severance Plan, Mr. Moon was awarded severance of $277,600 to be paid over 12 months in semi-monthly installments ending December 1, 2009. He also received relocation assistance of $5,982, and a $20,781 payout of his vacation balance. Mr. Moon also received $2,000 in matching grants to his 401(k) savings plan.

(27) Mr. Pidel became our Executive Vice President, International in January 2007 and departed the company in December 2008.

(28) Mr. Pidel's salary amount reflects his salary paid through December 2008.

(29) Under the Severance Plan, Mr. Pidel was awarded severance of $250,000 to be paid over twelve months in semi-monthly installments ending December 1, 2009. He also received relocation assistance of $78,000, including mortgage interest assistance of $33,000 paid during 2008, a $45,000 lump sum payment representing a continuation of mortgage interest assistance as part of his severance benefits, and a $28,845 payout of his vacation balance. Mr. Pidel also received $2,000 in matching grants to his 401(k) savings plan.

(30) In February 2007, the compensation committee approved a bonus of $62,500 for Mr. Pidel as part of his new hire compensation package to replace a bonus that he would have received from his former employer related to his performance in 2006, as well as certain unvested stock awards, that Mr. Pidel was forfeiting in order to join us. Under the terms of his offer letter, Mr. Pidel also received a sign-on bonus of $75,000.

(31) Bonus awarded to Mr. Pidel in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(32) Mr. Pidel received relocation assistance in the amount of $78,760 and $13,281 in tax gross-up payments related to such relocation assistance, and $2,000 in matching grants made to his 401(k) savings plan.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2008, certain information regarding grants of plan-based awards to the named executive officers:

Grants of Plan-Based Awards in Fiscal 2008

Name	Grant Date(1)	Approval Date of Grant(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)(5)	Exercise or Base Price of Option Awards ($/Sh) (5)(6)	Closing Market Price on Grant Date ($/Sh) (6)	Grant Date Fair Value of Stock and Option Awards (7)
Jeffrey G. Katz	2/28/08		486,240	607,800	1,215,600					
Chief Executive Officer	6/9/08	6/5/08	—	—	—	—	22,976	9.14	9.07	2
and President	6/9/08	6/5/08	—	—	—	—	919	9.14	9.07	0
	6/9/08	6/5/08	—	—	—	—	1,030,989	9.14	9.07	0
	6/9/08	6/5/08	—	—	—	—	661,090	11.82	9.07	1
	6/9/08	6/5/08	—	—	—	—	123,954	11.82	9.07	0
	6/9/08	6/5/08	—	—	—	—	397,384	14.79	9.07	0
	9/15/08	8/29/08	—	—	—	—	178,500	9.33	9.11	801,483
William B. Chiasson	2/28/08		123,820	154,775	309,550					
Chief Financial Officer	6/9/08	6/5/08	—	—	—		81,414	9.14	9.07	3
	6/9/08	6/5/08	—	—	—	—	16,495	9.14	9.07	1
	6/9/08	6/5/08	—	—	—	—	85,836	9.14	9.07	3
	6/9/08	6/5/08	—	—	—	—	42,193	12.16	9.07	0
	6/9/08	6/5/08	—	—	—	—	41,516	15.17	9.07	0
	6/9/08	6/5/08	—	—	—	—	20,810	9.14	9.07	1
	9/15/08	8/29/08	—	—	—	—	51,000	9.33	9.11	228,995
Michael J. Dodd	2/28/08		115,680	144,600	289,200					
Senior Vice President, Supply Chain and Operations	9/15/08	8/29/08	—	—	—	—	53,250	9.33	9.11	239,098
Nancy G. MacIntyre	2/28/08		120,000	150,000	300,000					
Executive Vice	6/9/08	6/5/08	—	—	—	—	43,507	9.14	9.07	2
President, Product,	6/9/08	6/5/08	—	—	—	—	20,972	12.16	9.07	1
Innovation and	6/9/08	6/5/08	—	—	—	—	20,301	15.17	9.07	0
Marketing	9/15/08	8/29/08	—	—	—	—	70,000	9.33	9.11	314,307
William K. Campbell	2/28/08		97,620	122,025	244,050					
Senior Vice President, Consumer Sales	9/15/08	8/29/08	—	—	—	—	21,200	9.33	9.11	95,190
Robert L. Moon	2/28/08		111,040	138,800	277,600					
Former Chief Information Officer	9/15/08	8/29/08	—	—	—	—	15,900	9.33	9.11	71,393
Martin A. Pidel	2/28/08		98,141	122,676	245,353					
Former Executive Vice President, International	9/15/08	8/29/08	—	—	—	—	21000	9.33	9.11	94,292

(1) Our board has adopted a policy regarding the grant dates of stock options and stock-based awards under which the grant date of all awards to named executive officers will the 15th day of the month subsequent to the month in which the award is approved by the board or compensation committee (or the next succeeding business day that the NYSE is open). The exercise price of all awards will equal the closing price of our common stock on the trading day immediately preceding the grant date. In the case of options granted in connection with the stock option exchange program described in footnote 5 below, the grant date was set in accordance with the terms of the exchange program.

(2) In February 2008, our board approved the non-equity incentive plan under which "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" were based. The actual cash incentive award payout is

determined using multiple financial and non-financial metrics. The threshold payment amount is 80% of the target amount, if all incentive plan metrics are achieved at the threshold performance level. If performance against all incentive plan metrics is below the threshold, the payout is zero. The maximum payment is 200% of the target amount. In February 2009, the compensation committee and board determined that no bonus awards would be paid to our executive officers under the 2008 bonus plan, as discussed in this proxy statement in "Compensation Discussion and Analysis" under "Performance-Based Annual Bonus Awards." However, we have presented the estimated future payouts to show what the levels could have been assuming sufficient funding of the bonus pool.

(3) Restricted stock units are granted under the 2002 Equity Incentive Plan and, consistent with the grants to the other employees, vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the vesting commencement date. On each vesting date, any vested shares subject to the restricted stock unit grants are automatically issued and immediately released to the employee.

(4) Options vest over a four-year period in 48 equal monthly installments, consistent with grants to other employees.

(5) Messrs. Katz and Chiasson and Ms. McIntyre participated in our one-time option exchange program approved by stockholders on June 5, 2008. New options were granted on June 9, 2008 on a value-for-value basis with similar terms and conditions to the original grants, except that, for any option shares that were already vested or would have been vested by June 9, 2009 under tendered options, the vesting was reset as to the same percentage of shares subject to the new award so that such new option shares would vest on June 9, 2009. Any remaining shares subject to the new award would vest in accordance with the original vesting schedule. Each of our named executive officers has previously been granted "tiered" options to purchase shares of our stock at then fair market value as well as at strike prices that were approximately 133% and 166% of then fair market value. Named executive officers who elected to surrender tiered options in the program received in exchange option grants with a similar tier structure, with the result that the new options would include the same proportions of out-of-the-money strike prices as the surrendered options. See accompanying footnotes to the Outstanding Equity Awards at December 31, 2008 table for more details regarding the exchange.

(6) As provided in the 2002 Equity Incentive Plan, we grant options to purchase our common stock at an exercise price equal to the closing market price of our common stock on the trading day immediately preceding the date of grant.

(7) Represents the full fair value or, in the case of replacement options granted in our option exchange program, the incremental fair value, of the option or award computed as of the grant date in accordance with SFAS 123R. Where incremental fair value of a grant is shown, the amount is net of the value of options canceled in exchange for the grant. See Note 14 of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of assumptions made in determining the grant date fair value and compensation expense of equity awards.

Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table

Both the "Summary Compensation" table and the "Grants of Plan-Based Awards in Fiscal 2008" table reflect terms contained in the employment agreement that LeapFrog entered into with Mr. Katz, who began employment with LeapFrog on July 3, 2006. Mr. Katz's employment agreement provides for an annual base salary of $600,000 and a sign-on bonus of $300,000. Mr. Katz is eligible to receive an annual bonus based on his achievement of certain individual objectives and LeapFrog financial performance measures established by the board, at the target bonus opportunity level of 100% of Mr. Katz's annual base salary and at a maximum 200% of his annual base salary for exemplary performance pursuant to stretch-level objectives. Mr. Katz must be an active employee of LeapFrog through and as of the last day of each bonus year in order to be eligible to receive a bonus for that year. Mr. Katz was eligible to and did receive a bonus for performance in 2006, prorated for his partial year of service in 2006. For the first year of Mr. Katz's employment, until Mr. Katz established a permanent residency in the San Francisco Bay area, we reimbursed him for reasonable expenses incurred in commuting between the San Francisco and Los Angeles areas. For adjustments to his base salary and actual bonuses, please see the Summary Compensation Table and the related footnotes below. In addition, Mr. Katz's employment agreement provided for the severance benefits described below under the heading "Potential Payments Upon Termination or Change in Control" and grants of various stock awards described below under the Grants of Plan-Based Awards in Fiscal 2008 table.

Effective July 6, 2006, Mr. Katz was granted the following awards of nonstatutory stock options (the "Options") to purchase shares of LeapFrog's Class A Common Stock ("Common Stock"): (1) an option, pursuant to our 2002 Equity Incentive Plan (the "Plan"), to purchase 1,200,000 shares of Common Stock at a per-share exercise price of $10.30, which price was equal to the fair market value (as defined under the Plan) of a share of Common Stock on the grant date; (2) an option pursuant to the Plan to purchase 800,000 shares of Common Stock at a per-share exercise price of $13.33; (3) an option in the form of a special inducement grant outside the Plan to purchase 150,000 shares of Common Stock at a per-share exercise price of $13.33; and (4) an option in the form of a special inducement grant outside the Plan to purchase 500,000 shares of Common Stock at a per-share exercise price of $16.67. Each of the options had a ten-year term and vested over a four-year period with 25% of the shares subject to each of the options vesting upon Mr. Katz's completion of one year of continuous employment service and 1/48 of the shares vesting for each month of continuous service thereafter. Each option granted under the Plan is subject to all terms and conditions set forth in the Plan and in a stock option grant notice and stock option agreement substantially in the forms attached to the agreement, and each option granted outside the Plan is governed by terms substantially similar to those of the Plan. Subsequently, Mr. Katz tendered his options for cancellation in exchange for new lower-priced options under LeapFrog's option exchange program. On June 9, 2008 new options were granted on a value-for-value basis with premium pricing and terms and conditions similar to the original grants. See accompanying footnotes to the Outstanding Equity Awards at December 31, 2008 table.

Mr. Katz and the other named executive officers have vesting acceleration rights upon specific types of termination or a change in control of LeapFrog. A summary of the materials terms governing these payments is set forth in this proxy statement in the section entitled "Potential Payments Upon Termination or Change In Control."

Messrs. Pidel and Moon each departed from LeapFrog effective December 1, 2008 in connection with a company-wide reduction in force. A summary of the material terms of their severance benefits is set forth in this proxy statement in the section entitled "Potential Payments Upon Termination or Change in Control."

A discussion of the 2008 option exchange program in which Messrs. Katz and Chiasson and Ms. MacIntyre participated is contained in "Compensation Discussion and Analysis—Equity Incentive Awards—Stock Option Exchange Program" above.

Outstanding Equity Awards at Fiscal Year End

The following table shows, for the fiscal year ended December 31, 2008, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

Outstanding Equity Awards at December 31, 2008

	Option Awards(1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey G. Katz	—	—	—	—	45,000	157,500		
Chief Executive Officer	—	22,976(4)	9.14	06/06/2015				
and President	—	919(5)	9.14	07/01/2015				
	—	1,030,989(6)	9.14	07/06/2016				
	—	661,090(7)	11.82	07/06/2016				
	—	123,954(8)	11.82	07/06/2016				
	—	397,384(9)	14.79	07/06/2016				
	56,250	123,750(10)	7.02	09/17/2017				
	11,156	167,344(11)	9.33	09/15/2018				
William B. Chiasson . .	—	—	—	—	17,500	61,250		
Chief Financial Officer	—	81,414(12)	9.14	11/11/2014				
	—	20,810(13)	9.14	08/01/2015				
	—	16,495(14)	9.14	03/27/2016				
	—	85,836(15)	9.14	10/30/2016				
	—	42,193(16)	12.16	10/30/2016				
	—	41,516(17)	15.17	10/30/2016				
	6,250	13,750(10)	7.02	09/17/2017				
	3,187	47,813(11)	9.33	09/15/2018				
Michael J. Dodd	—	—	—	—	14,750	51,625		
Senior Vice President,	22,916	2,084(18)	10.55	04/18/2015				
Supply Chain and	10,312	4,688(19)	10.60	03/27/2016				
Operations	40,625	34,375(20)	9.33	10/30/2016				
	20,312	17,188(20)	12.41	10/30/2016				
	20,312	17,188(20)	15.49	10/30/2016				
	9,375	20,625(10)	7.02	09/17/2017				
	3,328	49,922(11)	9.33	09/15/2018				
Nancy G. MacIntyre . .	—	—	—	—	7,500	26,250		
Executive Vice	—	43,507(21)	9.14	02/05/2017				
President, Product,	—	20,972(22)	12.16	02/05/2017				
Innovation and	—	20,301(23)	15.17	02/05/2017				
Marketing	12,500	27,500(10)	7.02	09/17/2017				
	4,375	65,625(11)	9.33	09/15/2018				

Name	Option Awards(1) Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William K. Campbell . .	3,334	0 (24)	12.50	04/08/2012				
Senior Vice President,	20,000	0 (24)	20.60	02/12/2013				
Consumer Sales	5,900	0 (24)	19.74	05/19/2014				
	13,291	1,209(25)	11.04	04/12/2015				
	32,500	27,500(20)	9.33	10/30/2016				
	16,250	13,750(20)	12.41	10/30/2016				
	16,250	13,750(20)	15.49	10/30/2016				
	5,812	3,188(26)	10.78	03/15/2017				
	6,250	13,750(10)	7.02	09/17/2017				
	1,325	19,875(11)	9.33	09/15/2018				
Robert L. Moon(27) . . .	—	—	—	—				
Former Chief	46,875	0(28)	11.56	03/28/2015				
Information Officer	10,000	0(19)	10.60	03/27/2016				
	26,041	0(20)	9.33	10/30/2016				
	13,020	0(20)	12.41	10/30/2016				
	13,020	0(20)	15.49	10/30/2016				
	2,916	0(10)	7.02	09/17/2017				
	662	0(11)	9.33	09/15/2018				
Martin A. Pidel(27)	—	—	—	—				
Former Executive Vice	17,187	0(29)	9.34	01/08/2017				
President, International	8,593	0(29)	12.42	01/08/2017				
	8,593	0(29)	15.50	01/08/2017				
	8,750	0(10)	7.02	09/17/2017				
	875	0(11)	9.33	09/15/2018				

(1) All options reported in the table have been granted under the 2002 Equity Incentive Plan, except for options to purchase 397,384 shares and 123,954 shares granted to Mr. Katz outside of our equity plans.

(2) Represents restricted stock units or awards that have been granted under the 2002 Equity Incentive Plan and vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date.

(3) Calculated by multiplying the closing market price of our Class A common stock as reported by the NYSE for December 31, 2008, $3.50, by the number of shares of restricted stock that has not vested as of December 31, 2008.

(4) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued June 6, 2005 under the 2002 Non-Employee Director Stock Award Plan. Option vests 100% on June 9, 2009.

(5) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 1,250 shares originally issued July 1, 2005 under the 2002 Non-Employee Director Stock Award Plan. Option vests 100% on June 9, 2009.

(6) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 1,200,000 shares originally issued July 6, 2006 under the 2002 Equity Incentive Plan. Option vests as follows: 751,763 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009.

(7) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 800,000 shares originally issued July 6, 2006 under the 2002 Equity Incentive Plan. Option vests as follows: 482,045 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009.

(8) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 150,000 shares originally issued July 6, 2006 outside of our equity plans. Option vests as follows: 90,383 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009.

(9) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 500,000 shares originally issued July 6, 2006 outside of our equity plans. Option vests as follows: 289,759 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009.

(10) Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(11) Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(12) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 150,000 shares originally issued November 11, 2004 under the 2002 Equity Incentive Plan. Option vests 100% on June 9, 2009.

(13) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 32,000 shares originally issued August 1, 2005 under the 2002 Equity Incentive Plan. Option vests 100% on June 9, 2009.

(14) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued March 27, 2006 under the 2002 Equity Incentive Plan. Option vests as follows: 13,058 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 10 equal monthly installments commencing June 27, 2009.

(15) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 90,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests as follows: 55,436 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(16) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 45,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests as follows: 27,249 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(17) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 45,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests as follows: 26,812 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(18) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the first date of employment which was April 18, 2005 and in 36 equal monthly installments thereafter.

(19) Option vests in 48 equal monthly installments from the vesting commencement date, which was March 27, 2006.

(20) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant, which was October 30, 2006 and in 36 equal monthly installments thereafter.

(21) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 50,000 shares originally issued February 5, 2007 under the 2002 Equity Incentive Plan. Option vests as follows: 25,379 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 20 equal monthly installments commencing July 5, 2009.

(22) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 25,000 shares originally issued February 5, 2007 under the 2002 Equity Incentive Plan. Option vests as follows: 12,233 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 20 equal monthly installments commencing July 5, 2009.

(23) Represents grant of option pursuant to the issuer's option exchange program in exchange for cancellation of an option to purchase 25,000 shares originally issued February 5, 2007 under the 2002 Equity Incentive Plan. Option vests as follows: 11,842 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 20 equal monthly installments commencing July 5, 2009.

(24) Option is fully vested and exercisable.

(25) Option vests in 48 equal monthly installments from the vesting commencement date, which was April 12, 2005.

(26) Option vests in 48 equal monthly installments from the vesting commencement date, which was May 1, 2008.

(27) Messrs. Moon and Pidel departed the company in December 2008.

(28) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the first date of employment which was February 21, 2005, and in 36 equal monthly installments thereafter.

(29) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the first date of employment which was January 8, 2007, and in 36 equal monthly installments thereafter.

Option Exercises and Stock Vested

The following table shows for the fiscal year ended December 31, 2008, certain information regarding option exercises and stock vested during the last fiscal year with respect to the named executive officers:

Option Exercises and Stock Vested in Fiscal 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey G. Katz Chief Executive Officer and President	—	—	15,000	141,000(1)
William B. Chiasson Chief Financial Officer	— —	— —	5,000 2,500	38,100(2) 23,500(1)
Michael J. Dodd Senior Vice President, Supply Chain and Operations	—	—	4,125 3,000 2,500	29,535(3) 24,000(4) 23,500(1)
Nancy G. MacIntyre Executive Vice President, Product, Innovation and Marketing	—	—	2,500	23,500(1)
William K. Campbell Senior Vice President, Consumer Sales	—	—	3,300 1,250	23,628(3) 11,750(1)
Robert Moon Former Chief Information Officer	—	—	8,334 4,125 1,250	51,671(5) 29,535(3) 11,750(1)
Martin A. Pidel Former Executive Vice President, International	—	—	2,500	23,500(1)

(1) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $9.40 on September 17, 2008, by the number of shares acquired on vesting.

(2) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $7.62 on March 27, 2008, by the number of shares acquired on vesting.

(3) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $7.16 on April 12, 2008, by the number of shares acquired on vesting.

(4) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $8.00 on April 18, 2008, by the number of shares acquired on vesting.

(5) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $6.20 on February 21, 2008, by the number of shares acquired on vesting.

Potential Payments Upon Termination or Change in Control

Our Executive Management Severance and Change-in-Control Plan was approved by our compensation committee in 2007 (referred to as the "Severance Plan"). Under the Severance Plan, our named executive officers may receive benefits in the event of termination of employment under specified circumstances, including a change in control of LeapFrog. Mr. Katz, however, is not eligible to participate in the Severance Plan, but instead is eligible to receive benefits under the terms of the severance and change-in-control provisions in his employment agreement. The specific terms of these arrangements, as well as amounts paid to the named executive officers who departed from LeapFrog in 2008 and an estimate of the compensation that would have been payable to the other named executive officers had the severance provisions been triggered as of the end of 2008, are described in detail below.

With respect to Messrs. Moon and Pidel, the amounts shown are amounts actually paid to these individuals in connection with their departures, both under the Severance Plan and as separately negotiated with these individuals. The estimates for the remaining officers are based on the assumption that a triggering event occurred on December 31, 2008 and assume a price per share of our Class A common stock of $3.50, which was the price of our Class A common stock reported by the NYSE at the close of market on December 31, 2008. With respect to the estimated or potential value of options that are accelerated and/or have extended exercise periods in connection with a named executive officer's termination or a change in control of LeapFrog, the actual value of the options realized, if any, will depend upon the extent to which the market value of our common stock exceeds the exercise price on the date the option is exercised. Due to the number of factors that affect the nature and amounts of compensation and benefits provided upon the events discussed below, the amounts paid or distributed upon the actual occurrence of a triggering event may be different from the amounts set forth below.

Jeffrey G. Katz

Termination

In July 2006, we entered into an employment agreement with Mr. Katz which provides that he will be entitled to certain benefits if his employment is terminated by us for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability. Upon such a termination, Mr. Katz (or his estate), would be entitled to receive (a) on our customary bonus payment date, a prorated portion of his target bonus for the year in which his termination occurs, and (b) vesting for 12 additional months of the options granted to Mr. Katz on June 9, 2008 (the "Options") pursuant to our option exchange program in exchange for cancellation of his options granted on July 6, 2006 under his 2006 employment agreement. (A summary of the option exchange program is included in this proxy statement in the section entitled "Compensation Discussion and Analysis—Equity Incentive Awards—Stock Option Exchange Program.") In addition, all vested Options would remain exercisable for two years following the termination date. Assuming, for the purposes of illustration, a termination date of December 31, 2008 and exercise of the Options on the same date, the bonus payment would be $607,800 and, because the exercise price of the Options exceeded $3.50, the closing price of our Class A common stock as reported by the NYSE for December 31, 2008, there would have been no realizable value of the vested options.

In addition, if Mr. Katz's employment is terminated for reasons other than by us for cause or by Mr. Katz for good reason or due to his death or permanent disability, we have agreed to hire Mr. Katz as a consultant for a period of two years following his termination. During this two-year consulting period, we will pay Mr. Katz an annual consulting fee equal to the sum of (a) his base salary at the time of his termination, (b) the higher of his target bonus at the time of his termination and the average annual bonus amount paid to Mr. Katz for the two fiscal years preceding his termination and (c) one-third of all self-employment taxes paid by Mr. Katz on the consulting fees. The consulting fees would be paid to Mr. Katz in equal semi-monthly installments. We have also agreed to pay all health insurance continuation payments to maintain Mr. Katz's group health insurance coverage, for himself and his covered dependents, while he is providing consulting services to LeapFrog. Assuming a termination date of December 31, 2008, the total consulting fees that could be paid to Mr. Katz would be approximately $2,601,000 and the payments to maintain group health insurance coverage for himself and his covered dependents would be approximately $22,028.

The prior benefits described in the preceding two paragraphs are hereinafter referred to as the "Katz Severance Benefits."

Under the terms of Mr. Katz's employment agreement, the term "cause" means:

- commission of an act of fraud, embezzlement or misappropriation against or involving LeapFrog,
- conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty,
- commission of an act or failure to commit an act, involving LeapFrog that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of Mr. Katz's employment agreement and which would result in significant harm to LeapFrog, or
- willful failure to perform the responsibilities and duties set forth in the employment agreement for a period of ten days following receipt of written notice from LeapFrog regarding such failure.

Under the terms of Mr. Katz's employment agreement, "good reason" means:

- a substantial reduction in the nature or status of his responsibilities (the requirement that Mr. Katz assume any position other than the senior-most position upon a change-in-control transaction shall be deemed a substantial reduction for purposes of triggering termination payments),
- the failure to re-elect, or the removal of, Mr. Katz from our board of directors,
- any reduction in his base salary or target bonus,
- relocation of his place of work to any place more than 35 miles from the office he regularly occupies or 35 miles from Mr. Katz's residence in southern California,
- failure by any successor entity following a change-in-control transaction, within ten days of the request by Mr. Katz, to deliver confirmation of the successor entity's commitment to honor Mr. Katz's employment agreement, or
- the appointment, prior to July 3, 2009, of anyone other than Mr. Katz to serve as successor chairman of our board of directors upon the resignation or removal of Steven B. Fink from that position.

Change in Control

Under his employment agreement, upon the occurrence of a change in control, we would accelerate the vesting of any equity awards then held by Mr. Katz such that all of his equity awards would be vested as of the date of the change in control. Assuming that a change in control occurred on December 31, 2008 and that his Options were exercised on the same date, because the exercise price of the Options exceeded $3.50, the closing price of our Class A common stock as reported by the NYSE for December 31, 2008, there would have been no value related to the additional vesting. In addition, if during the two-year period following a change in control of LeapFrog, Mr. Katz's employment is terminated for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability, we would accelerate the vesting of any equity awards then held by Mr. Katz with the result that all of his equity awards would be vested as of the date of his termination and all of his vested stock options would remain exercisable for two years after the termination date. Assuming that the change in control and termination both occurred on December 31, 2008 and that his Options were exercised on the same date, there would have been no value related to the additional vesting because the exercise price of the Options exceeded $3.50, the closing price of our Class A common stock as reported by the NYSE for December 31, 2008. We would also pay to Mr. Katz the Katz Severance Benefits, as applicable. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets.

Non-Solicitation, Non-Competition, Non-Interference, Release

Under his employment agreement, Mr. Katz must refrain from engaging in certain activities that are competitive with our business for a period of two years after the termination of his employment. Should Mr. Katz provide any service or assistance in any capacity to a competitive business during this two-year period, his consulting arrangement with LeapFrog will immediately terminate. In addition, Mr. Katz is subject to a non-solicitation provision for two years after termination of his employment, as well as a non-interference provision and a confidentiality provision. Mr. Katz is required to execute a release prior to receiving any of the foregoing benefits.

William K. Campbell, William B. Chiasson. Michael J. Dodd and Nancy G. MacIntyre

Messrs. Campbell, Chiasson and Dodd and Ms. MacIntyre are each eligible to receive severance and termination payments under the Severance Plan.

Under the terms of the Severance Plan, Messrs. Campbell, Chiasson and Dodd and Ms. MacIntyre are eligible to receive the benefits described in the Severance Plan if the executive officer is terminated without "cause" or the executive officer resigns for "good reason."

Under the Severance Plan, "cause" means:

- convicted of a felony or a crime involving moral turpitude or dishonesty,
- commit fraud against the company,
- commit a material breach of any material provision of a written agreement with the company (including, without limitation, the Proprietary Information and Inventions Agreement) or of a written policy of the company, provided that the employee was given reasonable notice and opportunity to cure,
- show conduct demonstrating unfitness to serve, provided that the employee was given reasonable notice and opportunity to cure, or
- breach duties to the company including persistent unsatisfactory performance of job duties.

Under the Severance Plan, "good reason" means:

- any material diminution in the employee's authority, duties or responsibilities,
- a reduction in base salary of greater than 10% of base salary prior to the reduction, unless others in equivalent roles are accordingly reduced,
- the employee's business location moved more than 50 miles beyond current location, or
- a material breach by us of the agreement under which the employee is employed.

To resign for good reason, an employee must resign within 60 days after the occurrence, without the employee's consent, of one of the events listed in the foregoing definition, after having given us 30 days' written notice, during which time we had the opportunity to cure the event that the employee asserts is good reason. If we cure the event, then the employee would not have good reason.

If a covered termination (which includes a resignation for good reason) is triggered and does not occur in relation to a change in control of LeapFrog, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Health Insurance Payments	Form of Payment
12	12 months of COBRA coverage	Installments

If a covered termination is triggered and occurs in relation to a change in control of LeapFrog, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
24	200% of Target Bonus	24 months of COBRA coverage	100%	Lump Sum

Assuming a termination date of December 31, 2008, Messrs. Campbell, Chiasson and Dodd and Ms. MacIntyre would have been entitled to receive the following severance benefits:

Covered termination—No change in control

Name of Named Executive Officer	Payment of Base Salary ($)	Health Insurance Payments ($)
William K. Campbell	244,050	9,465
William B. Chiasson	312,800	15,867
Michael J. Dodd	292,200	15,867
Nancy G. MacIntyre	300,000	15,867

Covered termination—Change in control

Name of Named Executive Officer	Payment of Base Salary ($)	Payment of Bonus ($)	Health Insurance Payments ($)(1)	Value of Equity Acceleration ($)(2)
William K. Campbell	488,010	244,050	18,930	—
William B. Chiasson	625,600	312,800	31,734	—
Michael J. Dodd	584,400	292,200	31,734	—
Nancy G. MacIntyre	600,000	300,000	31,734	—

(1) Does not reflect potential increase of insurance premiums in 2010.

(2) Because the exercise price of the options exceeded $3.50, the closing price of our Class A common stock as reported by the NYSE for December 31, 2008, there would be no value related to the equity acceleration, assuming exercise on December 31, 2008.

Participants are required to execute a release prior to receiving any of the foregoing benefits and benefits under the Severance Plan will terminate if, at any time, the officer violates any proprietary information or confidentiality obligation to LeapFrog.

Proxy

Robert L. Moon and Martin A. Pidel

Messrs. Moon and Pidel each departed from LeapFrog effective December 1, 2008 in connection with a company-wide reduction in force. Both were eligible for benefits under the Severance Plan. As a result, they each received the standard benefits under the Severance Plan for a covered termination without a change in control: (i) salary continuation equal to 12 months of his base salary paid in semi-monthly installments; and (ii) 12 months of COBRA benefits. In addition, given the significant remaining term for Mr. Pidel's mortgage assistance if he remained with LeapFrog, we paid Mr. Pidel a lump sum of $45,000 representing a continuation of the mortgage interest subsidy provided for in his offer letter from us. This payment was approved by our compensation committee on November 14, 2008. These payments were conditioned upon these individuals executing a standard release agreement as required by the Severance Plan.

The following table shows the amounts of these severance benefits for Mr. Moon and Mr. Pidel:

Name of Named Executive Officer	Payment of Base Salary ($)(1)	Health Insurance Payments ($)	Additional Payments ($)(2)
Robert L. Moon	277,600	5,064	—
Martin A. Pidel	250,000	15,852	45,000

(1) Amount paid over 12 months in semi-monthly installments ending December 1, 2009 and subject to the terms and conditions of the Severance Plan, including any applicable tax withholding obligations.

(2) Mortgage interest subsidy continuation paid separately from the Severance Plan.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, except as follows, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2008 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were filed in a timely manner. On February 17, 2009, each of Lawrence Investments, Mollusk Holdings and Philip B. Simon filed beneficial ownership reports on Form 5 disclosing a distribution of our Class B common stock from Mollusk Holdings to various recipients, including Mr. Simon, through Lawrence Investments, which all occurred November 24, 2008.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports, including Notices of Internet Availability of Proxy Materials, with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials or other proxy materials, you may: (1) notify your broker; (2) direct your written request to our Director of Investor Relations, 6401 Hollis Street, Emeryville, California 94608 or to ir@leapfrog.com or (3) contact our Investor Relations department at (510) 420-5150. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials or other proxy materials at their addresses and would like to request "householding" of their communications should contact their brokers. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

Mollusk Holdings, an entity controlled by Lawrence J. Ellison that owns shares representing a majority of our voting power, notified us, as required under our bylaws, that it intends to propose, at the annual meeting, stockholder resolutions to amend our bylaws. Mollusk Holdings, as the holder of a majority of our voting power, has an interest in each these proposed amendments. If approved, the stockholder resolutions would amend the bylaws to provide for the following:

- LeapFrog's ceasing to be governed by Section 203 of the Delaware General Corporation Law, commencing 12 months after adoption of the amendment (the "Section 203 Proposal"). This provision of Delaware corporate law currently imposes restrictions on business combinations and certain other transactions between us and any holder of 15% or more of our outstanding voting stock.

- The right of the holders of at least 25% of the voting power of LeapFrog's outstanding capital stock to call a special meeting of the stockholders, subject to certain restrictions.
- The express right of stockholders to fill vacancies on our board of directors, including newly created directorships.

The notice from Mollusk Holdings was received within the notice period prescribed by our bylaws and, if it is presented by Mollusk Holdings at the annual meeting in accordance with our bylaws, we would consider the proposal to be properly brought before the meeting. Under Section 203 of the Delaware General Corporation Law, the Section 203 Proposal would require a vote "For" from the holders of a majority of our outstanding voting power entitled to vote at the meeting. In accordance with our bylaws, the other proposals by Mollusk Holdings would each require a vote "For" from the holders of 66⅔% of our outstanding voting power entitled to vote at the meeting.

WE ARE NOT SOLICITING PROXIES TO VOTE IN FAVOR OR AGAINST ANY OF THE MATTERS IDENTIFIED ABOVE THAT MAY BE PROPOSED BY MOLLUSK HOLDINGS AT THE ANNUAL MEETING. Stockholders may vote on these matters, if proposed at the annual meeting, by attending the meeting and voting in person or by providing their valid proxies to any other persons.

The board of directors is not making any recommendation for or against these proposals if they are brought before the meeting. Furthermore, if these matters are proposed at the annual meeting, it is the intention of the proxy holders not to cast votes either in favor of or in opposition to these proposals.

Except as described above, the board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Peter Wong

Peter M. O. Wong
Senior Vice President, General Counsel and
Corporate Secretary

April 20, 2009

STOCK PRICE PERFORMANCE GRAPH(1)

The following graph shows the total stockholder return on an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index for the period beginning on December 31, 2003 through December 31, 2008 (based on the closing prices of LeapFrog's Class A common stock as reported on the New York Stock Exchange). The stockholder return shown on the graph below is not necessarily indicative of future performance and we do not make or endorse any predictions as to future stockholder returns.



Indexed Price Performance
350
300
250
200
150
100
50
0
1/2/2004
4/2/2004
7/2/2004
10/1/2004
12/31/2004
4/1/2005
7/1/2005
9/30/2005
12/30/2005
3/31/2006
6/30/2006
9/29/2006
12/29/2006
3/30/2007
6/29/2007
9/28/2007
12/28/2007
3/28/2008
6/27/2008
9/26/2008
12/31/2008
Leapfrog
S&P 500
S&P Consumer Discretionary

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. This material updates the version of the performance graph in our Form 10-K, which inadvertently used the closing prices on July 25, 2002 as the basis for the hypothetical investment performance.

[THIS PAGE INTENTIONALLY LEFT BLANK]

DIRECTORS

Jeffrey G. Katz
Chairman, Chief Executive Officer and President
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Vice Chairman
LeapFrog Enterprises, Inc.

Paul T. Marinelli
Vice President
Lawrence Investments, LLC

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

Dr. David C. Nagel
Former Chief Executive Officer
PalmSource, Inc.

Philip B. Simon
President
Lawrence Investments, LLC

Caden Wang
Retired EVP and Chief Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

Jeffrey G. Katz
Chairman, Chief Executive Officer and President

William B. Chiasson
Chief Financial Officer

Nancy G. MacIntyre
EVP, Product, Innovation and Marketing

William K. Campbell
SVP, Consumer Sales

Michael J. Dodd
SVP, Supply Chain and Operations

Peter M. O. Wong
SVP, General Counsel and Corporate Secretary

Mark A. Etnyre
VP, Controller, Treasurer and Principal Accounting Officer

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

Continental Stock Transfer & Trust
New York, New York
(212) 509-4000

ANNUAL MEETING

The 2009 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific time on Thursday, June 4, 2009, at the company's headquarters in Emeryville, California.

INVESTOR RELATIONS

LeapFrog Enterprises welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's recent SEC filings and other corporate information, please direct your request to our website at www.leapfrog.com or www.leapfroginvestor.com. You can also contact our investor relations department by sending email to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Emeryville, California 94608.


Kk
Mm

LeapFrog Enterprises, Inc. 6401 Hollis Street, Ste. 100 Emeryville, CA 94608 leapfrog.com